     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 12, 2002.


                                                     REGISTRATION NO. 333-87420.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                             ---------------------
                                 PRE-EFFECTIVE

                                AMENDMENT NO. 2


                                       TO


                                   FORM S-2/A

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                             PREMIER BANCORP, INC.
             (Exact Name of Registrant as Specified in its Charter)

            PENNSYLVANIA                     379 NORTH MAIN STREET                       23-2921058
  (State or other jurisdiction of        DOYLESTOWN, PENNSYLVANIA 18901               (I.R.S. Employer
   incorporation or organization)                (215) 345-5100                     Identification No.)
                    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

           JOHN C. SOFFRONOFF, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             PREMIER BANCORP, INC.
                             379 NORTH MAIN STREET
                         DOYLESTOWN, PENNSYLVANIA 18901
                                 (215) 345-5100
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                WITH COPIES TO:

              NICHOLAS BYBEL, JR., ESQ.                                 JAMES D. EPSTEIN, ESQ.
                  JEAN SVOBODA, ESQ.                                  J. BRADLEY BOERICKE, ESQ.
               SHUMAKER WILLIAMS, P.C.                                   PEPPER HAMILTON LLP
               3425 SIMPSON FERRY ROAD                     3000 TWO LOGAN SQUARE, EIGHTEENTH & ARCH STREETS
            CAMP HILL, PENNSYLVANIA 17011                          PHILADELPHIA, PENNSYLVANIA 19103
                    (717) 763-1121                                          (215) 981-4000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                        CALCULATION OF REGISTRATION FEE


---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                              PROPOSED MAXIMUM        PROPOSED MAXIMUM
     TITLE OF EACH CLASS OF                AMOUNT              OFFERING PRICE            AGGREGATE               AMOUNT OF
   SECURITIES TO BE REGISTERED        TO BE REGISTERED            PER UNIT           OFFERING PRICE(1)      REGISTRATION FEE(2)
---------------------------------------------------------------------------------------------------------------------------------
Series A Preferred Stock.........         552,000                  $25.00               $13,800,000              $1,269.60
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------


(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(a).


(2) $1,058.00 of this registration fee was paid on May 2, 2002.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID
SECTION 8(a) MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   SUBJECT TO COMPLETION, DATED JUNE 12, 2002


PROSPECTUS

                                            SHARES

                             (PREMIER BANCORP LOGO)

           SERIES A       % NON-CUMULATIVE PERPETUAL PREFERRED STOCK
                            PRICE TO PUBLIC: $25.00

     We are offering to the public           shares of Series A      %
Non-Cumulative Perpetual Preferred Stock. The Series A Preferred Stock has the following characteristics:

     - Annual dividends of $     per share, payable quarterly, but only if
       declared by our board of directors. Dividends do not have to be paid.

     - Redeemable at our option after             , 2007, or earlier upon a
       change of control. There is no mandatory redemption provision, sinking fund or stated maturity date and, accordingly the shares of Series A Preferred Stock will remain outstanding unless we elect to redeem them.

     - Liquidation preference of $25.00 per share, plus an amount equal to all declared and unpaid dividends. The liquidation preference is payable after all of our outstanding liabilities, including our deposit obligations, notes, subordinated debt and trust preferred securities, are paid in full.

     Prior to this offering, no public market exists for the Series A Preferred Stock. We have filed an application to list the Series A Preferred Stock on the American Stock Exchange under the symbol "PPA.Pr.A".

   INVESTING IN THE SERIES A PREFERRED STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 8 BEFORE
          DECIDING WHETHER TO INVEST IN THE SERIES A PREFERRED STOCK.

                                                                    PER
                                                              PREFERRED SHARE   TOTAL
                                                              ---------------   -----
Public offering price.......................................    $               $
Underwriting discounts and commissions......................    $               $
Proceeds to Premier Bancorp, Inc. ..........................    $               $

     We have also granted to the underwriter an over-allotment option to
purchase up to an additional           shares.
                             ---------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE
ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                             ---------------------

THE SHARES OF SERIES A PREFERRED STOCK ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND
   ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER
                              GOVERNMENTAL AGENCY.

                      (BOENNING & SCATTERGOOD, INC. LOGO)

                The date of this prospectus is           , 2002.

          (PREMIER BANK LOGO) Branch Locations (Map of Pennsylvania)
--------------------------------------------------------------------------------

                                HEADQUARTERS
                                379 North Main Street
                                Doylestown, PA 18901

BENSALEM OFFICE                 EASTON OFFICE                   SOUTHAMPTON OFFICE
Bensalem Plaza                  2201 Northampton Street         516 Second Street Pike
2100 Street Road                Easton, PA 18042                Southampton, PA 18966
Bensalem, PA 19020

BETHLEHEM OFFICE                MONTGOMERYVILLE OFFICE          YARDLEY -- FLORAL VALE OFFICE
1401 Easton Avenue              Upper State and Horsham Roads   101 Floral Vale Boulevard
Bethlehem, PA 18018             Montgomeryville, PA 19454       Yardley, PA 19067

                               TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS..................................    ii
PROSPECTUS SUMMARY..........................................     1
RISK FACTORS................................................     8
USE OF PROCEEDS.............................................    13
MARKET FOR THE SERIES A PREFERRED STOCK.....................    13
CAPITALIZATION..............................................    13
SELECTED CONSOLIDATED FINANCIAL DATA........................    14
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    16
THE COMPANY.................................................    44
MANAGEMENT AND PRINCIPAL SHAREHOLDERS.......................    46
DESCRIPTION OF SECURITIES...................................    50
FEDERAL INCOME TAX CONSEQUENCES.............................    56
UNDERWRITING................................................    58
LEGAL MATTERS...............................................    59
EXPERTS.....................................................    59
WHERE YOU CAN FIND MORE INFORMATION.........................    59
INCORPORATION OF DOCUMENTS BY REFERENCE.....................    60
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS..................   F-1

                             ---------------------

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and our underwriter has not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and our underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. This prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any securities other than the securities to which it relates.

                             ---------------------

     Until           , 2002, all dealers that buy, sell or trade shares of
Series A Preferred Stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes or incorporates by reference "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including, in particular, the statements about our current expectations, plans, strategies, prospects and projections about future events. Although we believe that our statements reflected in or suggested by the forward-looking statements are reasonable, we can give no assurance that these expectations, plans, strategies, prospects and projections about future events will be achieved or actually occur.

     Information appearing in this document, in documents incorporated by reference herein, and in documents subsequently filed with the Securities and Exchange Commission that are not statements of historical fact may include forward-looking statements with respect to our financial condition and results of operations and business. These forward-looking statements are subject to certain risks and uncertainties, not all of which can be predicted or anticipated. We have included important factors that could cause actual results to differ materially from the forward-looking statements under the heading "Risk Factors" appearing elsewhere in this prospectus.

     Factors that may cause our actual results to differ materially from those contemplated by the forward-looking statements herein include market conditions as well as conditions affecting the banking industry generally and factors having a specific impact on us, including but not limited to:

     - operating, legal and regulatory risks, such as continued levels of loan quality and origination volumes, continued relationships with major customers and technological changes;

     - economic, political and competitive forces affecting our banking business, such as changes in economic conditions, especially in the bank's market area, interest rate fluctuations, competitive product and pricing pressures within the bank's market, personal and corporate bankruptcies, monetary policy and inflation;

     - our ability to grow internally or through acquisitions; and

     - the risk that management's analyses of these risks and forces could be incorrect and/or that the strategies developed to address them could be unsuccessful.

     Readers of our prospectus should therefore not place undue reliance on forward-looking statements.

                               PROSPECTUS SUMMARY

     This summary highlights some of the information contained in this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in the Series A Preferred Stock. You should carefully read this prospectus and the documents we have referred you to in the section entitled "Incorporation of Documents by Reference" before you make your investment decision.

                             PREMIER BANCORP, INC.

  GENERAL

     Premier Bancorp, Inc. is a registered financial holding company. Our primary business is the operation of our wholly-owned subsidiary, Premier Bank, which we manage as a single business segment. Premier Bancorp, Inc. and its subsidiaries are collectively referred to in this prospectus as "we", "our", "Premier Bancorp, Inc.", "PBI" or the "company". When we refer to the "bank", we are referring only to Premier Bank.

     Our principal executive offices are located at 379 North Main Street, Doylestown, Bucks County, Pennsylvania, and the telephone number is (215) 345-5100.

  BUSINESS AND MARKET AREA

     Our business consists primarily of originating commercial loans among small to mid-sized businesses and attracting retail deposits through our network of seven community banking offices and one limited service branch. Our primary market area is Doylestown, Bucks County, Pennsylvania, and the surrounding Bucks County and Greater Lehigh and Delaware Valley communities.

     - Our primary market area includes some of the fastest growing and most affluent counties in Pennsylvania as illustrated by the following data from the U.S. Census Bureau.

                                POPULATION GROWTH   MEDIAN HOUSEHOLD
                                    1990-2000       MONEY INCOME(1)
                                -----------------   ----------------
Pennsylvania..................         3.4%             $37,267
Bucks County..................        10.4%             $54,664
Montgomery County.............        10.6%             $55,580
Northampton County............         8.1%             $43,437

           --------------------------
           (1) 1997 model-based estimate.

      - In the 10 years since the bank was founded, we have developed through internal growth into a banking company with $488 million in assets, $334 million in net loans and $391 million in deposits.

     - We have demonstrated consistent growth over the past five years in total assets, total deposits and loans (net of deferred fees and allowance for loan losses) as illustrated by the following charts.


[TOTAL ASSETS BAR CHART]            [TOTAL DEPOSITS BAR CHART]          [NET LOANS BAR CHART]

     - Our compound annual growth rate for the past five years in total assets, total deposits and net loans has significantly exceeded the growth rates for FDIC-insured commercial banks as a whole.

                          COMPOUND ANNUAL GROWTH RATES

                     DECEMBER 31, 1996 TO DECEMBER 31, 2001

                                    TOTAL ASSETS   TOTAL DEPOSITS   NET LOANS
                                    ------------   --------------   ---------
FDIC-insured Commercial Banks.....       7.5%             6.6%         6.8%
Premier...........................      24.0%            24.9%        30.6%

     - During the past five years, we have achieved an average return on average shareholders' equity of 15.4%.

     - Our success in lending to small to mid-sized businesses and their owners has been a major factor in our growth. We are a commercial bank with 82.5% of our loan portfolio in commercial and commercial real estate loans. We believe the average size of our typical credit relationship is larger than and distinguishes us from community banking institutions of our size which typically have a larger percentage of consumer loans.

     - We believe that our commercial lending staff has more experience addressing the diverse credit needs of small to mid-sized businesses than does a typical community bank of our size. We currently have 13 commercial loan officers with an average of 25 years of experience in loan origination, underwriting and other related services.

     - While we centralize credit approval and administrative functions, primary responsibility for managing our bank branches rests with the officers of each branch. This allows us to achieve operating efficiencies while allowing our bank branches to focus on customer service and responsiveness.

     - Our Chairman and three executive officers have an average of 30 years of experience in the financial services industry in the greater Philadelphia market area and have been leading the organization since the bank's inception in 1992.

     - Our board of directors includes several prominent and successful individuals with significant ties to the market we serve. Our board members collectively own approximately 47% of our outstanding common stock and options.

  STRATEGY AND PHILOSOPHY

     We believe that significant opportunities exist for financial services organizations to grow and prosper by delivering quality products and at the same time providing personal service to small to mid-sized businesses and individuals.

     On April 24, 2002, we celebrated our tenth anniversary. Our founding strategy, which we will continue to pursue, is:

     - generating strong, controlled growth and profitability of our franchise;

     - emphasizing our commercial lending capabilities and personalized service to small to mid-sized businesses and their owners while at the same time emphasizing high asset quality;

     - continuing geographic expansion both within and contiguous to our current market by opening new branches or acquiring other financial services entities;

     - increasing "core deposits" through continued generation of local deposits from our community bank network strategically positioned in Bucks, Montgomery and Northampton counties of eastern Pennsylvania; and

     - developing and providing products and services to better serve the changing needs of our customers while at the same time diversifying our revenue streams and maintaining cost control.

     We have achieved success with this strategy largely due to our experienced staff who are dedicated to providing superior customer service. These values form the foundation of our culture and are the driving force behind our financial performance.

  PURPOSE OF THE OFFERING

     We are offering the Series A Preferred Stock primarily to enhance our regulatory capital position because our asset growth rate has historically exceeded our return on shareholders' equity. The Series A Preferred Stock has been structured as a perpetual non-cumulative preferred instrument in order to qualify as Tier 1 capital under applicable regulatory capital guidelines.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     You should read the summary financial information presented below together with our consolidated financial statements and notes which are included in this prospectus and with our historical financial information included under "Selected Consolidated Financial Data" beginning on page 14 of this prospectus.

                                    AT OR
                                   FOR THE
                              THREE MONTHS ENDED                   AT OR FOR THE YEAR ENDED
                                  MARCH 31,                              DECEMBER 31,
                             --------------------    ----------------------------------------------------
                               2002        2001        2001       2000       1999       1998       1997
                             --------    --------    --------   --------   --------   --------   --------
                                                        (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA
Total assets...............  $487,657    $367,738    $450,569   $355,201   $318,660   $249,193   $193,523
Total loans, net...........   334,154     245,726     310,876    235,552    196,121    138,100    107,172
Total deposits.............   391,244     314,411     358,282    303,293    237,481    191,226    143,603
Shareholders' equity.......    20,828      17,814      19,609     16,455     12,647     11,767     10,434
INCOME STATEMENT DATA
Net interest income........  $  3,718       2,906    $ 13,026   $ 11,399   $ 10,509   $  7,594   $  5,916
Net income.................       802         464       2,534      2,061      2,405      1,755      1,341
Return on average assets...      0.71%(1)     0.52%(1)     0.63%     0.61%     0.83%      0.82%      0.78%
Return on average
  shareholders' equity.....     15.85%(1)    11.01%(1)    13.66%    15.26%    17.59%     16.05%     14.28%
Net interest margin........      3.42%(1)     3.40%(1)     3.39%     3.50%     3.94%      3.82%      3.56%
CAPITALIZATION DATA
Average shareholders'
  equity to average
  assets...................      4.45%       4.74%       4.65%      3.98%      4.70%      5.11%      5.45%
Total risk-based capital/
  risk-weighted assets.....     10.35%      11.84%      10.62%     12.04%     13.07%     13.75%     10.97%
Tier 1
  capital/risk-weighted
  assets...................      7.92%       9.23%       8.02%      9.25%      9.69%      8.73%      8.60%
Tier 1 capital/average
  assets (leverage
  ratio)...................      6.81%       7.62%       6.83%      7.41%      7.33%      6.75%      5.51%
ASSET QUALITY DATA
Ratio of non-performing
  assets to total assets...      0.64%       0.07%       0.70%      0.07%      0.06%      0.76%      0.67%
Ratio of non-performing
  loans to total loans.....      0.77%        N/M(2)     0.85%     N/M(2)      0.10%      1.20%      0.60%
Allowance for loan losses
  to total loans...........      1.21%       1.25%       1.21%      1.27%      1.26%      1.29%      1.25%
Allowance for loan losses
  to total non-performing
  loans....................    156.03%        N/M(2)   142.05%     N/M(2)   1307.81%    106.74%    209.55%
Net charge-offs to average
  loans....................        --          --        0.01%        --       0.01%      0.05%        --
OTHER DATA
Number of full service
  banking offices..........         7           7           7          7          5          3          3

---------------

(1) Presented on an annualized basis.

(2) "N/M" stands for not meaningful. There were no non-performing loans at December 31, 2000 or March 31, 2001.

                  CONSOLIDATED RATIO OF COMBINED FIXED CHARGES
                      AND PREFERENCE DIVIDENDS TO EARNINGS

     Shown below are the consolidated ratios of earnings to fixed charges. We had no outstanding preferred stock during any of the periods covered by the ratios shown below. The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For purposes of computing these ratios, earnings represent net income (loss) before extraordinary items and cumulative effect of changes in accounting principles plus applicable income taxes and fixed charges. Fixed charges, excluding interest on deposits, include gross interest expense (other than on deposits), expenses of capital securities, and the portion deemed representative of the interest factor of rent expense. Fixed charges, including gross interest on deposits, include all interest expense, expenses of capital securities, and the portion deemed representative of the interest factor of rent expense.

                                                    FOR THE
                                                 THREE MONTHS
                                                     ENDED
                                                   MARCH 31,     FOR THE YEAR ENDED DECEMBER 31,
                                                 -------------   --------------------------------
                                                 2002    2001    2001   2000   1999   1998   1997
                                                 -----   -----   ----   ----   ----   ----   ----
RATIO OF EARNINGS TO COMBINED FIXED CHARGES
Ratio including interest on deposits...........  1.27    1.14    1.19   1.17   1.26   1.27   1.25
Ratio excluding interest on deposits...........  2.43    2.36    2.23   1.81   1.91   2.35   2.14

    SUMMARY OF THE OFFERING AND TERMS OF THE SERIES A      % NON-CUMULATIVE
                           PERPETUAL PREFERRED STOCK

The Issuer....................   Premier Bancorp, Inc.

Securities Being Offered......   We are offering      shares of Series A      %
                                 Non-Cumulative Perpetual Preferred Stock, no
                                 par value (Series A Preferred Stock). We may
                                 sell up to      additional shares to the
                                 underwriter to cover over-allotments, if any.

Offering Price................   $25.00 per share of Series A Preferred Stock.

Dividends.....................   The annual dividend rate on the Series A
                                 Preferred Stock is      % or $     per share.
                                 The board of directors must approve each dividend payment from legally available funds.
                                 If the board does not declare a dividend, it never has to be paid. If declared by the board, dividends would be paid quarterly on January
                                 31, April 30, July 31 and October 31 of each year.

Ranking.......................   The Series A Preferred Stock is senior to our
                                 outstanding common stock. Our preferred stock ranks junior to all of our outstanding liabilities, including our deposit obligations, notes, subordinated debt and trust preferred securities.

Voting Rights.................   Except in the following limited circumstances,
                                 holders of the Series A Preferred Stock will have no voting rights:

                                 - you will have those voting rights expressly
                                   granted by the laws of Pennsylvania;

                                 - you will have certain voting rights to elect
                                   a minimum of 2 directors or 20% of the board of directors if we do not pay six dividends on your Series A Preferred Stock unless the failure is remedied in accordance with the terms of the Series A Preferred Stock; and

                                 - you will have certain voting rights to
                                   approve any proposed change in the rights, privileges or preferences of the Series A Preferred Stock and to approve the creation of any additional class or series of preferred stock ranking senior or equal to the Series A Preferred Stock.

No Maturity Date; No Required
  Redemption..................   The Series A Preferred Stock is perpetual
                                 stock, which means that it does not have a stated maturity date and is not subject to any sinking fund or mandatory redemption provisions. Accordingly, the shares of Series A
                                 Preferred Stock will remain outstanding
                                 indefinitely unless we decide to redeem them.

Company's Option to Redeem....   We may redeem your shares at our option, in
                                 whole or in part, at any time after     , 2007,
                                 or earlier in the event of a change of control, in either case, subject to Federal Reserve
                                 Board approval.

                                 If we redeem any or all shares of the Series A Preferred Stock, we will provide you with notice by mail at least 30 days but not more than 60 days prior to redemption. If we decide
                                 to redeem your shares after                ,
                                 2007, you will be paid $25.00
                                 per share, plus an amount equal to declared and unpaid dividends. If we redeem the Series A Preferred Stock in connection with a change of
                                 control prior to     , 2007, the redemption
                                 price will include a premium decreasing over time from 2.5% to .5% of the offering price.

Liquidation Preference........   If we liquidate, you will have the right to
                                 receive a liquidation preference of $25.00 per share, plus an amount equal to declared and unpaid dividends. Your liquidation rights will be paid only after all of our outstanding liabilities, including our deposit obligations, notes, subordinated debt and trust preferred securities, are paid in full. Your liquidation rights will be paid before any liquidating distributions are paid to our common shareholders.

No Conversion Rights..........   The Series A Preferred Stock is not convertible
                                 into or exchangeable for any of our property or securities.

Use of Proceeds...............   We will use the proceeds from the sale of the
                                 Series A Preferred Stock for corporate and working capital purposes. In addition, we may use the proceeds to invest in new business ventures or acquire other companies. We may also use the proceeds to pay principal and/or interest due on our subordinated debt and notes, pay preferred stock dividends, repurchase outstanding shares of our common stock and for other general corporate purposes.

United States Federal Income
Tax Considerations............   Generally, if we earn a profit on a tax
                                 accounting basis during any future year, any dividends that we may pay on shares of Series A
                                 Preferred Stock will be taxable to you. If we incur a cumulative loss on a tax accounting basis, the dividends that we may pay on Series
                                 A Preferred Stock will be a return of capital and not taxed, but will reduce your basis in your shares. You are encouraged to consult your own tax advisors about whether the dividends you will receive will be taxable income.

Exchange Listing..............   We have applied to have the Series A Preferred
                                 Stock listed on the American Stock Exchange under the symbol "PPA.Pr.A". We cannot assure you that an active trading market will develop for the Series A Preferred Stock.

                                  RISK FACTORS

     Purchasing the Series A Preferred Stock involves risks. You should review the risks described in this prospectus in the section entitled "Risk Factors" beginning on page 8, the documents described in the section entitled "Incorporation of Documents by Reference" and other documents that we file with the Securities and Exchange Commission before you invest in the Series A Preferred Stock.

                                  RISK FACTORS

     When deciding whether or not to purchase the Series A Preferred Stock, you should carefully consider the risks contained in this prospectus as well as those described in other documents we file from time to time with the SEC, including quarterly reports on Form 10-Q and any current reports on Form 8-K. You should also consider the following risks associated with an investment in the Series A Preferred Stock:

DIVIDENDS WILL NOT BE PAID UNLESS DECLARED BY THE BOARD OF DIRECTORS AND UNDECLARED DIVIDENDS NEVER HAVE TO BE PAID.

     Quarterly dividends on the Series A Preferred Stock will be paid only if declared by our board of directors. The board of directors is not obligated or required to declare quarterly dividends. The shares of Series A Preferred Stock are non-cumulative. This means that missed dividends never have to be paid. If the board of directors does not declare a quarterly dividend then you do not have the right to receive that dividend in the future.

     Certain reasons may exist for other issuers of non-cumulative preferred stock to pay dividends on those shares that are not present in our case. For example, many issuers of non-cumulative preferred stock have a history of paying dividends on their common stock. Because they would be prohibited from paying dividends on their common stock if they failed to pay dividends on their preferred stock, an incentive exists for them to pay dividends on those preferred shares. Because we have no history of paying a cash common stock dividend, and do not for the foreseeable future plan to commence paying a cash common stock dividend, this incentive is not present with respect to the Series A Preferred Stock.

THERE IS NO FIXED MATURITY DATE OR REQUIRED REDEMPTION OF THE SERIES A PREFERRED STOCK.

     There is no fixed maturity date or required redemption of the shares of Series A Preferred Stock. Holders of shares of Series A Preferred Stock do not have the right to require us to redeem or repurchase their shares.

LISTING ON THE AMERICAN STOCK EXCHANGE DOES NOT GUARANTEE A MARKET FOR THE PREFERRED STOCK.

     Although we have applied to have the Series A Preferred Stock listed on the American Stock Exchange, we cannot assure you that an active or liquid trading market will develop or, if developed, will be sustained or that it will provide you with a means to sell your shares. If an active trading market does not develop, the market price and liquidity of the Series A Preferred Stock will be adversely affected. Even if an active public market does develop, we cannot guarantee you that the market price for the Series A Preferred Stock will equal or exceed the price you pay for the Series A Preferred Stock. The marketplace determines the trading prices for the Series A Preferred Stock and may be influenced by many factors, including our history of paying dividends on the Series A Preferred Stock, variations in our financial results, changes in earnings estimates by industry research analysts, the market for similar securities, investors' perception of us, and general economic, industry, interest rate and market conditions. Because the Series A Preferred Stock will carry a fixed dividend rate, its value in the secondary market will be influenced by changes in interest rates and will tend to move inversely to such changes.

WE WILL RELY ON PREMIER BANK TO MAKE PAYMENTS TO US IN ORDER FOR US TO MAKE PAYMENTS ON THE SERIES A PREFERRED STOCK.

     Premier Bancorp, Inc., the issuer of the Series A Preferred Stock, is a financial holding company with no significant operations of its own. As a result, our ability to pay cash dividends on the Series A Preferred Stock depends on our ability to obtain dividends from our principal subsidiary, Premier Bank. The bank's ability to pay dividends is subject to the regulatory restrictions set forth in the Pennsylvania Banking Code, the Federal Reserve Act and the Federal Deposit Insurance Act. Under the Pennsylvania Banking Code, the bank can declare and pay cash dividends only out of accumulated undivided profits, which were $14,960,000 at March 31, 2002. Cash dividends require Federal Reserve Board approval if the total of all cash dividends declared by the bank in any calendar year, including the proposed cash dividend, exceeds the total of the bank's net profits for that year plus its retained net profits from the preceding two years less any required transfers to surplus or to a fund for the retirement of preferred stock, if any. At March 31, 2002, Premier Bank had retained net profits available for distribution without Federal Reserve Board approval of $7,717,000. The Federal Deposit Insurance Act restricts the payment of dividends by a bank that is not adequately capitalized and generally prohibits all payments of dividends by any bank that is in default of any FDIC assessment. We are not presently and have not been in default of any FDIC assessments.

WE CAN CALL OR REDEEM THE PREFERRED STOCK IN OUR DISCRETION AT CERTAIN TIMES.

     After           , 2007, or earlier upon a change of control, we have the
option of calling or redeeming your shares of Series A Preferred Stock, in whole or in part, with the prior approval of the Federal Reserve Board. In granting its approval, if at all, the Federal Reserve Board will not evaluate or consider whether the proposed redemption price is fair to the holders of the Series A Preferred Stock.

AS A HOLDER OF PREFERRED STOCK YOU HAVE LIMITED VOTING RIGHTS.

     Your voting rights as a preferred shareholder will be limited to certain instances. Common stock is the only class of stock carrying full voting rights. The Series A Preferred Stock voting rights exist primarily with respect to fundamental transactions, changes in the terms of the Series A Preferred Stock, the creation of additional classes or series of preferred stock, and if we do not pay dividends on the Series A Preferred Stock. In general, only common shareholders can replace or remove any of the directors. However, if we do not declare and pay dividends for a total of six quarters, the holders of the Series A Preferred Stock acquire the right, voting as a separate class, to appoint 20% of the total number of directors after giving effect to the appointment (and in no event less than two directors) unless the failure is remedied in accordance with the terms of the Series A Preferred Stock.

OUR DEBT INSTRUMENTS RANK SENIOR TO THE PREFERRED STOCK AND RESTRICT OUR ABILITY TO PAY DIVIDENDS ON THE SERIES A PREFERRED STOCK.

     We currently have $10,000,000 in face amount of trust preferred securities outstanding which rank senior to the shares of Series A Preferred Stock in liquidation. Further, the bank has two capital notes totaling $3,500,000 which, like all obligations of the bank, rank senior to the shares of Series A Preferred Stock. The instruments governing the trust preferred securities restrict the payment of dividends if those securities are in default or if payments have been deferred. Additionally, without the consent of the holders of the Series A Preferred Stock, we may issue more debt, ranking senior to the shares of Series A Preferred Stock and having terms that may restrict the payment of dividends by our subsidiaries to us or the payment of dividends by us.

EXTRAORDINARY CORPORATE EVENTS COULD AFFECT THE LIQUIDATION RIGHTS OF THE HOLDERS OF SERIES A PREFERRED STOCK.

     Your preferences in liquidation could be adversely affected if we sell our assets, if we effect a capital restructuring, a merger or a reorganization, or if we become insolvent or the subject of a bankruptcy proceeding. If one of these events occurs your rights may be compromised by a negotiation between all interested parties or by a court determination and you may not receive the full amounts owed to you in liquidation.

WE CAN ISSUE MORE SECURITIES AND THIS MAY AFFECT YOUR RIGHTS.

     We may issue additional debt and preferred stock. These securities may affect your rights in the future. If we issue additional debt or preferred stock and subsequently become insolvent, the amounts you receive with respect to the Series A Preferred Stock may be reduced or eliminated as a result. In addition, we may be restricted in our ability to redeem your shares or pay dividends to you unless the dividends have been paid or are being paid to all other holders of debt or preferred stock ranking equally with or senior to the Series A Preferred Stock.

WE MAY NEED ADDITIONAL CAPITAL IN THE NEAR FUTURE.

     We must maintain certain minimum capital amounts and ratios to be considered well capitalized for federal and state regulatory purposes. Failure to maintain our well capitalized status may adversely impact our business plan, including our ability to expand our branch network and our ability to pay dividends on the Series A Preferred Stock. Our asset growth rate has historically exceeded our return on shareholders' equity. If this trend continues, we will need additional capital to maintain our growth. We cannot assure you that we will be able to raise additional capital, or that we will be able to raise capital on terms that are acceptable to us or on terms that will not be materially adverse to the holders of Series A Preferred Stock.

WE MAY BE ADVERSELY AFFECTED BY INTEREST RATE CHANGES.

     Our earnings are primarily dependent on net interest income, calculated as the difference between interest earned on loans and investments, minus the interest expense paid on deposits and other borrowings. Our interest income and interest expense are affected by general economic conditions and by the policies of regulatory authorities, including the Federal Reserve Board's monetary policies. Changes in the economic environment may affect loan and deposit pricing, influence the growth rate of loans and deposits and alter the quality of our loan portfolio.

CERTAIN ASPECTS OF OUR LENDING BUSINESS EXPOSE US TO GREATER CREDIT RISKS.

     We make commercial loans that are generally larger than loans made by community banking institutions of similar size which typically have a larger percentage of consumer loans. This results in higher credit exposures to individual borrowers. As a result, individual defaults may have a more significant impact on us.

CONCENTRATIONS IN OUR LENDING BUSINESS MAY EXPOSE US TO GREATER RISK.

     Our loan portfolio contains concentrations of borrowers engaged in the medical professions, restaurant and lodging industry, and real estate business. Loan concentrations are considered to exist when there are amounts loaned or committed to be loaned to a multiple number of borrowers engaged in similar activities that would cause their ability to meet contractual obligations to be similarly impacted by economic or other conditions. Any adverse changes in these industries could have a material adverse effect on the ability of many of our borrowers to repay loans made by us.

     We also place substantial reliance on real estate collateral in our portfolio. In addition to the financial strength and cash flow characteristics of the borrower in each case, the bank often secures its loans with commercial or residential real estate collateral. At March 31, 2002, approximately 86% of the bank's loans have real estate as a significant component of collateral. If we are required to liquidate the collateral securing a loan during a period of reduced real estate values to satisfy the debt, our earnings and capital could be adversely affected.

     Additionally, because most of our loans are concentrated in the Greater Delaware and Lehigh Valleys of Pennsylvania and New Jersey, a disproportionate decline in local economic conditions or local real estate values may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose borrowers and real estate loan portfolios are geographically diverse.

IF OUR ALLOWANCE FOR LOAN LOSSES IS INSUFFICIENT TO ABSORB LOSSES IN OUR LOAN PORTFOLIO, IT WILL ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     Some borrowers may not repay loans that we make to them. We maintain an allowance for loan losses, which reflects management's best estimates of losses, both known and inherent, in our loan portfolio. However, we cannot predict loan losses with certainty, and we cannot assure you that our allowance will be sufficient, particularly during an economic downturn. The bank's loan portfolio is relatively unseasoned given its recent growth rates. Therefore, historical charge-off and non-performing trends may not be indicative of future performance. Loan losses or other conditions that require increased provisions for loan losses would have an adverse effect on our financial condition and results of operations.

OUR INVESTMENT PORTFOLIO HAS A CONCENTRATION IN CORPORATE BONDS ISSUED BY OTHER FINANCIAL INSTITUTIONS.

     Our investment portfolio has a concentration in corporate bonds issued by other financial institutions. Many of these financial institutions are banking companies that are subject to many of the same business risks as us. Accordingly, various factors resulting in adverse effects upon our business could also have an adverse effect upon our investment portfolio. Corporate bonds issued by other financial institutions totaled $28,892,000 or 29% of our investment portfolio at March 31, 2002.

OUR FUTURE SUCCESS IS DEPENDENT ON OUR ABILITY TO COMPETE EFFECTIVELY IN THE HIGHLY COMPETITIVE FINANCIAL SERVICES INDUSTRY.

     The financial services industry is highly competitive, and we encounter strong direct competition for deposits, loans and other financial services in our market area. Our principal competitors include other commercial banks, savings banks, savings and loan associations, mutual funds, finance companies, trust companies, insurance companies, leasing companies, credit unions, mortgage companies, private issuers of debt obligations and suppliers of other investment alternatives, such as securities firms and financial holding companies. Many of our non-bank competitors are not subject to the same degree of regulation that is imposed on bank holding companies, federally insured banks and national or state chartered banks, savings banks and savings and loan associations. As a result, such non-bank competitors may have advantages over us in providing certain services. We also compete with major multi-bank holding companies that are significantly larger than us and have greater access to capital and other resources.

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY THE HIGHLY REGULATED ENVIRONMENT IN WHICH WE OPERATE.

     We are subject to extensive federal and state legislation, regulation and supervision. Recently enacted, proposed and future legislation and regulations have had and are expected to continue to have a significant impact on the financial services industry. Some of the legislative and regulatory changes may benefit us. However, other changes could increase our costs of doing business or reduce our ability to compete in certain markets.

OUR MANAGEMENT AND BOARD OF DIRECTORS CONTROL A SIGNIFICANT PERCENTAGE OF OUR COMMON STOCK.

     At April 30, 2002, our directors and executive officers beneficially owned 1,749,461 shares or approximately 47% of our outstanding common stock plus options. We expect that some of our directors and executive officers may purchase shares of the Series A Preferred Stock offered by this prospectus. Because of the large percentage of stock held by our directors and executive officers, these persons could influence the outcome of most matters submitted to a vote of our shareholders.

ANTI-TAKEOVER DEFENSES MAY DELAY OR PREVENT FUTURE TRANSACTIONS.

     Our Articles of Incorporation and Bylaws, among other things:

     - divide the board of directors into three classes with directors of each class serving for a staggered three year period;

     - permit the directors to fill vacancies on the board of directors;

     - restrict the ability of shareholders to call special meetings;

     - require the affirmative vote of the holders of our common stock entitled to cast at least 66 2/3% of the outstanding shares in order to effect a merger, consolidation, liquidation or dissolution of the corporation; and

     - permit the issuance, without shareholder approval, of shares of preferred stock having rights and preferences determined by the board of directors.

     These provisions could make the removal of incumbent directors more difficult and time-consuming and may have the effect of discouraging a tender offer or other takeover attempts not previously approved by our board of directors.

WE MAY BE ADVERSELY AFFECTED BY RECENT OR FUTURE TERRORIST ATTACKS.

     The terrorist attacks of September 11, 2001, had an adverse impact on our domestic economy that was slowing even prior to those events. The terrorist attacks, the allied military response and subsequent developments may impact the global economy and may adversely affect our future results of operations. We are unable to determine at this time the extent of the impact and whether these events will result in long-term negative effects on our operations or our profitability. In the future, fears of war and additional acts of terrorism may continue to impact global economies and financial markets and could adversely affect our business.

WE CONTINUALLY ENCOUNTER TECHNOLOGICAL CHANGE, AND WE MAY HAVE FEWER RESOURCES THAN MANY OF OUR COMPETITORS TO CONTINUE TO INVEST IN TECHNOLOGICAL IMPROVEMENTS.

     The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We cannot assure you that we will be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

WE ARE DEPENDENT ON OUR KEY PERSONNEL.

     Our future operating results depend in large part on the continued services of our key personnel, including Clark S. Frame, our Chairman of the Board, John
C. Soffronoff, our President and Chief Executive Officer, Bruce E. Sickel, Senior Vice President and Chief Financial Officer, and John J. Ginley, Senior Vice President and Chief Loan Officer, and our ability to continue to attract and retain highly-skilled personnel. We cannot assure you that we will be able to continue to attract and retain the qualified personnel necessary for the development of our business. We do not maintain key-man life insurance on any of these individuals nor has the company entered into an employment agreement with any of them. Messrs. Soffronoff, Sickel and Ginley have agreements with the company that entitle them to certain benefits in the event of a change in control of the company.

MANAGEMENT HAS DISCRETIONARY USE OF THE PROCEEDS OF THIS OFFERING.

     We intend to use the proceeds of this offering for working capital and general corporate purposes. Accordingly, management will have broad discretion with respect to the expenditure of the net proceeds of this offering.

                                USE OF PROCEEDS

     The net proceeds from the sale of           shares of Series A Preferred
Stock offered in this offering (after deducting the underwriting discount and commissions and estimated expenses of the offering) are estimated to be
approximately $          ($          if the underwriter's over-allotment option
is exercised in full), based upon an offering price of $25.00 per share.

     We are conducting this offering primarily to strengthen our regulatory capital position and will use the proceeds for corporate and working capital purposes. We may also invest in new business ventures or acquire other companies. However, we are not presently in discussions regarding any such investment or acquisition. We may also use the proceeds to pay principal and/or interest due on our subordinated debt and trust preferred securities, pay preferred stock dividends, repurchase outstanding shares of common stock and for other general corporate purposes.

     The foregoing represents our anticipated use of the net proceeds of this offering based upon the current status of our business operations, our current plans and current economic conditions. A change in the use of proceeds or timing of such use will be at our discretion. Pending their longer-term use, we anticipate that some of the proceeds from this offering will be invested in bank qualified investment securities while awaiting use, as described above.

                    MARKET FOR THE SERIES A PREFERRED STOCK

     We have applied to have the shares of Series A Preferred Stock listed on the American Stock Exchange under the symbol "PPA.Pr.A". However, we cannot assure you that an active and liquid trading market will develop, or if developed, will continue. The public offering price and dividend rate have been determined by negotiations with the underwriter, and the public offering price of the Series A Preferred Stock may not be indicative of the market price following the offering.

                                 CAPITALIZATION

     The following table sets forth our historical consolidated capitalization at March 31, 2002 and as adjusted to give effect to the consummation of the
offering of the shares of Series A      % Non-Cumulative Perpetual Preferred
Stock offered under this prospectus and the application of the net proceeds thereof. The following data should be read in conjunction with the financial information included in this prospectus and documents incorporated by reference into this prospectus.

                                                                 MARCH 31, 2002
                                                              ---------------------
                                                              ACTUAL    AS ADJUSTED
                                                              -------   -----------
                                                                 (IN THOUSANDS)
Subordinated Debt...........................................  $ 3,500     $ 3,500
Corporation-obligated mandatorily redeemable capital
  securities of subsidiary trust holding solely junior
  subordinated debentures of the corporation (trust
  preferred securities).....................................   10,000      10,000
Shareholders' equity:
  Preferred stock -- no par value; 20,000,000 shares
     authorized
  Series A     % non-cumulative perpetual preferred stock...       --
  Common stock -- $0.33 par value; 30,000,000 shares
     authorized; 3,367,466 issued and outstanding...........    1,111       1,111
  Additional paid-in-capital................................   12,308      12,308
  Retained earnings.........................................   10,257      10,257
  Accumulated other comprehensive loss......................   (2,848)     (2,848)
                                                              -------     -------
  Total shareholders' equity................................   20,828
                                                              -------     -------
Total capitalization........................................  $34,328     $
                                                              =======     =======

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data shown below at and for the three months ended March 31, 2002 and 2001 and at and for the years ended December 31, 2001, 2000, 1999, 1998 and 1997 have been derived from, and should be read in conjunction with, the consolidated financial statements, related notes, and Management's Discussion and Analysis of Financial Condition and Results of Operations appearing elsewhere in this prospectus.

                                                                         DECEMBER 31,
                                         MARCH 31,   ----------------------------------------------------
                                           2002        2001       2000       1999       1998       1997
                                         ---------   --------   --------   --------   --------   --------
                                                                  (IN THOUSANDS)
SELECTED FINANCIAL CONDITION DATA
Loans, net.............................  $334,154    $310,876   $235,552   $196,121   $138,100   $107,172
Investment securities held to
  maturity.............................       500         500      6,026      6,881      5,492     15,170
Investment securities available for
  sale.................................    97,646      97,851     94,573     97,076     93,888     62,434
Other interest-earning assets..........    26,374      15,221         56      3,845        135         86
Total assets...........................   487,657     450,569    355,201    318,660    249,193    193,523
Deposits...............................   391,244     358,282    303,293    237,481    191,226    143,603
Borrowings.............................    52,233      49,605     14,404     52,537     29,936     34,843
Subordinated debt......................     3,500       3,500      1,500      1,500      1,500      1,500
Capital securities.....................    10,000      10,000     10,000     10,000     10,000         --
Shareholders' equity...................    20,828      19,609     16,455     12,647     11,767     10,434

                                    AT OR FOR THE THREE
                                        MONTHS ENDED
                                         MARCH 31,                           AT OR FOR THE YEAR ENDED DECEMBER 31,
                                 --------------------------        ---------------------------------------------------------
                                   2002             2001             2001        2000        1999        1998        1997
                                 ---------        ---------        ---------   ---------   ---------   ---------   ---------
                                                          (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
SELECTED OPERATING DATA
Interest income................  $   7,564        $   7,014        $  29,651   $  26,693   $  21,929   $  16,516   $  13,448
Interest expense...............      3,846            4,108           16,625      15,294      11,420       8,922       7,532
                                 ---------        ---------        ---------   ---------   ---------   ---------   ---------
Net interest income............      3,718            2,906           13,026      11,399      10,509       7,594       5,916
Provision for loan losses......        285              100              818         528         719         505         400
Non-interest income............        136              106              594         319         124         357         150
Non-interest expense...........      2,484            2,293            9,405       8,454       6,744       4,903       3,735
                                 ---------        ---------        ---------   ---------   ---------   ---------   ---------
Income before income taxes.....      1,085              619            3,397       2,736       3,170       2,543       1,931
Income tax expense.............        283              155              863         675         765         788         590
                                 ---------        ---------        ---------   ---------   ---------   ---------   ---------
Net income.....................  $     802        $     464        $   2,534   $   2,061   $   2,405   $   1,755   $   1,341
                                 =========        =========        =========   =========   =========   =========   =========
Earnings per common share --
  basic........................  $    0.24        $    0.15        $    0.79   $    0.67   $    0.80   $    0.67   $    0.51
Earnings per common share --
  diluted......................       0.23             0.14             0.74        0.60        0.70        0.56        0.46
Cash dividends per common
  share........................         --               --               --          --          --          --          --
Average common shares
  outstanding..................  3,277,115        3,172,708        3,212,537   3,097,450   3,016,893   2,762,101   2,736,796
Average diluted common shares
  outstanding..................  3,429,582        3,366,671        3,442,369   3,422,832   3,423,430   3,148,061   2,945,616
SELECTED RATIOS AND OTHER DATA
Net interest margin............       3.42%(1)         3.40%(1)         3.39%       3.50%       3.94%       3.82%       3.56%
Return on average assets.......       0.71%(1)         0.52%(1)         0.63%       0.61%       0.83%       0.82%       0.78%
Return on average shareholders'
  equity.......................      15.85%(1)        11.01%(1)        13.66%      15.26%      17.59%      16.05%      14.28%
Average shareholders' equity to
  average assets...............       4.45%            4.74%            4.65%       3.98%       4.70%       5.11%       5.45%
Book value per common share....  $    6.19        $    5.54        $    6.05   $    5.30   $    4.11   $    4.46   $    3.97
Number of full service banking
  offices......................          7                7                7           7           5           3           3

---------------
(1) Presented on an annualized basis.

     A summary of quarterly results for 2002, 2001, 2000 and 1999 is as follows:

                                                                      QUARTER ENDED 2001
                                       QUARTER ENDED    -----------------------------------------------
                                       MARCH 31, 2002   DECEMBER 31   SEPTEMBER 30   JUNE 30   MARCH 31
                                       --------------   -----------   ------------   -------   --------
                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Interest income......................      $7,564         $7,646         $7,656      $7,335     $7,014
Interest expense.....................       3,846          4,107          4,197       4,213      4,108
                                           ------         ------         ------      ------     ------
Net interest income..................       3,718          3,539          3,459       3,122      2,906
Provision for loan losses............         285            300            179         239        100
Non-interest income..................         136            170            138         180        106
Non-interest expense.................       2,484          2,441          2,362       2,309      2,293
                                           ------         ------         ------      ------     ------
Income before income tax.............       1,085            968          1,056         754        619
Income tax expense...................         283            253            266         189        155
                                           ------         ------         ------      ------     ------
Net income...........................      $  802         $  715         $  790      $  565     $  464
                                           ======         ======         ======      ======     ======
Basic earnings per common share......      $ 0.24         $ 0.22         $ 0.24      $ 0.18     $ 0.15
Diluted earnings per common share....        0.23           0.21           0.23        0.16       0.14

                                                                  QUARTER ENDED 2000
                                                    -----------------------------------------------
                                                    DECEMBER 31   SEPTEMBER 30   JUNE 30   MARCH 31
                                                    -----------   ------------   -------   --------
                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Interest income...................................    $7,081         $6,790      $6,525     $6,297
Interest expense..................................     4,210          3,950       3,654      3,480
                                                      ------         ------      ------     ------
Net interest income...............................     2,871          2,840       2,871      2,817
Provision for loan losses.........................       128            125         125        150
Non-interest income...............................        96             89          76         58
Non-interest expense..............................     2,185          2,049       2,006      2,214
                                                      ------         ------      ------     ------
Income before income tax..........................       654            755         816        511
Income tax expense................................       169            186         212        108
                                                      ------         ------      ------     ------
Net income........................................    $  485         $  569      $  604     $  403
                                                      ======         ======      ======     ======
Basic earnings per common share...................    $ 0.16         $ 0.18      $ 0.19     $ 0.13
Diluted earnings per common share.................      0.14           0.17        0.18       0.12

                                                                  QUARTER ENDED 1999
                                                    -----------------------------------------------
                                                    DECEMBER 31   SEPTEMBER 30   JUNE 30   MARCH 31
                                                    -----------   ------------   -------   --------
                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Interest income...................................    $6,099         $5,742      $5,260     $4,828
Interest expense..................................     3,266          2,984       2,721      2,449
                                                      ------         ------      ------     ------
Net interest income...............................     2,833          2,758       2,539      2,379
Provision for loan losses.........................       168            199         185        167
Non-interest income...............................         8             18          55         43
Non-interest expense..............................     1,976          1,721       1,551      1,496
                                                      ------         ------      ------     ------
Income before income tax..........................       697            856         858        759
Income tax expense................................       168            211         198        188
                                                      ------         ------      ------     ------
Net income........................................    $  529         $  645      $  660     $  571
                                                      ======         ======      ======     ======
Basic earnings per common share...................    $ 0.17         $ 0.21      $ 0.22     $ 0.20
Diluted earnings per common share.................      0.15           0.19        0.19       0.17

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL

     Our revenues are derived principally from interest income on our loan and securities portfolios. Our primary sources of funds are deposits, repayments of loans and investment securities, and borrowed funds. Currently, we have seven full service Pennsylvania banking offices: Doylestown, Easton, Southampton, Bethlehem, Yardley-Floral Vale, Bensalem and Montgomeryville. We also operate a limited service branch in the Heritage Towers Retirement Community in Doylestown. We face significant competition from other financial services companies, many of which are larger organizations with more resources and locations.

     Our consolidated results of operations are dependent primarily on net interest income, which is the difference between the interest income earned on interest-earning assets, such as loans and investment securities, and the interest expense paid on interest-bearing liabilities, such as deposits and borrowed money. We generate non-interest income such as service charges, fees from sales of title insurance and other fees. Our non-interest expense primarily consists of employee compensation and benefits, occupancy expenses, marketing, data processing costs and other operating expenses. We are subject to losses from our loan and investment portfolios if borrowers/issuers fail to meet their obligations or if the market value of our securities declines. Our results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory agencies.

     The following discussion focuses on the major components of our operations and presents an overview of the significant changes in the results of operations and financial condition for the last two fiscal years. This discussion section should be read in conjunction with the Consolidated Financial Statements and accompanying Notes. Current performance may not be indicative of future performance.

RESULTS OF OPERATIONS

     We reported net income of $802,000 or $.23 earnings per common share on a diluted basis for the three months ended March 31, 2002. This represents an increase of $338,000 or 73% from net income of $464,000 or $.14 earnings per common share on a diluted basis reported for the same period in 2001. Net interest income was $812,000 higher in the first quarter of 2002 compared to the first quarter of 2001 due to a $94,127,000 or 27% increase in average interest-earning assets. Loans accounted for $80,903,000 of the growth in average interest-earning assets. As a result of greater loan growth during the first quarter of 2002 compared to the same period in 2001, a $285,000 loan loss provision was recorded for the three months ended March 31, 2002, which was $185,000 higher than the provision recorded in the first quarter of 2001. Overhead expenses were $191,000 or 8% higher for the three months ended March 31, 2002 compared to the same period in 2001. Overhead expenses continue to trend higher due in part to the overall growth of the company including the opening of two new branches in the fourth quarter of 2000.

     Return on average assets and return on average shareholders' equity were, on an annualized basis, .71% and 15.85%, respectively, for the three months ended March 31, 2002 compared to .52% and 11.01%, respectively, for the same period in 2001. Return on average shareholders' equity, exclusive of the unrealized loss on investment securities available for sale, on an annualized basis, was 14.06% for the three months ended March 31, 2002 compared to 9.35% for the same period in 2001.

     We reported net income of $2,534,000 or $.74 earnings per common share on a diluted basis for the year ended December 31, 2001. This represents an increase of $473,000 or 23% from net income of $2,061,000 or $.60 earnings per common share on a diluted basis reported in 2000. Interest income grew $2,958,000 or 11% in 2001 compared to 2000 primarily due to loan growth. Loans grew $76,621,000 or 32% in 2001. However, growth in net interest income was slowed by eleven decreases in the prime lending rate and the Federal Reserve's targeted federal funds rate totaling 4.75% during 2001. These rate cuts lowered the rates on new loans and existing adjustable/variable rate loans. Other income was $275,000 or 86% higher in 2001 due primarily to $137,000 in fees generated from our title insurance business and a $50,000 non-recurring fee related to one loan pay-off. Overhead expenses were $1,134,000 or 14% higher in 2001 compared to 2000, exclusive of $183,000 in one-time charges in 2000 related to two discontinued Internet projects and a relocated branch site. Overhead expenses were higher in 2001 due primarily to the recognition of a full year of operating expenses associated with the opening of two new branches in October 2000 and the overall growth of the company. Our net income for 2000 was $344,000 or 14% lower than the net income of $2,405,000 or $.72 earnings per common share on a diluted basis reported in 1999. Earnings were lower in 2000 due primarily to an increase in overhead expenses related to the branch expansion. In addition, our net interest margin compressed in 2000 due to the combination of generally higher interest rates and increased competition for loans and deposits.

     Return on average assets and return on average shareholders' equity were ..63% and 13.66%, respectively, in 2001 compared to .61% and 15.26%, respectively, in 2000 and .83% and 17.59%, respectively in 1999. Return on average shareholders' equity, exclusive of the unrealized loss on investment securities available for sale, was 11.94%, 11.12% and 15.36% for 2001, 2000 and 1999, respectively.

     The following tables and discussions related to net interest income, interest income and interest expense were prepared on a tax-equivalent basis.

  Net Interest Income

     Net interest income is the most significant component of our operating income. Net interest income depends upon the levels of interest-earning assets and interest-bearing liabilities and the difference or "spread" between the respective yields earned and rates paid. The interest rate spread is influenced by the overall interest rate environment, the composition and characteristics of interest-earning assets and interest-bearing liabilities, and by competition. The interest rate spread is also influenced by differences in the maturity and repricing of assets versus the liabilities that fund them. We face strong competition for both loans and deposits, which places pressure on the net interest margin. The net interest margin has trended lower since 1999 and remains under pressure due in part to the Federal Reserve's interest rate cuts during 2001.

     During 2001 the Federal Reserve cut the targeted federal funds rate an unprecedented eleven times for a total of 4.75% to a rate of 1.75%. These cuts lowered the rates on our prime-rate based loans. The magnitude of the Federal Reserve rate cuts increases the likelihood that customers with higher fixed rate loans will seek to renegotiate lower interest rates or prepay their loans. It is difficult to predict the extent or timing of such refinance activity. However, management expects that the yield on our loan portfolio will decline as this activity occurs. It is unknown to what extent the lower asset yields will be offset by lower cost of funds. The yield on average loans during the first quarter of 2002 was 7.52% compared to 8.80% for the first quarter of 2001, due in part to new loans originated and existing loans repricing in the lower rate environment. The rate on average interest-bearing liabilities declined from 5.51% for the first quarter of 2001 to 3.98% for the first quarter of 2002 due in part to the change in rate on and mix of deposit products. See the section entitled "Interest Rate Sensitivity".

     For the three months ended March 31, 2002 net interest income on a tax-equivalent basis was $845,000 higher than the same period in 2001. This increase was primarily a function of interest-earning asset growth and a lower yield on average interest-bearing liabilities. These favorable items were offset in part by a lower rate on average interest-earning assets and a lower ratio of average interest-earning assets to average interest-bearing liabilities.

     Average interest-earning assets grew $94,127,000 or 27% from $351,087,000 for the three months ended March 31, 2001 to $445,214,000 for the three months ended March 31, 2002. The average loan balance increased $80,903,000 while the average investment portfolio balance decreased $1,709,000. The ratio of average interest-earning assets to average interest-bearing liabilities decreased from 116.10% for the three months ended March 31, 2001 to 113.69% for the three months ended March 31, 2002. The yield on average interest-earning assets and the rate on average interest-bearing liabilities decreased 121 basis points and 153 basis points, respectively, due to the decline in overall interest rates from the first quarter of 2001 to the first quarter of 2002. The decrease in rate on average interest-bearing liabilities is mostly due to the repricing of certificates of deposit in the lower interest rate environment. Borrowings and subordinated debt also repriced lower in 2002.

     The net interest margin (net interest income divided by average interest-earning assets) on a tax-equivalent basis increased 3 basis points from 3.49% at March 31, 2001 to 3.52% at March 31, 2002. The net interest rate spread (average yield on interest-earning assets minus average rate on interest-bearing liabilities) increased 32 basis points from 2.72% at March 31, 2001 to 3.04% at March 31, 2002.

     Net interest income on a tax-equivalent basis increased $1,684,000 or 14% for 2001 compared to 2000. This increase was primarily a function of asset growth and a lower rate on average interest-bearing liabilities. These positive factors were partially offset by a lower yield on average interest-earning assets and a lower ratio of average interest-earning assets to average interest-bearing liabilities. Average interest-earning assets grew $54,394,000 or 16% in 2001 while the yield on average interest-earning assets declined 36 basis points. Average loans grew $53,776,000 in 2001 with a decrease in the average yield on such loans of 45 basis points. The average rate on interest-bearing liabilities decreased 38 basis points. The average rate on interest-bearing liabilities improved in part due to the maturity of higher rate certificates of deposit, which were retained or replaced at a lower rate. The offering rates on most deposit products have been lowered in response to the reductions in the prime lending rate. Approximately $166,366,000 in certificates of deposit mature in 2002 and may provide an opportunity to lower the cost of funds further. Short-term borrowings and subordinated debt also repriced lower in 2001. The ratio of average interest-earning assets to average interest-bearing liabilities decreased from 116.12% in 2000 to 115.44% in 2001. The net interest margin decreased 7 basis points from 3.57% in 2000 to 3.50% in 2001. The net interest rate spread improved 2 basis points from 2.82% in 2000 to 2.84% in 2001.

     Net interest income on a tax-equivalent basis increased $846,000 or 8% for 2000 compared to 1999. This increase was primarily a function of asset growth rather than interest rate changes. Although interest rates rose in 1999 and in much of 2000, the net interest margin and net interest rate spread compressed by 33 and 43 basis points, respectively, in 2000. Both the yield on average interest-earning assets and the rate on average interest-bearing liabilities increased in 2000. However, the higher yield on average interest-earning assets was more than offset by the increase in the rate on average interest-bearing liabilities due in large part to the maturity/repricing characteristics of the bank's balance sheet and increased competition for loans and deposits. Average interest-earning assets grew $49,837,000 or 18% in 2000 with an increase in average yield on such assets of 23 basis points. Average loans grew $48,348,000 or 29% in 2000 with an increase in average yield on such loans of 13 basis points. Average interest-bearing liabilities grew $42,843,000 or 18% with an increase in average rate on such liabilities of 66 basis points. The increase in rate on average interest-bearing liabilities was due in part to the aggressive promotion of 9-month and 23-month certificates of deposit and a personal cash management money market account in 2000. This marketing effort was discontinued in the fourth quarter of 2000.

     The following tables present certain key average balance sheet amounts and the corresponding earnings/expenses and rates.

        AVERAGE BALANCES, RATES AND INTEREST INCOME AND EXPENSE SUMMARY

                                                                          FOR THE THREE MONTHS ENDED MARCH 31,
                                                              -------------------------------------------------------------
                                                                          2002                            2001
                                                              -----------------------------   -----------------------------
                                                              AVERAGE               AVERAGE   AVERAGE               AVERAGE
                                                              BALANCE    INTEREST    RATE     BALANCE    INTEREST    RATE
                                                              --------   --------   -------   --------   --------   -------
                                                                                 (DOLLARS IN THOUSANDS)
Assets:
  Short-term investments....................................  $ 17,655    $   85     1.95%    $ 10,239    $  137     5.43%
  Interest-bearing deposits.................................     4,497        18     1.62%         398         6     6.11%
  Investment securities available for sale
    Taxable(1)..............................................    78,620     1,215     6.27%      74,911     1,305     7.07%
    Tax-exempt(1)(2)........................................    19,757       375     7.70%      16,508       306     7.52%
  Investment securities held to maturity....................       500         7     5.68%       5,749        95     6.70%
                                                              --------    ------     ----     --------    ------     ----
    Total investment securities.............................    98,877     1,597     6.55%      97,168     1,706     7.12%
  Loans, net of deferred fees(3)(4).........................   324,185     6,010     7.52%     243,282     5,278     8.80%
                                                              --------    ------     ----     --------    ------     ----
  Total interest-earning assets.............................   445,214     7,710     7.02%     351,087     7,127     8.23%
  Cash and due from banks...................................    12,471                           6,283
  Allowance for loan losses.................................    (3,904)                         (3,072)
  Other assets(5)...........................................     9,989                           9,304
                                                              --------                        --------
Total assets................................................  $463,770                        $363,602
                                                              ========                        ========
Liabilities, minority interest in subsidiary and
  shareholders' equity:
  Interest checking.........................................  $ 77,736       535     2.79%    $ 25,214       157     2.53%
  Money market deposit accounts.............................    16,718        95     2.30%      17,351       197     4.60%
  Savings accounts..........................................    45,704       251     2.23%      42,794       369     3.50%
  Time deposits.............................................   201,620     2,446     4.92%     199,216     3,166     6.45%
                                                              --------    ------     ----     --------    ------     ----
    Total interest-bearing deposits.........................   341,778     3,327     3.95%     284,575     3,889     5.54%
  Short-term borrowings.....................................    16,311        31     0.77%      16,324       191     4.75%
  Long-term borrowings......................................    30,000       439     5.93%          --        --       --
  Subordinated debt.........................................     3,500        49     5.68%       1,500        28     7.57%
                                                              --------    ------     ----     --------    ------     ----
    Total interest-bearing liabilities......................   391,589     3,846     3.98%     302,399     4,108     5.51%
  Non interest-bearing deposits.............................    29,334                          25,015
  Other liabilities.........................................     9,721                           6,053
  Capital securities........................................    10,000                          10,000
  Shareholders' equity(6)...................................    23,126                          20,135
                                                              --------                        --------
Total liabilities, minority interest in subsidiary and
  shareholders' equity......................................  $463,770                        $363,602
                                                              ========                        ========
Net interest income/rate spread.............................              $3,864     3.04%                $3,019     2.72%
                                                                          ======     ====                 ======     ====
Net interest margin(7)......................................                         3.52%                           3.49%
Average interest-earning assets as a percentage of average
  interest-bearing liabilities..............................    113.69%                         116.10%

---------------

(1) Excludes the SFAS 115 valuation allowance on investment securities available for sale.

(2) Interest income on tax-exempt investment securities was presented on a tax-equivalent basis. Tax-exempt yields were adjusted to a tax-equivalent basis using a 34% rate.

(3) Includes non-accrual loans of $2,690,000 on average for the three months ended March 31, 2002. There were no non-accrual loans during the three months ended March 31, 2001.

(4) Includes tax-exempt loans of $2,263,000 and $981,000 on average for the three months ended March 31, 2002 and 2001, respectively. Tax-exempt yields were adjusted to a tax-equivalent basis using a 34% rate.

(5) Excludes the deferred tax asset related to the SFAS 115 valuation allowance on investment securities available for sale.

(6) Excludes the SFAS 115 valuation allowance on investment securities available for sale, net of tax.

(7) Net interest margin is calculated as net interest income divided by average interest-earning assets.

        AVERAGE BALANCES, RATES AND INTEREST INCOME AND EXPENSE SUMMARY

                                                                   FOR THE YEAR ENDED DECEMBER 31,
                                    ---------------------------------------------------------------------------------------------
                                                2001                            2000                            1999
                                    -----------------------------   -----------------------------   -----------------------------
                                    AVERAGE               AVERAGE   AVERAGE               AVERAGE   AVERAGE               AVERAGE
                                    BALANCE    INTEREST    RATE     BALANCE    INTEREST    RATE     BALANCE    INTEREST    RATE
                                    --------   --------   -------   --------   --------   -------   --------   --------   -------
                                                                       (DOLLARS IN THOUSANDS)
Assets
  Short-term investments..........  $ 10,535   $   368     3.49%    $  7,246   $   460     6.35%    $  2,221   $   116     5.22%
  Interest-bearing deposits.......     1,141        35     3.07%         604        39     6.46%         394        18     4.57%
  Investment securities available
    for sale
    Taxable(1)....................    82,713     5,550     6.71%      84,546     5,924     7.01%      86,917     5,902     6,79%
    Tax-exempt(1)(2)..............    19,295     1,474     7.64%      17,858     1,340     7.50%      19,189     1,455     7.58%
  Investment securities held to
    maturity......................     3,923       257     6.55%       6,735       432     6.41%       6,779       436     6.43%
                                    --------   -------     ----     --------   -------     ----     --------   -------     ----
    Total investment securities...   105,931     7,281     6.87%     109,139     7,696     7.05%     112,885     7,793     6.90%
  Loans, net of deferred
    fees(3)(4)....................   270,200    22,520     8.33%     216,424    18,994     8.78%     168,076    14,542     8.65%
                                    --------   -------     ----     --------   -------     ----     --------   -------     ----
    Total interest-earning
      assets......................   387,807    30,204     7.79%     333,413    27,189     8.15%     283,576    22,469     7.92%
  Cash and due from banks.........     7,516                           5,850                           4,639
  Allowance for loan losses.......    (3,342)                         (2,781)                         (2,143)
  Other assets(5).................     9,794                           8,305                           6,953
                                    --------                        --------                        --------
Total assets......................  $401,775                        $344,787                        $293,025
                                    ========                        ========                        ========
Liabilities, minority interest in
  subsidiary and shareholders'
  equity
  Interest checking...............  $ 31,180       809     2.59%    $ 22,079       560     2.54%    $ 18,365       473     2.58%
  Money market deposit accounts...    18,313       624     3.41%       6,512       329     5.05%       1,446        37     2.56%
  Savings accounts................    43,936     1,294     2.95%      47,776     1,666     3.49%      55,138     1,888     3.42%
  Time deposits...................   202,819    12,093     5.96%     171,065    10,299     6.02%     120,783     6,424     5.32%
                                    --------   -------     ----     --------   -------     ----     --------   -------     ----
    Total interest-bearing
      deposits....................   296,248    14,820     5.00%     247,432    12,854     5.19%     195,732     8,822     4.51%
  Short-term borrowings...........    18,894       549     2.91%      38,193     2,311     6.05%      33,735     1,770     5.25%
  Long-term borrowings............    19,288     1,144     5.93%          --        --       --       13,315       722     5.42%
                                    --------   -------     ----     --------   -------     ----     --------   -------     ----
    Total borrowings..............    38,182     1,693     4.43%      38,193     2,311     6.05%      47,050     2,492     5.30%
  Subordinated debt...............     1,505       112     7.44%       1,500       129     8.60%       1,500       106     7.07%
                                    --------   -------     ----     --------   -------     ----     --------   -------     ----
    Total interest-bearing
      liabilities.................   335,935    16,625     4.95%     287,125    15,294     5.33%     244,282    11,420     4.67%
  Non-interest-bearing deposits...    26,561                          23,640                          18,747
  Other liabilities...............     8,057                           5,483                           4,340
  Capital securities..............    10,000                          10,000                          10,000
  Shareholders' equity(6).........    21,222                          18,539                          15,656
                                    --------                        --------                        --------
Total liabilities, minority
  interest in subsidiary and
  shareholders' equity............  $401,775                        $344,787                        $293,025
                                    ========                        ========                        ========
Net interest income/rate spread...             $13,579     2.84%               $11,895     2.82%               $11,049     3.25%
                                               =======     ====                =======     ====                =======     ====
Net interest margin(7)............                         3.50%                           3.57%                           3.90%
Average interest-earning assets as
  a percentage of average
  interest-bearing liabilities....    115.44%                         116.12%                                   116.09%

---------------

(1) Excludes the SFAS 115 valuation allowance on investment securities available for sale.

(2) Interest income on tax-exempt investment securities was presented on a tax-equivalent basis. Tax-exempt yields were adjusted to a tax-equivalent basis using a 34% rate.

(3) Includes non-accrual loans of $458,000, $106,000 and $585,000 on average in 2001, 2000 and 1999, respectively.

(4) Includes tax-exempt loans of $1,733,000, $1,077,000 and $1,213,000 on average in 2001, 2000 and 1999, respectively. Tax-exempt yields were adjusted to a tax-equivalent basis using a 34% rate.

(5) Excludes the deferred tax asset related to the SFAS 115 valuation allowance on investment securities available for sale.

(6) Excludes the SFAS 115 valuation allowance on investment securities available for sale, net of tax.

(7) Net interest margin is calculated as net interest income divided by average interest-earning assets.

     The following table sets forth certain information regarding changes in net interest income attributable to changes in the volumes of interest-earning assets and interest-bearing liabilities and changes in rates for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to:

     - changes in volume (change in volume multiplied by prior year rate);

     - changes in rate (change in rate multiplied by prior year volume); and

     - total change.

     Changes due to the combination of rate and volume changes (changes in volume multiplied by changes in rate) were allocated proportionately between changes in rate and changes in volume.

     Interest income foregone on non-accrual loans is presented as a change in rate.

             RATE VOLUME ANALYSIS OF CHANGES IN NET INTEREST INCOME

                                                                   2002 VS. 2001
                                                              ------------------------
FOR THE THREE MONTHS ENDED MARCH 31,                          VOLUME    RATE     TOTAL
------------------------------------                          ------   -------   -----
                                                                   (IN THOUSANDS)
INTEREST INCOME:
  Short-term investments....................................  $   66   $  (118)  $ (52)
  Interest-bearing deposits.................................      19        (7)     12
  Investment securities available for sale..................     118      (139)    (21)
  Investment securities held to maturity....................     (75)      (13)    (88)
  Loans.....................................................   1,585      (853)    732
                                                              ------   -------   -----
Total interest income.......................................   1,713    (1,130)    583
INTEREST EXPENSE:
  Interest checking.........................................  $  360   $    18   $ 378
  Money market accounts.....................................      (7)      (95)   (102)
  Savings accounts..........................................      24      (142)   (118)
  Time deposits.............................................      38      (758)   (720)
  Short-term borrowings.....................................      --      (160)   (160)
  Long-term borrowings......................................     439        --     439
  Subordinated debt.........................................      29        (8)     21
                                                              ------   -------   -----
Total interest expense......................................     883    (1,145)   (262)
                                                              ------   -------   -----
Net interest income.........................................  $  830   $    15   $ 845
                                                              ======   =======   =====

                                                2001 VS. 2000               2000 VS. 1999
                                          --------------------------   ------------------------
FOR THE YEAR ENDED DECEMBER 31,           VOLUME    RATE      TOTAL    VOLUME    RATE    TOTAL
-------------------------------           ------   -------   -------   ------   ------   ------
                                                             (IN THOUSANDS)
INTEREST INCOME:
  Short-term investments................  $  162   $  (254)  $   (92)  $  314   $   30   $  344
  Interest-bearing deposits.............      23       (27)       (4)      13        8       21
  Investment securities available for
     sale...............................     (28)     (212)     (240)    (260)     167      (93)
  Investment securities held to
     maturity...........................    (184)        9      (175)      (3)      (1)      (4)
  Loans.................................   4,534    (1,008)    3,526    4,243      209    4,452
                                          ------   -------   -------   ------   ------   ------
Total interest income...................   4,507    (1,492)    3,015    4,307      413    4,720
INTEREST EXPENSE:
  Interest checking.....................     236        13       249       94       (7)      87
  Money market accounts.................     432      (137)      295      228       64      292
  Savings accounts......................    (127)     (245)     (372)    (256)      34     (222)
  Time deposits.........................   1,894      (100)    1,794    2,942      933    3,875
  Short-term borrowings.................    (869)     (893)   (1,762)     250      291      541
  Long-term borrowings..................   1,144        --     1,144     (722)      --     (722)
  Subordinated debt.....................      --       (17)      (17)      --       23       23
                                          ------   -------   -------   ------   ------   ------
Total interest expense..................   2,710    (1,379)    1,331    2,536    1,338    3,874
                                          ------   -------   -------   ------   ------   ------
Net interest income.....................  $1,797   $  (113)  $ 1,684   $1,771   $ (925)  $  846
                                          ======   =======   =======   ======   ======   ======

  Interest Income

     For the three months ended March 31, 2002, total interest income on a tax-equivalent basis was $583,000 higher than the same period in 2001. This increase was primarily a function of interest-earning asset growth and loan growth in particular. The increase in earning assets was offset in part by a lower rate on average interest-earning assets.

     Total interest income on a tax-equivalent basis increased $3,015,000 or 11% for 2001 to $30,204,000 compared to $27,189,000 for 2000. Higher average loan balances added $4,534,000 to interest income while lower average investment balances reduced interest income by $212,000 in 2001. The yield on interest-earning assets decreased 36 basis points to 7.79% as overall interest rates moved lower in 2001. The lower yield on average interest-earning assets reduced interest income by $1,492,000 in 2001.

     Total interest income on a tax-equivalent basis increased $4,720,000 or 21% for 2000 to $27,189,000 compared to $22,469,000 for 1999. Higher average loan balances added $4,243,000 to interest income while lower average investment balances reduced interest income by $263,000 in 2000. Higher yields on loans and investments increased total interest income by $209,000 and $166,000, respectively. The yield on average interest-earning assets increased 23 basis points to 8.15% as overall interest rates moved higher in 2000.

  Interest Expense

     For the three months ended March 31, 2002, interest expense was $262,000 lower than the same period in 2001. This decrease was primarily a function of the sharp decline in interest rates throughout 2001 and the resulting decrease in rates paid for deposits and borrowings. The decrease in expense was realized despite a significant increase in deposit balances.

     Total interest expense increased $1,331,000 or 9% for 2001 to $16,625,000 compared to $15,294,000 for 2000. Higher average deposit balances and higher average borrowings added $2,435,000 and $275,000, respectively, to total interest expense. The rate on average interest-bearing liabilities decreased 38 basis points to 4.95% as overall interest rates moved lower in 2001. The lower rate on average interest-bearing liabilities reduced interest expense by $1,379,000 in 2001.

     Total interest expense increased $3,874,000 or 34% for 2000 to $15,294,000 compared to $11,420,000 for 1999. Higher deposit balances added $3,008,000 to total interest expense while lower borrowing balances decreased total interest expense by $472,000 in 2000. The level of borrowings was lower in 2000 because other sources of cash, primarily deposits, were sufficient to fund asset growth. The average rate on interest-bearing deposits increased 68 basis points to 5.19% raising interest expense by $1,024,000. During 2000 the bank promoted several premium priced products including a 9-month and 23-month certificate of deposit and a personal cash management money market account in order to raise deposit balances. As a result of these promotions and the overall increase in interest rates, the average rate on time and money market accounts increased by 70 basis points and 249 basis points, respectively. Collectively, the rate increases on time and money market accounts added $997,000 to interest expense in 2000. The average rate on borrowings and subordinated debt increased by 75 basis points and 153 basis points, respectively. Collectively, the rate increases on borrowings and subordinated debt added $314,000 to interest expense in 2000.

 Interest Rate Sensitivity

     We are subject to the interest rate risk inherent in our lending, investing and financing activities. Fluctuations in interest rates will impact both the interest income and expense and market value of all interest-earning assets and interest-bearing liabilities, other than those with a short term to maturity.

     The primary objective in managing interest rate risk is to minimize the adverse impact of changes in interest rates on our net interest income while creating an asset/liability structure that maximizes earnings. The Asset Liability Management Committee actively monitors and manages our interest rate exposure using gap analysis and simulation models. Simulation models require significant assumptions about future business trends and interest rates.

     Gap analysis measures the difference between volumes of interest rate-sensitive assets and liabilities and quantifies these repricing differences for various time intervals. Static gap analysis depicts interest sensitivity at a point in time. However, it alone does not accurately measure the magnitude of changes in net interest income because changes in interest rates do not always impact assets and liabilities at the same time or in the same magnitude. Furthermore, gap analysis does not consider future growth, changes in asset and liability composition or market conditions.

     A positive gap results when the amount of interest rate-sensitive assets exceeds interest rate-sensitive liabilities repricing within the relevant time period and, generally means that the institution will benefit during periods of rising interest rates. A negative gap results when the amount of interest rate-sensitive liabilities exceeds interest rate-sensitive assets repricing within the relevant time period and, generally means that the institution will benefit during periods of falling interest rates. As depicted in the table below, we have a cumulative negative gap within the one-year and three-year time intervals.

     Our gap analysis at March 31, 2002 is as follows.

                                    WITHIN     4 TO 6    7 MONTHS     1 TO 3     3 TO 5     AFTER
MARCH 31, 2002                     3 MONTHS    MONTHS    TO 1 YEAR    YEARS      YEARS     5 YEARS     TOTAL
--------------                     --------   --------   ---------   --------   --------   --------   --------
                                                             (DOLLARS IN THOUSANDS)
Assets
  Short-term investments.........  $ 25,176   $     --   $     --    $     --   $     --   $     --   $ 25,176
  Interest-bearing deposits......     1,198         --         --          --         --         --      1,198
  Investment securities..........    20,840      2,547      3,508       9,009      4,985     57,257     98,146
  Loans, net of deferred fees....    66,165     13,333     20,829     105,841    123,088      9,000    338,256
                                   --------   --------   --------    --------   --------   --------   --------
Total interest rate-sensitive
  assets.........................  $113,379   $ 15,880   $ 24,337    $114,850   $128,073   $ 66,257   $462,776
                                   ========   ========   ========    ========   ========   ========   ========
Total cumulative assets..........  $113,379   $129,259   $153,596    $268,446   $396,519   $462,776
                                   ========   ========   ========    ========   ========   ========
Liabilities
  Interest checking, money market
    and savings accounts.........  $  6,588   $  4,941   $  9,882    $ 98,821   $ 32,940   $ 11,529   $164,701
  Time deposits..................    70,308     24,235     37,905      38,232     23,962         92    194,734
  Short-term borrowings..........    22,233         --         --          --         --         --     22,233
  Long-term borrowings...........        --         --         --          --         --     30,000     30,000
  Subordinated debt..............     2,000         --      1,500          --         --         --      3,500
                                   --------   --------   --------    --------   --------   --------   --------
Total interest rate-sensitive
  liabilities....................  $101,129   $ 29,176   $ 49,287    $137,053   $ 56,902   $ 41,621   $415,168
                                   ========   ========   ========    ========   ========   ========   ========
Total cumulative liabilities.....  $101,129   $130,305   $179,592    $316,645   $373,547   $415,168
                                   ========   ========   ========    ========   ========   ========
Gap during period................  $ 12,250   $(13,296)  $(24,950)   $(22,203)  $ 71,171   $ 24,636   $ 47,608
                                   ========   ========   ========    ========   ========   ========   ========
Cumulative gap...................  $ 12,250   $ (1,046)  $(25,996)   $(48,199)  $ 22,972   $ 47,608
                                   ========   ========   ========    ========   ========   ========
Cumulative gap as a percentage
  of:
Interest-earning assets..........     2.65%      (0.23)%    (5.62)%    (10.42)%     4.96%     10.29%
Total assets.....................     2.51%      (0.21)%    (5.33)%     (9.88)%     4.71%      9.76%

     We use two different simulation models to measure and monitor interest rate risk. One model is a licensed software program that is run internally and incorporates management's assumptions including future growth. The other is a program developed by an outside consulting firm utilizing data we supply (the "consulting model"), and considers only the existing composition and characteristics of the balance sheet without giving effect to anticipated future growth and interest rate changes. Although management expects to continue to grow interest-sensitive assets and liabilities, its assumptions about future growth and interest rates are excluded from the consulting model. Management believes that this approach provides a more conservative measure of our interest rate risk because assumed growth at current market interest rates lessens the effects of rate changes in simulation models in the short-term.

     Simulation models require assumptions about certain categories of assets and liabilities. The models schedule existing assets and liabilities by their contractual maturity, estimated likely call date, or earliest repricing opportunity. Mortgage-backed securities and amortizing loans are scheduled based on their anticipated cash flow including estimated prepayments. For investment securities we use a third party service to provide cash flow estimates in the various rate environments. Savings accounts, including passbook, statement savings, money market, and interest checking accounts, do not have a stated maturity or repricing term and can be withdrawn or repriced at any time. This may impact the margin if more expensive alternative sources of deposits are required to fund loans or deposit runoff. Management projects the repricing characteristics of these accounts based on historical performance and assumptions that it believes reflect their rate sensitivity. The consulting model reinvests all maturities, repayments and prepayments for each type of asset or liability into the same product for a new like term. As a result, the mix of interest-earning assets and interest bearing-liabilities is held constant.

     The table below summarizes estimated changes in net interest income over a twelve-month period beginning April 1, 2002, under alternate interest rate scenarios using the consulting model described above.

                                                NET INTEREST
CHANGE IN INTEREST RATES                           INCOME      DOLLAR CHANGE   PERCENT CHANGE
------------------------                        ------------   -------------   --------------
                                                           (DOLLARS IN THOUSANDS)
+200 Basis Points.............................    $16,182          $(620)           -3.69%
+100 Basis Points.............................     16,500           (302)           -1.80%
Flat Rate.....................................     16,802             --               --
-100 Basis Points.............................     16,995            193             1.15%
-200 Basis Points.............................     16,999            197             1.17%

     Actual results may differ from simulated results due to various factors including the time and magnitude of interest rate changes, changes in customer behavior, effects of competition, and other factors. These variables influence the interest-rate spread and product mix. The consulting model predicts a base net interest income amount that is larger than that earned in the past 12 months or last fiscal year. This is principally the result of an increase in earning assets over the past year, which created a larger starting point for the 12-month projection. Past experience drives many of the assumptions used in the models. Actual results could vary substantially if our future performance differs from past experience.

  Non-Interest Income

                                                           FOR THE THREE
                                                           MONTHS ENDED    FOR THE YEAR ENDED
                                                             MARCH 31,        DECEMBER 31,
                                                           -------------   -------------------
                                                           2002    2001    2001   2000   1999
                                                           -----   -----   ----   ----   -----
                                                                     (IN THOUSANDS)
Service charges and other deposit related fees...........  $ 94    $ 69    $380   $287   $ 194
(Loss) gain on sale of investment securities available
  for sale...............................................   (38)    (36)     13      3    (151)
Loss on sale of other real estate owned..................    --      --     (17)    --      --
Gain on sale of loans held for sale......................    13       5      52     29      81
Other....................................................    67      68     166     --      --
                                                           ----    ----    ----   ----   -----
     Total non-interest income...........................  $136    $106    $594   $319   $ 124
                                                           ====    ====    ====   ====   =====

     Non-interest income consists primarily of service charges on deposits, fees from sales of title insurance policies and gains (losses) on the sale of investment securities available for sale and loans held for sale.

     Total non-interest income was $136,000 for the three months ended March 31, 2002 compared to $106,000 for the same period in 2001. In the first quarter of 2001, our fee income included a $50,000 non-recurring fee related to a loan pay-off. Excluding this non-recurring fee, non-interest income increased $80,000 or 143% in the first quarter 2002 compared to the first quarter of 2001. Of this increase, $25,000 pertained to service charges and activities related to deposit accounts which have grown considerably in the past year. An additional $30,000 in other fees were earned during the three months ended March 31, 2002 compared to the same period in 2001 primarily due to a greater volume of sales of title insurance policies by Lenders Abstract, LLC. Other non-interest income in 2002 also included $19,000 in fair value adjustments related to our Index Powered(SM) Certificate of Deposit (IPCD).

     During the first quarter of 2002 we recorded $38,000 in net losses on the sale of investment securities available for sale compared to $36,000 in net losses during the first quarter of 2001. The level of gains or losses realized on investment sales is primarily dependent upon the volume of transactions, the types of securities sold, timing and the interest rate environment, among other factors.

     Non-interest income increased $275,000 for 2001 to $594,000 compared to $319,000 for 2000. This increase is primarily due to $137,000 in fees from sales of title insurance policies and $50,000 in fees related to one loan pay-off. In addition, fees from ATM/debit card transactions increased $50,000 due to an increase in the number of cardholders and ATM locations. Gains on sales of loans held for sale were $23,000 higher in 2001 due to an increase in residential mortgage loan originations and sales as a result of lower interest rates.

     Non-interest income increased $195,000 in 2000 to $319,000 compared to $124,000 for 1999. This increase is primarily due to $151,000 in net losses on the sale of investment securities available for sale in 1999 compared to $3,000 in net gains in 2000. Service charges and other fees were $93,000 higher in 2000 due to the growth in our deposit accounts, pricing changes and the introduction of new products and services. Our new Visa(R) debit card and financial advisory services collectively generated $50,000 in other fees in 2000. Gains on the sale of loans held for sale were $52,000 lower in 2000 as residential mortgage loan originations and sales slowed considerably due to higher interest rates.

  Non-Interest Expense

                                                     FOR THE THREE
                                                     MONTHS ENDED        FOR THE YEAR ENDED
                                                       MARCH 31,            DECEMBER 31,
                                                    ---------------   ------------------------
                                                     2002     2001     2001     2000     1999
                                                    ------   ------   ------   ------   ------
                                                                  (IN THOUSANDS)
Salaries and employee benefits....................  $1,257   $1,075   $4,337   $3,873   $3,163
Occupancy costs...................................     200      196      767      641      433
Data processing...................................     255      239      973      841      667
Professional services.............................      64       80      323      377      264
Marketing.........................................      66      121      424      484      306
Minority interest in expense of subsidiary........     218      218      873      873      866
Other.............................................     424      364    1,708    1,365    1,045
                                                    ------   ------   ------   ------   ------
     Total non-interest expense...................  $2,484   $2,293   $9,405   $8,454   $6,744
                                                    ======   ======   ======   ======   ======

     For the three months ended March 31, 2002, non-interest expense was $2,484,000 or $191,000 higher than the $2,293,000 recorded during the same period in 2001. Overhead expense increased principally due to increased staffing and other costs related to the continued growth of the bank. Salaries and employee benefits were $182,000 higher in first quarter 2002, an increase of 17%, compared to the same period in 2001. This increase was principally due to an increase in the number of employees and salary adjustments. The number of full-time equivalent employees grew from 78 at March 31, 2001 to 83 at March 31, 2002. Professional services and marketing were $71,000 lower, in the aggregate, for the first quarter 2002 compared to the first quarter of 2001. Advertising expense was reduced because deposit growth exceeded expectations. Other expense consists primarily of furniture and equipment expense, employee travel, meals and entertainment, stationery, supplies, postage and board of directors' fees. The $60,000 or 16% increase in other expense is principally attributed to the growth of the company.

     Non-interest expense increased $951,000 for 2001 to $9,405,000 compared to $8,454,000 for 2000. Overhead expense in 2000 included one-time charges of $115,000 related to two discontinued Internet initiatives and $68,000 for a relocated branch site. Excluding these one-time charges, overhead increased $1,134,000 or 14% for 2001 principally due to the continued growth of the bank, which included the opening of two new branches in October 2000. Salaries and employee benefits grew $464,000 or 12% for 2001 compared to 2000 due to an increase in the number of employees and salary adjustments. The number of full-time equivalent employees increased from 76 at December 31, 2000 to 81 at December 31, 2001. Occupancy costs grew $126,000 for 2001 primarily due to the additional rent, maintenance and utility costs for new branches. Data processing costs increased $132,000 principally due to the growth of the institution and variable costs associated with item processing and account volumes. Professional services and marketing were lower in 2001 due in part to the one-time charges in 2000. Other expense consists primarily of furniture and equipment expense, loan expenses, employee travel and entertainment, stationery/supplies, postage, Pennsylvania shares tax expense and board of director fees. Other expense in 2000 included $68,000 for the write-off of land improvements related to a relocated branch. Exclusive of this one-time charge, other expense increased $411,000 or 32% in 2001 due principally to the growth of the company and increases in loan collection costs, other real estate owned expenses, and Pennsylvania shares tax. Other expense in 2001 included $158,000 in fair market value adjustments on derivatives related to our IPCD product. This adjustment was due to falling interest rates in 2001 and will reverse in future periods as IPCD's approach maturity or if interest rates increase in the future.

     Non-interest expense increased $1,710,000 for 2000 to $8,454,000 compared to $6,744,000 for 1999. Expenses in 2000 included $183,000 in non-recurring charges previously discussed. Salaries and employee benefits grew $710,000 in 2000. This increase was primarily due to the addition of new personnel in conjunction with the opening of two full service branches in 2000 along with merit increases. The number of full-time equivalent employees increased from 66 in 1999 to 76 in 2000. Occupancy costs grew $208,000 in 2000 due primarily to the additional rent, maintenance and utility costs for our two new branches. Data processing costs were $174,000 higher in 2000 principally due to the growth of the company, variable costs associated with item processing and account volumes, and new services. Marketing expense was $178,000 higher in 2000 due principally to deposit campaigns and the promotion of our new branches. Other expense increased $320,000 principally due to the growth of the company and the write-off of $68,000 of land improvements.

  Provision for Loan Losses

     The provision for loan losses represents the amount necessary to be charged to operations to bring the allowance for loan losses to a level that represents management's best estimate of known and inherent losses in our loan portfolio. The amount of the provision for loan losses and the amount of the allowance for loan losses is subject to ongoing analysis of the loan portfolio which considers current economic conditions, actual loss experience, the current risk profile of the portfolio, and composition of loan types within the portfolio. Net charge-offs were $0 and $4,000 for the first quarter of 2002 and 2001, respectively. Net charge-offs were $33,000, $7,000 and $13,000 for the year ended December 31, 2001, 2000 and 1999, respectively. Our loan portfolio is relatively immature given our recent growth rates. Therefore, charge-off and non-performing trends may not be indicative of future performance.

     The provision for loan losses increased from $100,000 for the first quarter 2001 to $285,000 for the first quarter of 2002. This increase is primarily due to greater loan growth during the first quarter 2002 compared to the same period in 2001. Total gross loans increased $23,790,000 or 8% in the first quarter of 2002 compared to $10,318,000 or 4% in the first quarter of 2001. The allowance for loan losses was $4,102,000 or 1.21% of total loans at March 31, 2002 compared to $3,128,000 or 1.25% at March 31, 2001.

     The provision for loan losses increased from $528,000 for 2000 to $818,000 for 2001. This increase is primarily due to greater loan growth in 2001 compared to 2000. Total gross loans increased $76,621,000 or 32% in 2001 compared to $40,221,000 or 20% in 2000. The allowance for loan losses was $3,817,000 or 1.21% of total loans at December 31, 2001 compared to $3,032,000 or 1.27% at December 31, 2000.

     The provision for loan losses decreased from $719,000 for 1999 to $528,000 for 2000. This decrease is primarily due to a slower rate of loan growth in 2000 compared to 1999. Total gross loans increased $40,221,000 or 20% in 2000 compared to $58,876,000 or 42% in 1999. The allowance for loan losses was $3,032,000 or 1.27% at December 31, 2000 compared to $2,511,000 or 1.26% at
December 31, 1999.

  Income Taxes

     We recorded a $283,000 tax provision representing an effective tax rate of 26.1% for the three months ended March 31, 2002 compared to $155,000 or 25.0% for the same period in 2001. The effective tax rate was higher in the first quarter of 2002 compared to the same period in 2001 principally due to a lower ratio of tax-exempt interest to total pre-tax income.

     We recorded an $863,000 tax provision representing an effective tax rate of 25.4% for the year ended December 31, 2001 compared to a $675,000 tax provision and a 24.7% effective tax rate for 2000. The effective tax rate was higher in 2001 principally due to a lower ratio of tax-exempt interest to total pre-tax income. We recorded a $765,000 tax provision representing an effective tax rate of 24.1% for 1999.

FINANCIAL CONDITION

     Consolidated assets grew $37,088,000 or 8% during the three months ended March 31, 2002 to $487,657,000. Cash and cash equivalents and total gross loans grew $13,634,000 and $23,790,000, respectively, during the three months ended March 31, 2002. Asset growth was primarily funded by a $32,962,000 increase in deposits in the first quarter of 2002. Most of the deposit growth was concentrated in interest checking products. Shareholders' equity increased $1,219,000 from $19,609,000 at December 31, 2001 to $20,828,000 at March 31,
2002. This increase was attributable to $802,000 in earnings, a $153,000 improvement in the estimated fair value of investment securities available for sale, net of tax, and $264,000 from the exercise of common stock options.

     Consolidated assets grew $95,368,000 or 27% during the year ended December 31, 2001 to $450,569,000. Total loans grew $76,621,000 or 32% while total investments, exclusive of the SFAS 115 valuation allowance, decreased $2,675,000 or 3% during 2001. We funded our asset growth in 2001 with a $54,989,000 or 18% increase in deposits and a $35,201,000 or 244% increase in borrowings. Shareholders' equity grew $3,154,000 or 19% to $19,609,000 at December 31, 2001. This increase was attributable to $2,534,000 in earnings, $338,000 in stock option exercises and a $282,000 increase in the estimated fair value of investment securities available for sale, net of tax.

     Consolidated assets grew $36,541,000 or 11% during the year ended December 31, 2000 to $355,201,000. Total loans grew $40,221,000 or 20% while total investments decreased $3,358,000 or 3% during 2000. We funded our asset growth in 2000 with a $65,812,000 or 28% increase in deposits while borrowings decreased $38,133,000 or 73%. Shareholders' equity grew $3,808,000 or 30% to $16,455,000 at December 31, 2000. This increase was attributable to $2,061,000 in earnings, $139,000 in stock option exercises and a $1,608,000 increase in the estimated fair value of our investment securities available for sale, net of tax.

  Investment Securities

     Investment policies dictate permissible investment categories, credit quality, maturity intervals and investment concentrations. Management is responsible for making the specific investment purchases within these standards. The carrying value of investment securities at March 31, 2002 totaled $98,146,000 or 20% of total assets. At March 31, 2002 approximately 50% of the investment portfolio was comprised of mortgage-backed securities that amortize and provide monthly cash flow to reinvest. Corporate bonds and municipal bonds comprised 29% and 18% of the investment portfolio, respectively. At March 31, 2002, approximately 81% of the investment portfolio was fixed rate.

     Management buys and sells investment securities from time to time depending on market conditions, business trends, liquidity and capital levels. Investment purchases provide a way to add assets quickly and generate additional earnings. The bank generally earns a positive interest spread with respect to its investment portfolio by assuming interest rate risk and using deposits and borrowings to purchase securities with longer maturities.

     Management classifies investment securities at the time of purchase by one of three categories: trading, available for sale (AFS) or, held to maturity
(HTM). To date, management has not purchased any securities for trading purposes. Management classifies most securities as AFS even though it has no immediate intent to sell them. The AFS designation affords management the flexibility to sell securities and adjust the balance sheet in response to capital levels, liquidity needs and/or changes in market conditions. AFS securities are marked to market in the Consolidated Balance Sheets with an adjustment to equity, net of tax, and presented in the caption "Accumulated other comprehensive income (loss)."

     At March 31, 2002 the AFS portfolio had an estimated market depreciation of $4,316,000 before tax and an equity adjustment of $2,848,000, net of tax. This represents a $153,000 improvement in the estimated fair value of AFS securities, net of tax, over the prior year end. At December 31, 2001 the AFS portfolio had an estimated unrealized loss of $4,548,000, before tax, and an equity adjustment of $3,001,000, net of tax. This was a $282,000 or 9% improvement in the estimated fair value of AFS securities, net of tax, compared to December 31, 2000. At December 31, 2000 the AFS portfolio had an estimated unrealized loss of $4,975,000, before tax, and an equity adjustment of $3,283,000, net of tax.

     The market depreciation of the AFS portfolio is largely concentrated in corporate bonds which had an unrealized loss of $3,333,000 at March 31, 2002, $3,862,000 at December 31, 2001 and $3,808,000 at December 31, 2000. At March
31, 2002 the corporate bond portfolio amounted to $28,892,000 or 29% of the total investment portfolio, compared to $32,322,000 or 33% of the portfolio at December 31, 2001 and $25,728,000 or 26% of the portfolio at December 31, 2000. Approximately 59% of corporate bonds are fixed rate and 41% are variable rate at March 31, 2002.

     Following the issuance of $10,000,000 of capital securities in August 1998, we began investing in similar type securities issued by other banking companies. These investments were classified as corporate bonds. Management believes that the market valuations of certain corporate bonds were discounted beyond the effects of interest rate changes because they were issued by non-rated or below investment grade rated companies. The carrying value of non-rated or below investment grade rated corporate bonds was $12,793,000 and $18,303,000 at March 31, 2002 and December 31, 2001, respectively.

     Management evaluated the credit quality of corporate bond issuers prior to purchasing these securities and monitors them on an ongoing basis. Management believes that the credit quality of the corporate bond portfolio is sound and that the company will ultimately be repaid. Therefore, management views the unrealized loss in the market value of the corporate bonds as temporary. If, at some future date, management believes that this loss is other than temporary or that the recovery of the unrealized loss on corporate bonds is not probable, we will recognize the loss through earnings which will reduce regulatory capital.

     Corporate bonds are classified as available for sale allowing us the flexibility to sell them and adjust the portfolio as future conditions change. During the first quarter of 2002, $5,900,000 of fixed rate corporate bonds were sold while $2,000,000 of variable rate corporate bonds were purchased.

     The following corporate bonds available for sale represent those issuers with an aggregate amortized cost exceeding 10% of shareholders' equity at March 31, 2002.

                                                                  MARCH 31, 2002
                                                              ----------------------
                                                              AMORTIZED   ESTIMATED
ISSUER                                                          COST      FAIR VALUE
------                                                        ---------   ----------
                                                                  (IN THOUSANDS)
M&T Bank Corporation........................................   $2,131       $2,100
North Fork Bancorporation...................................    3,068        2,788
Patriot Bank Corporation....................................    2,225        1,950

     The composition and maturity of our investment portfolio is as follows.

                                                             MARCH 31, 2002
                                             -----------------------------------------------
                                                HELD TO MATURITY        AVAILABLE FOR SALE
                                             ----------------------   ----------------------
                                             AMORTIZED   ESTIMATED    AMORTIZED   ESTIMATED
                                               COST      FAIR VALUE     COST      FAIR VALUE
                                             ---------   ----------   ---------   ----------
                                                             (IN THOUSANDS)
Mortgage-backed securities.................    $ --         $ --      $ 49,479     $49,202
Municipal securities.......................      --           --        18,125      17,419
Equity securities..........................      --           --         2,023       2,023
Corporate bonds............................      --           --        32,225      28,892
Other debt securities......................     500          500           110         110
                                               ----         ----      --------     -------
Total......................................    $500         $500      $101,962     $97,646
                                               ====         ====      ========     =======

                                                            DECEMBER 31, 2001
                                             -----------------------------------------------
                                                HELD TO MATURITY        AVAILABLE FOR SALE
                                             ----------------------   ----------------------
                                             AMORTIZED   ESTIMATED    AMORTIZED   ESTIMATED
                                               COST      FAIR VALUE     COST      FAIR VALUE
                                             ---------   ----------   ---------   ----------
                                                             (IN THOUSANDS)
Mortgage-backed securities.................    $ --         $ --      $ 43,286     $43,365
Municipal securities.......................      --           --        20,796      20,031
Equity securities..........................      --           --         2,023       2,023
Corporate bonds............................      --           --        36,184      32,322
Other debt securities......................     500          500           110         110
                                               ----         ----      --------     -------
Total......................................    $500         $500      $102,399     $97,851
                                               ====         ====      ========     =======

                                                             DECEMBER 31, 2000
                                              -----------------------------------------------
                                                 HELD TO MATURITY        AVAILABLE FOR SALE
                                              ----------------------   ----------------------
                                              AMORTIZED   ESTIMATED    AMORTIZED   ESTIMATED
                                                COST      FAIR VALUE     COST      FAIR VALUE
                                              ---------   ----------   ---------   ----------
                                                              (IN THOUSANDS)
U.S. government agency obligations..........   $4,997       $4,888      $ 4,344     $ 4,363
Mortgage-backed securities..................      529          524       45,764      45,142
Municipal securities........................       --           --       17,856      17,292
Equity securities...........................       --           --        1,933       1,933
Corporate bonds.............................       --           --       29,536      25,728
Other debt securities.......................      500          500          115         115
                                               ------       ------      -------     -------
Total.......................................   $6,026       $5,912      $99,548     $94,573
                                               ======       ======      =======     =======

          INVESTMENT SECURITIES MATURITIES AND WEIGHTED AVERAGE YIELDS

                                                UNDER      1-5      5-10    OVER 10
MARCH 31, 2002                                  1 YEAR    YEARS    YEARS     YEARS     TOTAL
--------------                                  ------   -------   ------   -------   --------
                                                            (DOLLARS IN THOUSANDS)
INVESTMENT SECURITIES AVAILABLE FOR SALE
Mortgage-backed securities:
  Amortized cost..............................  $9,264   $16,126   $6,958   $17,131   $ 49,479
  Weighted average yield......................    6.49%     6.43%    6.30%     6.27%      6.37%
Municipal securities:
  Amortized cost..............................      --        --       --    18,125     18,125
  Weighted average yield(1)...................      --        --       --      7.52%      7.52%
Equity securities:
  Amortized cost..............................      --        --       --     2,023      2,023
  Weighted average yield......................      --        --       --      4.75%      4.75%
Corporate Bonds
  Amortized cost..............................      --        --       --    32,225     32,225
  Weighted average yield......................      --        --       --      6.20%      6.20%
Other debt securities:
  Amortized cost..............................      --       110       --        --        110
  Weighted average yield......................      --      7.09%      --        --       7.09%
                                                ------   -------   ------   -------   --------
Total amortized cost..........................  $9,264   $16,236   $6,958   $69,504   $101,962
                                                ======   =======   ======   =======   ========
Total fair value..............................  $9,350   $16,309   $6,908   $65,079   $ 97,646
                                                ======   =======   ======   =======   ========
Weighted average yield........................    6.49%     6.43%    6.30%     6.52%      6.49%

INVESTMENT SECURITIES HELD TO MATURITY
Other debt securities:
  Amortized cost..............................  $   --   $    --   $  500   $    --   $    500
  Weighted average yield......................      --        --     5.88%       --       5.88%
                                                ------   -------   ------   -------   --------
Total amortized cost..........................  $   --   $    --   $  500   $    --   $    500
                                                ======   =======   ======   =======   ========
Weighted average yield........................      --        --     5.88%       --       5.88%

---------------

(1) Tax-exempt yields on municipal securities were adjusted to a tax-equivalent basis using a 34% tax rate.

  Loans Held for Sale

     We use an outside company to originate and sell residential mortgages on our behalf. Typically these loans are sold within 30 days of their settlement pursuant to pre-existing commitments. At March 31, 2002, loans held for sale totaled $479,000. At December 31, 2001, loans held for sale totaled $127,000 compared to no loans held for sale at December 31, 2000 and 1999. The fluctuation in balances relates to the timing of the loan originations versus their sale. We sold $2,038,000 of residential mortgages during the first quarter of 2002 compared to $822,000 in the first quarter of 2001. We sold $8,575,000, $4,727,000 and $11,048,000 of residential mortgages in 2001, 2000 and 1999, respectively. Residential mortgage originations and sales are significantly influenced by the interest rate environment.

 Loans

     Gross loans increased $23,790,000 or 8% from $316,066,000 at December 31, 2001 to $339,856,000 at March 31, 2002.

     Gross loans increased $76,621,000 or 32% to $316,066,000 at December 31, 2001 and increased $40,221,000 or 20% to $239,445,000 at December 31, 2000 from
$199,224,000 at December 31, 1999. The majority of the loan portfolio is collateralized, at least in part, by real estate in the greater Delaware and Lehigh Valleys of Pennsylvania, and New Jersey. Real estate values are subject to risks associated with the general local economy. Loans secured by commercial properties increased $46,737,000 or 29% during 2001, and $33,790,000 or 26%
during 2000.

     Inherent within the lending function is the evaluation and acceptance of credit risk and interest rate risk. We manage credit risk through portfolio diversification, underwriting policies and procedures, and loan monitoring practices. We manage interest rate risk using various asset/liability modeling techniques and analyses. Most loans are adjustable rate that reset in intervals of five years or less. When possible, we also originate variable rate loans.

     Our lending activity is focused on small to mid-sized businesses and professionals within our market area.

                                                                DECEMBER 31,
                                MARCH 31,   ----------------------------------------------------
                                  2002        2001       2000       1999       1998       1997
                                ---------   --------   --------   --------   --------   --------
                                                         (IN THOUSANDS)
Real estate-farmland..........  $    209    $    214   $    230   $     --   $     --   $    500
Real estate-construction......     8,564      15,911      4,395      3,850      2,161      1,188
Real estate-residential.......    31,569      30,188     25,401     30,330     30,770     22,966
Real estate-multi-family......    18,091      15,011     13,667      9,738      5,135      1,949
Real estate-commercial........   233,244     208,412    161,675    127,885     86,008     72,372
Commercial....................    47,146      45,238     32,295     25,260     14,434      9,084
Consumer......................     1,033       1,092      1,782      2,161      1,840        798
                                --------    --------   --------   --------   --------   --------
Total.........................  $339,856    $316,066   $239,445   $199,224   $140,348   $108,857
                                ========    ========   ========   ========   ========   ========

                    LOAN MATURITIES AND INTEREST SENSITIVITY

                                                        UNDER       1-5       OVER
MARCH 31, 2002                                          1 YEAR     YEARS     5 YEARS    TOTAL
--------------                                         --------   --------   -------   --------
                                                                    (IN THOUSANDS)
Real estate-farmland.................................  $     20   $    189   $   --    $    209
Real estate-construction.............................     7,831        733       --       8,564
Real estate-residential..............................    16,127     15,334      108      31,569
Real estate-multi-family.............................     2,374     14,521    1,196      18,091
Real estate-commercial...............................    47,685    179,526    6,033     233,244
Commercial...........................................    26,522     18,918    1,706      47,146
Consumer.............................................       243        790       --       1,033
                                                       --------   --------   ------    --------
Total................................................  $100,802   $230,011   $9,043    $339,856
                                                       ========   ========   ======    ========

     The following shows, at March 31, 2002, the amount of loans due after one year that have fixed, adjustable or variable interest rates:

Loans with fixed or predetermined interest rates............  $ 29,025,000
Loans with adjustable or variable interest rates............  $210,029,000

  Allowance for Loan Losses

     The allowance for loan losses reflects management's best estimate of losses, both known and inherent, in the existing loan portfolio. Management's judgment is based on the evaluation of individual loans, past experience, the assessment of current economic conditions, and other relevant factors. The provision for loan losses charged to operating expenses represents the amount necessary to maintain an appropriate allowance. Loan losses are charged directly against the allowance for loan losses when loans are deemed to be uncollectible. Recoveries on previously charged-off loans are added to the allowance when received.

     Estimates are used to determine the allowance for loan losses. A variety of factors are considered in establishing these estimates including current economic conditions, diversification of the loan portfolio, delinquency statistics, borrowers' perceived financial and managerial strengths, the adequacy of underlying collateral, if collateral dependent, or present value of future cash flows, and other relevant factors. Each commercial loan is assigned a specific loan loss reserve using a scoring system. This scoring system takes into consideration collateral type and value, loan to value ratios, the borrower's risk rating, and other factors previously described. Borrower risk ratings are determined by loan officers at the inception of each loan and are subject to on-going analysis and update by an independent loan reviewer. Homogeneous loans, comprised primarily of home equity and non-real estate secured consumer loans, are analyzed in the aggregate.

     Because the bank is only ten years old with a limited history of loan losses, management also uses peer group analysis to gauge the overall reasonableness of loan loss reserves. While management calculates the allowance based on specific loans or loan categories, it considers the total allowance available for losses in the entire loan portfolio. Changes in economic conditions and the financial condition of borrowers can occur quickly, and as a result, impact management's estimates.

     We maintained an unallocated loan loss reserve in 2000 based on a shift in risk ratings following the hiring of an independent loan reviewer in the second quarter of 1999. This unallocated reserve was based on the assumption that additional risk factors would be identified and further changes to risk ratings would be made as this independent review process was consistently applied to the entire commercial loan portfolio over an extended period of time. We adjusted our loan scoring system in 2001 to reflect current economic conditions and trends in risk ratings over the past several years. As a result, there were no unallocated loan loss reserves at December 31, 2001 or at March 31, 2002.

     Regulatory authorities, as an integral part of their examinations, periodically review the allowance for loan losses. They may require additions to the allowance based upon their judgment and information available to them at the time of examination.

     Management considers the allowance for loan losses to be appropriate. To comply with industry reporting requirements, management allocated the allowance for loan losses by loan categories in the table below. Management does not intend to imply that actual future charge-offs will necessarily follow this allocation or that any portion of the allowance is restricted.

                       ALLOWANCE FOR LOAN LOSS ALLOCATION

                                                                  MARCH 31, 2002
                                                              ----------------------
                                                                         % LOANS TO
                                                              AMOUNT    TOTAL LOANS
                                                              -------   ------------
                                                              (DOLLARS IN THOUSANDS)
Balance at end of period applicable to:
  Real estate-farmland......................................  $    2         0.06%
  Real estate-construction..................................      74         2.52%
  Real estate-residential...................................     275         9.29%
  Real estate-multi-family..................................     121         5.33%
  Real estate-commercial....................................   2,551        68.63%
  Commercial................................................   1,069        13.87%
  Consumer..................................................      10         0.30%
                                                              ------       ------
  Total.....................................................  $4,102       100.00%
                                                              ======       ======

                                                       DECEMBER 31,
                            ------------------------------------------------------------------
                                    2001                   2000                   1999
                            --------------------   --------------------   --------------------
                                     % LOANS TO             % LOANS TO             % LOANS TO
                            AMOUNT   TOTAL LOANS   AMOUNT   TOTAL LOANS   AMOUNT   TOTAL LOANS
                            ------   -----------   ------   -----------   ------   -----------
                                                  (DOLLARS IN THOUSANDS)
Balance at end of period
 applicable to:
 Real estate-farmland.....  $   2        0.07%     $   2        0.10%     $  --          --
 Real
   estate-construction....    115        5.03%        30        1.83%        37        1.93%
 Real
   estate-residential.....    266        9.55%       236       10.61%       428       15.22%
 Real
   estate-multi-family....    103        4.75%        76        5.71%       110        4.89%
 Real estate-commercial...  2,338       65.94%     1,419       67.52%     1,436       64.19%
 Commercial...............    982       14.31%       662       13.49%       481       12.69%
 Consumer.................     11        0.35%        14        0.74%        19        1.08%
 Unallocated..............     --          --        593          --         --          --
                            ------     ------      ------     ------      ------     ------
 Total....................  $3,817     100.00%     $3,032     100.00%     $2,511     100.00%
                            ======     ======      ======     ======      ======     ======

                                           DECEMBER 31,
                            -------------------------------------------
                                    1998                   1997
                            --------------------   --------------------
                                     % LOANS TO             % LOANS TO
                            AMOUNT   TOTAL LOANS   AMOUNT   TOTAL LOANS
                            ------   -----------   ------   -----------
                                      (DOLLARS IN THOUSANDS)
Balance at end of period
 applicable to:
 Real estate-farmland.....  $  --          --      $   5        0.46%
 Real
   estate-construction....     20        1.54%        37        1.09%
 Real
   estate-residential.....    403       21.92%       272       21.10%
 Real
   estate-multi-family....    125        3.66%        19        1.79%
 Real estate-commercial...    999       61.28%       875       66.48%
 Commercial...............    239       10.29%       142        8.35%
 Consumer.................     19        1.31%        10        0.73%
 Unallocated..............     --          --         --          --
                            ------     ------      ------     ------
 Total....................  $1,805     100.00%     $1,360     100.00%
                            ======     ======      ======     ======

     Changes in the allowance for loan losses are as follows:

                           ALLOWANCE FOR LOAN LOSSES

                               FOR THE THREE MONTHS
                                  ENDED MARCH 31,                FOR THE YEAR ENDED DECEMBER 31,
                               ---------------------   ----------------------------------------------------
                                 2002        2001        2001       2000       1999       1998       1997
                               ---------   ---------   --------   --------   --------   --------   --------
                                                          (DOLLARS IN THOUSANDS)
Balance at beginning of
  period.....................  $  3,817    $  3,032    $  3,032   $  2,511   $  1,805   $  1,360   $    961
Charge-offs:
  Real estate-residential....        --          --          --          6         --         60         --
  Real estate-commercial.....        --          --          29         --         --         --         --
  Commercial.................        --           4           4          1          2         --         --
  Consumer...................        --          --          --         --         11          8          1
                               --------    --------    --------   --------   --------   --------   --------
Total charge-offs............        --           4          33          7         13         68          1
Recoveries:
  Consumer...................        --          --          --         --         --          8         --
                               --------    --------    --------   --------   --------   --------   --------
Total recoveries.............        --          --          --         --         --          8         --
Net charge-offs..............        --           4          33          7         13         60          1
Provision for loan losses....       285         100         818        528        719        505        400
                               --------    --------    --------   --------   --------   --------   --------
Balance at end of period.....  $  4,102    $  3,128    $  3,817   $  3,032   $  2,511   $  1,805   $  1,360
                               ========    ========    ========   ========   ========   ========   ========
Total gross loans:
Average......................  $325,803    $244,168    $271,318   $217,128   $168,363   $122,526   $ 95,404
End of period................   339,856     249,763     316,066    239,445    199,224    140,348    108,857
Ratios:
Net charge-offs to:
  Average loans..............        --          --        0.01%        --       0.01%      0.05%        --
  Loans at end of period.....        --          --        0.01%        --       0.01%      0.04%        --
  Allowance for loan
    losses...................        --        0.13%       0.86%      0.23%      0.52%      3.32%      0.07%
  Provision for loan
    losses...................        --        4.00%       4.03%      1.33%      1.81%     11.88%      0.25%
Allowance for loan losses to:
  Total gross loans at period
    end......................      1.21%       1.25%       1.21%      1.27%      1.26%      1.29%      1.25%
  Non-performing loans.......    156.03%        N/M(1)   142.05%       N/M(1)  1307.81%   106.74%    209.55%

---------------

(1) "N/M" stands for not meaningful. There were no non-performing loans at December 31, 2000 or March 31, 2001.

                             NON-PERFORMING ASSETS

                                                                      DECEMBER 31,
                                           MARCH 31,     --------------------------------------
                                              2002        2001    2000   1999    1998     1997
                                          ------------   ------   ----   ----   ------   ------
                                                         (DOLLARS IN THOUSANDS)
Loans past due 90 days or more and
  accruing
  Real estate-construction..............     $   --      $   --   $--    $ --   $   --   $   --
  Real estate-residential...............         --          --    --      55      605      146
  Commercial............................         --          --    --       1        6       --
  Consumer..............................         --          --    --      --       --        5
                                             ------      ------   ---    ----   ------   ------
     Total loans past due 90 days or
       more and accruing................         --          --    --      56      611      151
Loans accounted for on a non-accrual
  basis
  Real estate-construction..............         --          --    --      --       --       --
  Real estate-residential...............         --          --    --     136       25      299
  Real estate-multi-family..............         --          --    --      --      890       --
  Real estate-commercial................      2,164       2,201    --      --      165      192
  Commercial............................        465         486    --      --       --       --
  Consumer..............................         --          --    --      --       --        7
                                             ------      ------   ---    ----   ------   ------
     Total non-accrual loans............      2,629       2,687    --     136    1,080      498
Other real estate owned.................        475         475   252      --      200      638
                                             ------      ------   ---    ----   ------   ------
Total non-performing assets.............     $3,104      $3,162   $252   $192   $1,891   $1,287
                                             ======      ======   ===    ====   ======   ======
Ratio of non-performing loans to total
  loans.................................       0.77%       0.85%  N/M(1) 0.10%    1.20%    0.60%
Ratio of non-performing assets to total
  assets................................       0.64%       0.70%  0.07%  0.06%    0.76%    0.67%

---------------

(1) "N/M" stands for not meaningful. There were no non-performing loans at December 31, 2000.

     Non-performing assets are defined as accruing loans past due 90 days or more, non-accruing loans, restructured loans and other real estate owned. Non-performing assets represented 0.64% of total assets at March 31, 2002. Non-performing assets represented 0.70% of total assets at December 31, 2001 compared to 0.07% at December 31, 2000, and 0.06% at December 31, 1999.

     Non-accrual loans are those where the accrual of interest has stopped. Non-consumer loans are placed on non-accrual status immediately if management believes that collection is doubtful or when principal or interest is past due 90 days or more. Management does not automatically place consumer loans on non-accrual status when principal or interest payments are 90 days past due. Instead, most consumer loans are charged-off when deemed uncollectible or after reaching 120 days past due. Interest accrued, but not collected at the date a loan is placed on non-accrual status, is reversed and charged against interest income. We record subsequent cash receipts as either a reduction of the outstanding principal or as interest income, depending on management's assessment of the ultimate collectibility of principal and interest.

     At March 31, 2002 and December 31, 2001, three unrelated borrowers with loan balances of $2,629,000 and $2,687,000, respectively, in the aggregate were classified as non-accrual. The non-accrual loan totals were substantially comprised of one borrower totaling $2,218,000 and $2,330,000 at March 31, 2002 and December 31, 2001, respectively. This borrower's enterprise failed and we placed the relationship on non-accrual in November 2001. We expect repayment from liquidation of collateral and other sources.

     There were no non-accruing loans at December 31, 2000 and $136,000 at December 31, 1999. We recognized no interest income on non-accrual loans during the three months ended March 31, 2002 and 2001, respectively, and $51,000, $0, and $2,000 during the year ended December 31, 2001, 2000 and 1999, respectively. Total interest income that would have been recognized on non-accrual loans was $62,000 and

$0 for the three months ended March 31, 2002 and 2001, respectively, and $94,000, $0, and $15,000 for the year ended December 31, 2001, 2000 and 1999, respectively.

     Potential problem loans are those loans that management believes require increased supervision and review and may, depending on the economic environment and other factors, become non-performing assets in future periods. Potential problem loans totaled $3,020,000, $2,356,000, $3,666,000 and $4,635,000 at March
31, 2002 and December 31, 2001, 2000 and 1999, respectively. Most of these loans are secured by real estate.

  Other Real Estate Owned

     Other real estate owned totaled $475,000 at March 31, 2002 and December 31, 2001 and consisted of one commercial property. This property was transferred into other real estate owned in August 2001. Other real estate owned at December 31, 2000 in the amount of $252,000 was sold in May 2001 for a loss of $17,000. There was no other real estate owned at December 31, 1999.

  Premises and Equipment

     Premises and equipment decreased $87,000 during the first quarter of 2002 to $4,511,000 as depreciation exceeded capital expenditures during this period.

     Premises and equipment decreased $255,000 during 2001 to $4,598,000 at December 31, 2001. This decrease represents the amount of depreciation in excess of capital expenditures. Premises and equipment increased $1,046,000 during 2000 to $4,853,000. This increase relates primarily to the expenditures for two new branch offices including the construction of our Montgomeryville office, and purchases of additional furniture, fixtures and equipment. The Montgomeryville and Bensalem offices opened in October 2000.

  Deferred Taxes

     Deferred taxes decreased $79,000 in the first quarter of 2002 from $2,887,000 at December 31, 2001 to $2,808,000 at March 31, 2002. This decrease relates to the change in the estimated fair value of investment securities AFS.

     Deferred taxes increased $184,000 during 2001 to $2,887,000. This increase relates primarily to the provision for loan losses, which was offset in part by a $145,000 decrease in deferred taxes related to the change in the estimated fair value of investment securities AFS. Deferred taxes decreased $639,000 during 2000 to $2,703,000 from $3,342,000 at December 31, 1999. This change was mostly due to the $827,000 decrease in the tax effect on unrealized losses in investment securities AFS. The offsetting $188,000 increase relates primarily to the provision for loan losses.

  Deposits

     We are largely dependent upon our base of competitively priced core deposits to provide a stable source of funds. We have retained and grown our customer base since inception through a combination of price, quality service, customer confidence, convenience, a stable and experienced staff and through expansion of our network of offices. Core deposits, which exclude time deposits of $100,000 and greater, grew $32,446,000 or 11% during the three months ended March 31, 2002 to $336,726,000. This growth was primarily generated by the Golden Checking product, which is an interest-bearing checking account. Since the inception of the Golden Checking account in 1992, we have maintained the annual percentage yield payable at 3.05% despite changes in the rate environment. As prevailing rates have dropped, Golden Checking accounts increased $42,323,000 in the first quarter of 2002 and our deposit mix, although still heavily concentrated in time deposits, shifted significantly toward non-maturity interest checking products. Interest checking accounts at March 31, 2002 were $101,065,000 or 26% of total deposits compared to $58,826,000 or 16% of total deposits at December 31, 2001. Total time deposits at March 31, 2002 were $194,734,000 or 50% of total deposits compared to $208,057,000 or 58% of total deposits at December 31, 2001. Approximately $62,286,000 of time deposits will mature after one year.

     Total deposits increased $32,962,000 or 9% during the three months ended March 31, 2002 to $391,244,000. Total average deposits increased $61,522,000 or 20% from $309,590,000 for the three months ended March 31, 2001 to $371,112,000 for the three months ended March 31, 2002. Non-interest-bearing deposits are an important source of funds for a bank because they lower overall deposit costs. The average balance of these accounts increased $4,319,000 or 17% for the three months ended March 31, 2002 compared to the same period in 2001. The interest rates offered on most deposit products were lowered in 2001 and in the first quarter of 2002 in response to overall market conditions. Management expects the certificate of deposit portfolio to continue to reprice lower in 2002, as higher rate accounts mature.

     Total deposits increased $54,989,000 or 18% during 2001 to $358,282,000. Golden Checking accounts and time deposits increased $31,895,000 and $14,321,000, respectively. Much of the growth in time deposits was due to the new IPCD product described below. Total average deposits increased $51,737,000 or 19% in 2001 and $56,593,000 or 26% in 2000. Non-interest-bearing deposits are an important source of funds for a bank because they lower overall deposit costs. The average balance of these accounts increased $2,921,000 or 12% during 2001 to $26,561,000.

     Total deposits increased $65,812,000 or 28% during 2000 to $303,293,000. Total average deposits increased $56,593,000 or 26% in 2000 and $45,451,000 or 27% in 1999. Core deposits, which exclude time deposits greater than $100,000, grew $58,632,000 or 29% during 2000 to $259,869,000. Most of this growth occurred in time deposits and money market accounts due to the promotion of a 9-month and 23-month certificate of deposit and a personal cash management money market account.

     The growth of mutual funds over the past decade has made it increasingly difficult for financial institutions to attract deposits. The continued flow of cash into mutual funds, much of which is made through tax deferred investment vehicles such as 401(k) plans, as well as a generally strong economy, have, until recently, fueled high returns for these investments, and in particular, certain equity funds. In 2001, and continuing to date, the returns of the domestic equity markets have been weak and volatile as the U.S. economy was generally sluggish. These conditions improved the environment for deposit acquisition for financial institutions as investors sought the relative safety of FDIC insured deposits, despite a low interest rate environment.

     We plan to continue to grow deposits through promotions, business development programs, maturation of existing branches and branch expansion. In October 2000, we opened our sixth and seventh Pennsylvania branches in Montgomeryville and Bensalem, respectively. We also opened a limited service branch at Heritage Towers in Doylestown, Pennsylvania in July 2000. In addition, we introduced the IPCD product in the first quarter of 2001. The IPCD product contains an embedded derivative feature that provides a potential return to the depositor based on a formula that is dependent on the return of the Standard & Poor's 500(R) Index. This innovative deposit product allows the customer to receive a return that is based on an equity market index in place of a stated interest rate but, like other traditional certificates of deposit, is insured by the FDIC to the extent provided by law. As of March 31, 2002, we had $14,854,000 in IPCD deposits with initial terms of five years. Approximately $12,345,000 of IPCD balances at March 31, 2002 are from institutional depositors. These depositors generally require us to obtain letters of credit guaranteeing the principal amounts of IPCD's in excess of FDIC insured levels. At March 31, 2002, we maintained $10,500,000 in letters of credit from the FHLB for this purpose. The amount of IPCD product, net of embedded derivatives, included in total deposits in the Consolidated Balance Sheet at March 31, 2002 was $12,329,000. See the section entitled "Derivative Financial Instruments."

                    AVERAGE DEPOSITS BY MAJOR CLASSIFICATION

                                    FOR THE THREE              FOR THE YEAR ENDED DECEMBER 31,
                                    MONTHS ENDED     ---------------------------------------------------
                                   MARCH 31, 2002         2001              2000              1999
                                   ---------------   ---------------   ---------------   ---------------
                                   BALANCE    RATE   BALANCE    RATE   BALANCE    RATE   BALANCE    RATE
                                   --------   ----   --------   ----   --------   ----   --------   ----
                                                          (DOLLARS IN THOUSANDS)
Non-interest-bearing deposits....  $ 29,334    --    $ 26,561    --    $ 23,640    --    $ 18,747     --
Interest checking................    77,736   2.79%    31,180   2.59%    22,079   2.54%    18,365   2.58%
Money market deposit accounts....    16,718   2.30%    18,313   3.41%     6,512   5.05%     1,446   2.56%
Savings accounts.................    45,704   2.23%    43,936   2.95%    47,776   3.49%    55,138   3.42%
Time deposits....................   201,620   4.92%   202,819   5.96%   171,065   6.02%   120,783   5.32%
                                   --------   ----   --------   ----   --------   ----   --------   ----
Total............................  $371,112   3.64%  $322,809   4.59%  $271,072   4.74%  $214,479   4.11%
                                   ========   ====   ========   ====   ========   ====   ========   ====

                 MATURITY OF TIME DEPOSITS OF $100,000 OR MORE

                                                                 MARCH 31,
                                                                    2002
                                                               --------------
                                                               (IN THOUSANDS)
Three months or less........................................      $17,217
Over three through six months...............................        5,836
Over six through twelve months..............................       10,652
Over twelve months..........................................       20,813
                                                                  -------
Total.......................................................      $54,518
                                                                  =======

  Short-term Borrowings

     Short-term borrowings, generally consisting of customer repurchase agreements and overnight federal funds purchased, can fluctuate daily depending on our liquidity needs and customer activity. Under customer repurchase agreements, deposit customers agree to lend excess demand deposit balances to us overnight at the rate of federal funds rate less 100 basis points. These overnight borrowings from customers are collateralized by certain investment securities. Overnight federal funds, which are purchased through a correspondent bank as needed, are unsecured.

     At March 31, 2002 and December 31, 2001, short-term borrowings were comprised entirely of overnight borrowings from customers. At December 31, 2000 short-term borrowings included $785,000 in overnight federal funds purchased and $13,619,000 in overnight borrowings from customers.

                             SHORT-TERM BORROWINGS

                                                                           DECEMBER 31,
                                                        MARCH 31,   ---------------------------
                                                          2002       2001      2000      1999
                                                        ---------   -------   -------   -------
                                                                (DOLLARS IN THOUSANDS)
Total balance at end of period........................   $22,233    $19,605   $14,404   $52,537
Weighted average rate.................................      0.75%      0.75%     5.59%     5.80%
Maximum amount outstanding at month end during the
  period..............................................   $22,233    $25,692   $58,807   $52,537
Average amount outstanding during the period..........   $16,311    $18,894   $38,193   $33,735
Weighted average interest rate during the period......       .77%      2.91%     6.05%     5.25%

  Other Liabilities

     Other liabilities increased $1,076,000 from $5,019,000 at December 31, 2001 to $6,095,000 at March 31, 2002. This increase relates principally to a $1,086,000 increase in normal operating accounts and a $559,000 increase in the fair value of derivatives related to our IPCD product. These increases were partially offset by a $132,000 decrease in accrued compensation expenses and a $381,000 decrease in federal income taxes payable.

     Other liabilities decreased $403,000 during 2001 to $5,019,000. The majority of this decrease relates to the settlement of a $2,000,000 investment purchase, which was accrued at December 31, 2000. In addition, accrued expenses and other operating accounts used in the normal course of business decreased $1,132,000 in the aggregate. These decreases were offset by the recording of $2,055,000 in derivatives related to our IPCD product and a $674,000 increase in federal income taxes payable due to higher taxable income in 2001.

 Capital Adequacy

     Capital is fundamental to support our continued growth. In addition, PBI and Premier Bank are subject to various regulatory capital requirements. Regulatory capital is defined in terms of Tier 1 capital (shareholders' equity plus the allowable portion of the minority interest in equity of subsidiaries, minus unrealized gains or plus unrealized losses on available for sale securities, and minus certain intangible assets), Tier 2 capital (which includes a portion of the allowance for loan losses, minority interest in equity of subsidiaries and subordinated debt), and total capital (Tier 1 plus Tier 2). Risk-based capital ratios are expressed as a percentage of risk-weighted assets. Risk-weighted assets are determined by assigning various weights to all assets and off-balance sheet financial instruments, such as letters of credit and loan commitments, based on associated risk. Regulators have also adopted minimum Tier 1 leverage ratio standards, which measure the ratio of Tier 1 capital to total average quarterly assets.

     On December 31, 2001, Premier Bank issued $2,000,000 in subordinated debt, which qualifies as Tier 2 capital.

     In order to retain our financial holding company designation, we must be "well capitalized". At March 31, 2002, management believes that PBI and Premier Bank are "well capitalized" and in compliance with all regulatory capital requirements. However, our asset growth rate continues to exceed our returns on shareholders' equity. This trend is expected to continue and will require us to obtain additional capital to maintain our "well capitalized" status and our growth rate.

     The tables below depict PBI's capital components and ratios along with the "adequately" and "well" capitalized criteria as defined by FDIC regulations.

                               CAPITAL COMPONENTS

                                                                             DECEMBER 31,
                                                              MARCH 31,   -------------------
                                                                2002        2001       2000
                                                              ---------   --------   --------
                                                                      (IN THOUSANDS)
Tier 1
Shareholders' equity........................................  $ 20,828    $ 19,609   $ 16,455
Allowable portion of minority interest in equity of
  subsidiary................................................     7,891       7,537      6,580
Net unrealized losses on investment securities available for
  sale......................................................     2,848       3,001      3,283
                                                              --------    --------   --------
Total Tier 1 capital........................................  $ 31,567    $ 30,147   $ 26,318
                                                              ========    ========   ========
Tier 2
Allowable portion of minority interest in equity of
  subsidiary................................................  $  2,109    $  2,463   $  3,420
Allowable portion of the allowance for loan losses..........     4,102       3,817      3,032
Allowable portion of subordinated debt......................     3,500       3,500      1,500
                                                              --------    --------   --------
Total Tier 2 capital........................................  $  9,711    $  9,780   $  7,952
                                                              ========    ========   ========
Total capital...............................................  $ 41,278    $ 39,927   $ 34,270
Risk-weighted assets........................................  $398,647    $375,981   $284,544

                                 CAPITAL RATIOS

                                                         DECEMBER 31,      "ADEQUATELY          "WELL
                                             MARCH 31,   -------------    CAPITALIZED"      CAPITALIZED"
                                               2002      2001    2000        RATIOS            RATIOS
                                             ---------   -----   -----   ---------------   ---------------
Total risk-based capital/risk-weighted
  assets...................................    10.35%    10.62%  12.04%       8.00%             10.00%
Tier 1 capital/risk-weighted assets........     7.92%     8.02%   9.25%       4.00%              6.00%
Tier 1 capital/average assets (leverage
  ratio)...................................     6.81%     6.83%   7.41%       4.00%              5.00%

  Dividend Policy and Restrictions

     Our future dividend policy is subject to the discretion of the board of directors and depends upon a number of factors, including future earnings, financial condition, cash needs, and general business conditions. Cash dividends are payable as and when declared by the board of directors out of funds legally available for that purpose. Our ability to pay cash dividends depends on our ability to obtain cash dividends from the bank.

     The bank's ability to pay cash dividends is subject to the regulatory restrictions set forth in the Pennsylvania Banking Code of 1965, the Federal Reserve Act and the Federal Deposit Insurance Act. Under the Pennsylvania Banking Code, the bank can declare and pay cash dividends only out of accumulated undivided profits, which were $14,960,000 at March 31, 2002. Cash dividends require Federal Reserve Board approval if the total of all cash dividends declared by the bank in any calendar year, including the proposed cash dividend, exceeds the total of the bank's net profits for that year plus its retained net profits from the preceding two years less any required transfers to surplus or to a fund for the retirement of preferred stock, if any. At March 31, 2002, the bank had retained net profits available for distribution without Federal Reserve Board approval of $7,717,000. The Federal Deposit Insurance Act restricts the payment of dividends by a bank that is not adequately capitalized and generally prohibits all payments of dividends by any bank that is in default of any FDIC assessment. We are not presently and have not been in default of any FDIC assessments.

  Liquidity

     Liquidity represents an institution's ability to generate cash or otherwise obtain funds at reasonable rates to satisfy commitments to borrowers and demands of depositors. Our primary sources of funds are deposits, proceeds from principal and interest payments on loans and investments, sales of investment securities AFS and borrowings. While maturities and scheduled amortization of loans and investments are a predictable source of funds, deposit flows, loan prepayments and mortgage-backed securities prepayments are influenced by interest rates, economic conditions, and competition. Deposit growth within the banking industry has been generally slow due to strong competition from a variety of financial services companies. Competition for deposits may require banks to increase the rates payable on deposits or expand their branch office networks to adequately grow deposits in the future.

     During the three months ended March 31, 2002, cash and cash equivalents increased $13,634,000. Operating and financing activities provided cash and cash equivalents of $1,254,000 and $35,840,000, respectively, while investing activities used $23,460,000. The cash provided by financing activities was primarily due to an increase in deposits and borrowings. Deposits and borrowings increased by $32,962,000 and $2,628,000, respectively. Other significant sources of cash included principal repayments on loans and mortgage-backed securities and sales and calls of investment securities. Together, this cash was used to finance loan growth of $23,790,000.

     During the three months ended March 31, 2001, cash and cash equivalents increased $7,824,000. Operating and investing activities used cash and cash equivalents of $2,170,000 and $3,057,000, respectively, while financing activities provided $13,051,000. The cash provided by financing activities was primarily from an increase in deposits and borrowings. The $11,118,000 increase in deposits was primarily in time deposits and money market accounts. Cash was also provided by the sale of fixed rate investment securities AFS. Together, this cash was primarily used for loan originations and the purchase of variable rate mortgage-backed securities. For the three months ended March 31, 2001, loans grew $10,322,000 while investments decreased $7,360,000, exclusive of the change in unrealized losses on investment securities AFS.

     During the year ended December 31, 2001, cash and cash equivalents increased $21,578,000. Operating and financing activities provided cash and cash equivalents of $3,735,000 and $92,480,000, respectively, while investing activities used $74,637,000. The cash provided by financing activities resulted primarily from an increase in deposits and borrowings and the issuance of $2,000,000 in subordinated debt. Deposits and borrowings increased by $54,989,000 and $35,201,000, respectively. Other significant sources of cash included principal repayments on loans and mortgage-backed securities and sales and calls of investment securities. Together, this cash was used to finance loan growth of $77,129,000.

     During the year ended December 31, 2000, cash and cash equivalents decreased $465,000. Operating and financing activities provided cash and cash equivalents of $8,164,000 and $27,755,000, respectively, while investing activities used $36,384,000. The cash provided by financing activities principally came from a $65,812,000 increase in deposits. Other significant sources of cash included principal repayments on loans and mortgage-backed securities and sales and calls of investment securities. Together, this cash was primarily used for loan originations and the repayment of borrowings. During 2000, loans grew $40,480,000 and borrowings decreased by $38,133,000.

     During the year ended December 31, 1999, cash and cash equivalents increased $3,591,000. Operating and financing activities provided cash and cash equivalents of $4,745,000 and $71,735,000, respectively, while investing activities used $72,889,000. The cash provided by financing activities resulted primarily from an increase in deposits and borrowings and the proceeds from our common stock offering. Other significant sources of cash included principal repayments on loans and mortgage-backed securities and sales and calls of investment securities. Together, this cash was primarily used for loan originations, and the purchase of mortgage-backed and other securities. During 1999, loans grew $59,754,000, investments grew $11,679,000, deposits grew $46,255,000 and borrowings grew $22,601,000.

     We monitor our liquidity position on a daily basis. We use overnight federal funds and interest-bearing deposits in other banks to absorb daily excess liquidity. Conversely, overnight federal funds may be purchased to satisfy daily liquidity needs. Federal funds are sold or purchased overnight through a correspondent bank, which diversifies the holdings to an approved group of commercial banks throughout the country.

     If we require funds beyond our ability to generate them internally, additional sources of funds are available through the use of a $6,000,000 unsecured federal funds line of credit with a correspondent bank and a $72,823,000 borrowing limit at the Federal Home Loan Bank of Pittsburgh (FHLB). We could also sell or reverse repurchase investment securities. At March 31, 2002, we had available borrowing capacity of $32,323,000 and $6,000,000 with the FHLB and our correspondent bank, respectively.

     Regulation D of the Federal Reserve Regulations requires all depository institutions to maintain reserves on transaction accounts. Under Regulation D, our reserve requirement was $6,268,000 at March 31, 2002. In addition, we were required to maintain $346,000 in cash reserves at our correspondent bank at March 31, 2002.

     At March 31, 2002, $22,965,000 in investment securities was pledged as collateral for customer repurchase agreements.

DERIVATIVE FINANCIAL INSTRUMENTS

     We have limited involvement with derivative financial instruments and currently use them only in relation to our Index Powered(SM) Certificate of Deposit (IPCD) product. The IPCD, which was introduced in the first quarter 2001, contains an embedded derivative feature that provides a potential return to the depositor based on a formula that is dependent on the return of the Standard & Poor's 500(R) Index. This innovative five year term deposit product allows the customer to receive a return that is based on an equity market index in place of a stated interest rate but, like other traditional certificates of deposit, is insured in its principal amount by the FDIC to the extent provided by law.

     We entered into derivative contracts with the FHLB in order to offset the risks associated with the variable cost of the IPCD. The terms of these derivatives entered into with the FHLB provide for receipt of an amount equal to the amount to be paid to the IPCD depositor, in exchange for a periodic payment stream expressed as a rate of interest.

     The derivative contracts with the FHLB and the derivatives embedded in the IPCD are accounted for in accordance with Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended. Accordingly, we carry these derivatives at fair value in the Consolidated Balance Sheets and recognize any changes in fair value in current period earnings.

     The notional amount of derivative contracts was $14,854,000 and $10,905,000 at March 31, 2002 and December 31, 2001, respectively. The fair value of derivatives is included in "Other liabilities" and approximated $2,614,000 and $2,055,000 at March 31, 2002 and December 31, 2001, respectively. During the three months ended March 31, 2002 approximately $19,000 was recorded in other income for net changes in the fair market value of derivatives compared to $7,000 in expense for the quarter ended March 31, 2001. For the year ended December 31, 2001, approximately $158,000 was recorded in other expense for net changes in the fair market value of derivatives. The fair value adjustments are due to changes in prevailing interest rates and the resulting valuation of future payments due to the FHLB. These valuation adjustments will cumulatively net to zero at the maturity of the contracts.

IMPACT OF INFLATION AND CHANGING PRICES

     The financial statements and accompanying notes presented in this prospectus have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, nearly all of our assets and liabilities are monetary in nature. As a result, interest rates have a greater impact on our performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

                                  THE COMPANY

GENERAL

     Premier Bancorp, Inc. is a registered financial holding company. We were incorporated in the Commonwealth of Pennsylvania in July 1997 and reorganized on November 17, 1997 as the one-bank holding company of Premier Bank. Our primary business is the operation of our wholly-owned principal subsidiary, Premier Bank, which we manage as a single business segment and which is a state chartered Federal Reserve member commercial bank whose deposits are insured by the Federal Deposit Insurance Corporation's Bank Insurance Fund to the fullest extent provided by law. Premier Bank was organized in 1990 and began operations on April 24, 1992.

     Other wholly-owned subsidiaries include PBI Capital Trust, Lenders Abstract, LLC and Premier Bank Insurance Services, LLC. PBI Capital Trust is a Delaware statutory business trust established in 1998 for the sole purpose of issuing $10,000,000 in trust preferred securities. Lenders Abstract, LLC is a Pennsylvania limited liability company organized in December 2000 to sell title insurance policies. Premier Bank Insurance Services, LLC is a Pennsylvania limited liability company organized in March 2002 principally to sell long-term health care insurance policies on an agency basis.

BUSINESS

     Premier Bank is a financial services provider whose business primarily consists of originating loans to small to mid-sized businesses and attracting retail deposits from the general public. The bank also invests in securities such as mortgage-backed securities, obligations of U.S. government agencies and government sponsored entities, corporate bonds and municipal bonds. The bank's revenues are primarily derived from net interest income. Over our ten year history, we have grown significantly through internal growth. We currently have seven full service banking operations and a limited service branch. At March 31, 2002, we had total consolidated assets of $487,657,000, total net loans of $334,154,000, total deposits of $391,244,000 and total shareholders' equity of $20,828,000.

     Our deposit products include checking, savings, and money market accounts, as well as certificates of deposit. We offer numerous credit products, but specialize in lending to small to mid-sized businesses and professionals. We offer a full array of lending products including loans secured by real estate and other assets, working capital lines and other commercial loans. We make a wide range of consumer loan products available such as residential mortgage loans, home equity loans and lines of credit, personal lines of credit and other consumer loans. We sell our residential mortgage loans immediately in the secondary market. We also offer other services such as internet banking, telephone banking, cash management services, automated teller services and safe deposit boxes. Further, through our subsidiary, Lenders Abstract, LLC, we sell title insurance and we intend to offer long-term health care insurance products through our recently established subsidiary, Premier Bank Insurance Services, LLC.

     The following features distinguish us:


     - Our compound annual growth rate from December 31, 1996 to December 31, 2001 in assets of 24.0%, deposits of 24.9% and net loans of 30.6% has exceeded the growth rates for FDIC-insured commercial banks of 7.5% for assets, 6.6% for deposits and 6.8% for net loans.


     - Our success in lending to small to mid-sized businesses and their owners has been a major factor in our growth. We are a commercial bank with 82.5% of our loan portfolio in commercial and commercial real estate loans. We believe the average size of our typical credit relationship is larger than and distinguishes us from community banking institutions of our size which typically have a larger percentage of consumer loans.

     - We believe that our commercial lending staff has more experience addressing the diverse credit needs of small to mid-sized businesses than does a typical community bank of our size. We currently have 13 commercial loan officers with an average of 25 years of experience. These loan officers are fully dedicated to small to mid-sized business loan origination, underwriting and other related services.

     - While we centralize credit approval and administrative functions, primary responsibility for managing our bank branches rests with the officers of each branch. This allows us to achieve operating efficiencies while allowing our bank branches to focus on customer service and responsiveness.

     - Our Chairman and three executive officers have an average of 30 years of experience in the financial services industry in the greater Philadelphia market area and have been leading the organization since the bank's inception in 1992.

     - Our board of directors includes several prominent and successful individuals with significant ties to the market we serve. Our board members collectively own approximately 47% of our outstanding common stock and options.

MARKET AREA

     Our primary market area is Doylestown, Pennsylvania and the surrounding Bucks County and Greater Lehigh and Delaware Valley communities. These markets are, in our opinion, among the best in Pennsylvania. The bank has four Bucks County based offices and one office in Montgomery County. We also service parts of the Lehigh Valley from our Bethlehem and Easton, Northampton County, Pennsylvania offices. Though the vast majority of our deposit and lending business comes from these specific areas, we will from time to time do business in a wider geographic region including all of Eastern Pennsylvania and portions of New Jersey, including the New Jersey coastline.

     Our primary market area includes some of the fastest growing and most affluent counties in Pennsylvania as illustrated by the following data from the U.S. Census Bureau.

                                              POPULATION GROWTH   MEDIAN HOUSEHOLD
                                                  1990-2000       MONEY INCOME(1)
                                              -----------------   ----------------
Pennsylvania................................         3.4%             $37,267
Bucks County................................        10.4%             $54,664
Montgomery County...........................        10.6%             $55,580
Northampton County..........................         8.1%             $43,437

          -------------------------
          (1) 1997 model-based estimate.

STRATEGY AND PHILOSOPHY

     We believe that significant opportunities exist for financial services organizations to grow and prosper by delivering quality products and at the same time providing personal service to individuals and small to mid-sized businesses.

     On April 24, 2002, we celebrated our tenth anniversary. Our founding strategy, which we will continue to pursue, is:

     - generating strong, controlled growth and profitability of our franchise;

     - emphasizing our commercial lending capabilities and personalized service to small to mid-sized businesses and their owners while at the same time emphasizing high asset quality;

     - continuing geographic expansion both within and contiguous to our current market by opening new branches or acquiring other financial services entities;

     - increasing "core deposits" through continued generation of local deposits from our community bank network strategically positioned in Bucks, Montgomery and Northampton counties of eastern Pennsylvania; and

     - developing and providing products and services to better serve the changing needs of our customers while at the same time diversifying our revenue streams and maintaining cost control.

     We have achieved success with this strategy largely due to our experienced staff who are dedicated to providing superior customer service. These values form the foundation of our culture and are the driving force behind our financial performance.

                     MANAGEMENT AND PRINCIPAL SHAREHOLDERS

     The following table sets forth selected information about our directors, executive officers and our principal shareholders.

                                                                              BENEFICIAL SHARE     OWNERSHIP
NAME                            POSITION            POSITIONS HELD SINCE(1)     OWNERSHIP(2)     PERCENTAGE(2)
----                            --------            -----------------------   ----------------   -------------
Clark S. Frame.......  Chairman of the Board                 1992                  194,862           5.19%
                       Class 3 Director                      1992
Barry J. Miles,
  Sr. ...............  Vice Chairman of the Board            1992                   60,174           1.60%
                       Class 3 Director                      1992
John C. Soffronoff...  President                             1992                   66,555           1.77%
                       Chief Executive Officer               1992
                       Class 3 Director                      1992
Bruce E. Sickel......  Treasurer                             1992                   59,058           1.57%
                       Senior Vice President                 1992
                       Chief Financial Officer               1992
                       Class 1 Director                      1992
John J. Ginley.......  Secretary                             1992                   72,116           1.92%
                       Senior Vice President                 1992
                       Chief Loan Officer                    1992
                       Class 2 Director                      1999
Daniel E. Cohen......  Class 1 Director                      1992                   98,629           2.63%
Dr. Thomas E.
  Mackell............  Class 2 Director                      1992                   75,271           2.00%
Dr. Daniel A. Nesi...  Class 3 Director                      1992                  117,877           3.14%
Neil W. Norton.......  Class 2 Director                      1992                   76,122           2.03%
Thomas M. O'Mara.....  Class 3 Director                      1992                   59,149           1.57%
Michael J. Perrucci..  Class 1 Director                      1992                   78,722           2.10%
Brian R. Rich........  Class 1 Director                      1993                  115,237           3.07%
Ezio U. Rossi........  Class 1 Director                      1994                  136,481           3.63%
Richard F. Ryon......  Class 3 Director                      1993                  109,197           2.91%
Gerald Schatz........  Class 1 Director                      1992                  123,871           3.30%
Irving N. Stein......  Class 2 Director                      1992                   77,136           2.05%
Thomas P. Stitt......  Class 1 Director                      1993                   75,074           2.00%
HelenBeth Garofalo
  Vilcek.............  Class 2 Director                      1992                   47,207           1.26%
John A. Zebrowski....  Class 1 Director                      1992                  106,723           2.84%
                                                                                 ---------          ------
All directors and
  executive officers
  as a group (19
  persons)...........                                                            1,749,461          46.58%

---------------

(1) Includes service with the bank prior to the 1997 formation of PBI as the holding company for Premier Bank.


(2) Share ownership determined as of May 31, 2002. The securities "beneficially owned" by an individual are determined in accordance with the definition of "beneficial ownership" set forth in the General Rules and Regulations of the Securities and Exchange Commission and may include securities owned by or for the individual's spouse and minor children and any other relative who has the same home, as well as securities that the individual has or shares voting or investment power, or has the right to acquire beneficial ownership within 60 days after May 31, 2002. Beneficial ownership may be disclaimed as to certain of the securities.

     The officers are elected annually by the board of directors and each holds office at the discretion of the board. Our bylaws provide for three classes of directors with staggered three year terms of office. The board of directors may, from time to time, fix the number of directors and their respective classifications. The board of directors is currently comprised of 19 members. In the interim between annual meetings, the board of directors has the authority under the bylaws to increase or decrease the size of the board of directors. Vacancies on the board of directors, including vacancies resulting from an increase in the number of directors, may be filled by a majority of the board of directors then in office. The board of directors may select someone to fill a vacancy until the expiration of the term of the class of directors to which he or she was appointed.

     In accordance with our bylaws, the board of directors is divided into three classes, whose terms expire at successive annual meetings. Therefore, the bylaws provide for a classified Board with staggered three year terms of office. Currently, Class 1 consists of eight directors with their current terms expiring in 2005, Class 2 consists of five directors with their current terms expiring in 2003, and Class 3 consists of six directors with their terms expiring in 2004.

INFORMATION AS TO DIRECTORS

     Set forth below is the current principal occupation and certain other information regarding our directors and executive officers.

CLASS 1 DIRECTORS

Daniel E. Cohen            Mr. Cohen, age 58, has served as a member of PBI's board of directors since 1997 and of the bank since 1992. Mr. Cohen is a partner in the law firm of Laub, Seidel, Cohen & Hof,
                           L.L.C. located in Easton, Pennsylvania.
Michael J. Perrucci        Mr. Perrucci, age 48, has served as a member of PBI's board of directors since 1997 and of the bank since 1992. Mr.
                           Perrucci is a partner in the law firm of Fishbein, Badillo,
                           Wagner, Harding located in Phillipsburg, New Jersey.
Brian R. Rich              Mr. Rich, age 42, has served as a member of PBI's board of directors since 1997 and of the bank since 1993. Mr. Rich is the President of Jack Rich, Inc., a fuel oil and energy
                           company located in Gilberton, Pennsylvania. Mr. Rich is
                           currently and has been a director of Schuylkill Energy
                           Resources, located in Shenandoah, Pennsylvania.
Ezio U. Rossi              Mr. Rossi, age 72 has served as a member of PBI's board of directors since 1997 and of the bank since 1994. Mr. Rossi was the former owner of Arctic Foods, Inc., a frozen food
                           company located in Washington, New Jersey. He is currently retired.
Gerald Schatz              Mr. Schatz, age 67, has served as a member of PBI's board of directors since 1997 and of the bank since 1992. Mr. Schatz is Chairman of Wordsworth Academy, Play and Learn Centers
                           and Wyncote Academy, a child care and development company
                           located in Fort Washington, Pennsylvania.
Bruce E. Sickel            Mr. Sickel, age 42, has served as a member of PBI's board of directors since 1997 and of the bank since 1992. He is a
                           Senior Vice President, the Chief Financial Officer and
                           Treasurer of PBI and the bank. Mr. Sickel previously worked for a $2.5 billion dollar financial institution and as an
                           audit manager for the public accounting firm KPMG LLP. Mr.
                           Sickel is a Certified Public Accountant and Chartered
                           Financial Analyst.
Thomas P. Stitt            Mr. Stitt, age 58, has served as a member of PBI's board of directors since 1997 and of the bank since 1993. Mr. Stitt is an Attorney-at-Law, with his office located in Easton,
                           Pennsylvania.

John A. Zebrowski              Mr. Zebrowski, age 60, has served as a member of PBI's board of directors since
                               1997 and of the bank since 1992. Mr. Zebrowski is the President of J.A.Z.
                               Associates, a plastic resin dealer located in Doylestown, Pennsylvania.

CLASS 2 DIRECTORS
John J. Ginley                 Mr. Ginley, age 59, has served as a member of PBI's and the bank's board of directors since December 1999. Mr. Ginley is a Senior Vice President, Chief Loan
                               Officer and Secretary of PBI and of the bank. Mr. Ginley has 40 years of banking experience with four Philadelphia area based banking companies. Mr. Ginley joined
                               Premier Bank as its Chief Loan Officer in 1992.

Dr. Thomas Mackell             Dr. Mackell, age 56, has served as a member of PBI's board of directors since 1997 and of the bank since 1992. Dr. Mackell is a surgeon with his medical offices located in Doylestown, Pennsylvania.

Neil W. Norton                 Mr. Norton, age 56, has served as a member of PBI's board of directors since 1997 and of the bank since 1992. Mr. Norton is the President of Norton Oil Company, a
                               home heating oil company located in Phillipsburg, New Jersey.

Irving N. Stein                Mr. Stein, age 52, has served as a member of PBI's board of directors since 1997 and of the bank since 1992. Mr. Stein is the Vice President of Keystone Motors,
                               Inc., a car dealership located in Doylestown and Berwyn, Pennsylvania.

HelenBeth Garofalo Vilcek      Ms. Garofalo Vilcek, age 44, has served as a member of PBI's Board of Directors since 1997 and of the bank since 1992. Ms. Garofalo Vilcek is a real estate broker located in Bangor, Pennsylvania.

CLASS 3 DIRECTORS
Clark S. Frame                 Mr. Frame, age 51, has served as a member of PBI's board of directors since 1997 and of the bank since 1992. Mr. Frame serves as Chairman of the Board of PBI and of the bank and has been an employee of the bank since January 1, 2002. Mr. Frame has over 19 years of commercial banking experience having worked for nine years in a large Philadelphia based bank. Mr. Frame received an MBA from the University of
                               Pennsylvania's Wharton School of Business. Prior to helping found Premier Bank, he owned and operated an investment banking firm.

Barry J. Miles, Sr.            Mr. Miles, age 52, has served as a member of PBI's board of directors since 1997 and of the bank since 1992. Mr. Miles serves as Vice Chairman of the Board of PBI and of the bank. Mr. Miles is a realtor in Easton, Pennsylvania.

Dr. Daniel A. Nesi             Dr. Nesi, age 64, has served as a member of PBI's board of directors since 1997 and of the bank since 1992. Dr. Nesi is a surgeon with his medical offices located in
                               Doylestown, Pennsylvania.

Thomas M. O'Mara               Mr. O'Mara, age 49, has served as a member of PBI's board of directors since 1997 and of the bank since 1992. Mr. O'Mara is the owner/CEO of PCI, a textiles company headquartered in Spartanburg, South Carolina, of which The Master Gardner Company,
                               Palmetto Filtration Company, and AF Products are divisions and are operated and headquartered in Spartanburg, South Carolina.

Richard F. Ryon            Mr. Ryon, age 51, has served as a member of PBI's board of directors since 1997 and of the bank since 1993. Mr. Ryon is a partner in Richard B. Ryon Insurance, an insurance agency located in Pottsville, Pennsylvania.
John C. Soffronoff         Mr. Soffronoff, age 55, has served as a member of PBI's
                           board of directors since 1997 and of the bank since 1992.
                           Mr. Soffronoff is the President and Chief Executive Officer
                           of PBI and of the bank. Mr. Soffronoff has over 30 years of banking experience. Prior to helping found Premier Bank, he was a market manager for a regional bank in the Lehigh
                           Valley.

---------------

EMERITUS DIRECTORS

Mario Andretti             Mr. Andretti, age 62, was part of the original
                           founding group of the bank. Mr. Andretti is a retired auto racer with victories in the Indianapolis 500, Daytona 500, World Formula One Championship and the
                           Indy Car Championship to his credit. Currently Mr.
                           Andretti is Vice Chairman of AWG, Ltd., a publicly-owned company producing and marketing wine.

David C. Frame             Dr. Frame, age 56, was part of the original founding
                           group of the bank. Dr. Frame is an orthopedic surgeon in the Pittsburgh area. Dr. Frame is the brother of Clark S. Frame, Chairman of the Board.

                           DESCRIPTION OF SECURITIES

DESCRIPTION OF CAPITAL STOCK

     The following descriptions do not purport to be complete and are subject to, and qualified in their entirety by reference to, the more complete descriptions set forth in our Articles of Incorporation and our Bylaws, as amended to date.

     The authorized capital of Premier Bancorp, Inc. consists of:

     - 30,000,000 shares of common stock, $0.33 par value per share; and

     - 20,000,000 shares of preferred stock, no par value per share.

     Of the shares authorized, as of           , 2002,                shares of
common stock and no shares of preferred stock were issued and outstanding.

DESCRIPTION OF PREFERRED STOCK

     Under our Articles of Incorporation, our board of directors is authorized to issue up to 20,000,000 shares of preferred stock in one or more classes or series, and to establish from time to time a class or series of preferred stock with the following terms specified:

     - the number of shares to be included in the class or series;

     - the designation, powers, preferences and rights of the shares of the class or series; and

     - the qualifications, limitations or restrictions of such class or series.

     The creation of any class or series of preferred stock with conversion rights into common stock requires the approval of a majority of the outstanding stock entitled to vote.

     Prior to the issuance of any class or series of preferred stock, our board of directors will adopt resolutions creating and designating the class or series as a specific class or series of preferred stock and the resolutions will be filed in a Statement of Rights, Designations and Preferences with respect to those shares as an amendment to our Articles of Incorporation.

SERIES A PREFERRED STOCK

     This offering consists of                shares of Series A      %
Non-Cumulative Perpetual Preferred Stock. All of the shares of Series A Preferred Stock we are offering in this prospectus, when issued and sold, will be validly issued, fully paid and nonassessable. The Series A Preferred Stock has been structured as a perpetual non-cumulative preferred instrument in order to qualify as Tier 1 capital under regulatory capital guidelines. The relative rights and preferences of the Series A Preferred Stock have been fixed and determined by our board of directors and are contained in the Statement of Rights, filed as an exhibit to the registration statement of which this prospectus forms a part. The Statement of Rights is also available for inspection at our principal office. We encourage you to read the Statement of Rights as it, and not this prospectus, governs your rights under the Series A Preferred Stock.

     The following statements relating to the Series A Preferred Stock are summaries, do not purport to be complete and are qualified in their entirety by reference to the applicable provisions of our Articles of Incorporation and the Statement of Rights, designating the terms of the Series A Preferred Stock.

RANK

     The Series A Preferred Stock will, with respect to dividend rights and rights upon our liquidation, dissolution or winding up, rank:

     - senior to our common shares, and to all classes or series of equity securities issued by us which provide that the terms of the equity securities shall rank junior to the Series A Preferred Stock;

     - junior to all classes or series of equity securities issued by us which provide that the terms of the equity securities shall rank senior to the Series A Preferred Stock;

     - equally with all other classes or series of equity securities; and

     - junior to our subordinated debt, including capital notes and trust preferred securities.

     Because we are a financial holding company, the shares of Series A Preferred Stock will be effectively subordinated to all claims of the bank's depositors, as well as existing and future liabilities of our subsidiaries.

     The rights of holders of the Series A Preferred Stock may be adversely affected by the rights of holders of any shares of preferred stock that may be issued in the future. Our board of directors may cause shares of preferred stock to be issued in public or private transactions for any proper corporate purpose. Examples of proper corporate purposes include issuances to obtain additional financing in connection with acquisitions or otherwise, and issuances to our and our subsidiaries' officers, directors and employees pursuant to benefit plans or otherwise. Any changes to the rights of the holders of the Series A Preferred Stock or the creation of a class or series of preferred stock senior to the Series A Preferred Stock requires the approval of at least two-thirds of the outstanding shares of the Series A Preferred Stock. The creation of a class or series of preferred stock ranking equal to the Series A Preferred Stock requires the approval of at least a majority of the outstanding shares of Series A Preferred Stock.

     Holders of Series A Preferred Stock will not have any preemptive or subscription rights to acquire any other shares of our capital stock.

     Holders of the Series A Preferred Stock will be entitled to receive cash dividends, when and if declared by our board of directors out of funds legally
available for dividends. The stated annual dividend rate will be      % or
$          per share. Dividends will be payable to holders of record of Series A
Preferred Stock as they appear on our books, on the record dates fixed by our board of directors. Dividends on any shares of Series A Preferred Stock will be non-cumulative, but are currently expected to be declared quarterly for payment on January 31, April 30, July 31 and October 31 of each year. The first dividend payment will be prorated from the closing date of the offering to the first dividend payment date. Dividends declared will be paid to shareholders of record as of the last calendar day of the dividend declaration month unless such day is not a business day in which case the dividend will be paid on the preceding business day. If the board of directors does not declare a dividend during a quarter, it never has to be paid.

     We may not declare, pay or set apart for payment, cash, stock or non-stock dividends or make other payments on the common stock or any of our other stock ranking junior to the Series A Preferred Stock unless full dividends on all shares of Series A Preferred Stock have been paid or set apart for payment for the immediately preceding five dividend periods and for the current dividend period. Dividends may only be paid from legally available funds. No interest will be paid for or on account of any unpaid dividends.

RESTRICTIONS ON DIVIDENDS

     Our board of directors will not authorize, and we will not pay, any cash dividends on the Series A Preferred Stock or set aside funds for the payment of cash dividends if the terms of any of our agreements, including agreements relating to our indebtedness, prohibit that authorization, payment or setting aside of funds or if the authorization, payment or setting aside of funds is restricted or prohibited by law. The terms of our trust preferred securities prohibit the payment of cash dividends or the redemption of other securities if the trust preferred securities are in default or if payments have been deferred. We may in the future become a party to other agreements that restrict or prevent the payment of cash dividends on, or the purchase or redemption of, securities. The dividends on the Series A Preferred Stock are junior to the interest payments on our subordinated debt.

     If shares are issued ranking equal to or senior to the Series A Preferred Stock, we may be restricted from declaring, paying or setting apart for payment cash dividends on the Series A Preferred Stock unless full cash dividends on such other class or series of preferred stock has been paid.

VOTING RIGHTS

     The Series A Preferred Stock has no voting rights except as provided in the Statement of Rights, and except as required by the laws of the Commonwealth of Pennsylvania and the Listing Requirements of the American Stock Exchange. Specifically, the following voting rights are afforded the shares of Series A Preferred Stock:

     - If we fail to fully pay, or to declare and set apart for full payment, dividends on the shares of Series A Preferred Stock for six dividend periods (whether consecutive or not), the holders of the Series A Preferred Stock will acquire the right, acting as a separate class, to appoint 20% of the total number of directors (rounded to the next whole number) after giving effect to such appointment. In no event shall the number of directors appointed by the holders of Series A Preferred Stock be less than two. In addition, directors appointed by the holders of Series A Preferred Stock will constitute 20% of the total number of members of each of the committees of the board of directors.

     - These voting rights will continue until we have fully paid dividends on all outstanding shares of Series A Preferred Stock for at least six consecutive quarterly dividend periods. Provided the voting rights of all other holders of any other shares of our capital stock then having the right to vote for the election of directors due solely to our failure to pay dividends have also terminated, the terms of any directors appointed by the holders of Series A Preferred Stock will immediately terminate, and the number of our directors will be reduced by the number of such terminating directors. However, the holders of Series A Preferred Stock will regain these voting rights in the event of each and every time we subsequently fail to pay a quarterly dividend.

     - At any time the Series A Preferred Stock has rights to appoint directors, as described above, the following actions can only be taken with the approval of that number of directors otherwise required for such action, plus at least one director appointed by the holders of Series A Preferred Stock whose vote is not included in determining the approval in accordance with the otherwise required standard:

        - Any issuance of debt or equity securities by us or any bank subsidiary, provided that such approval is not required for (A) the issuance for cash of non-voting securities subordinate as to dividends and distributions, whether upon liquidation, dissolution, or otherwise, to the Series A Preferred Stock, or (B) borrowings in the ordinary course of business, not involving capital instruments, by a bank subsidiary;

        - Any merger, acquisition, or sale of all or substantially all of the assets involving us or any of our subsidiaries; or

        - Any grant of options, warrants or other rights to acquire our equity securities.

     - We will not, without the affirmative vote of the holders of at least two-thirds of the then outstanding shares of Series A Preferred Stock (a) create or increase the authorized number of shares of any class or series of stock having a preference as to dividends or distributions, whether upon liquidation, dissolution, or otherwise, that is senior to the shares of Series A Preferred Stock; or (b) change the preferences, qualifications, privileges, limitations, restrictions or special or relative rights granted to or imposed upon the shares of Series A Preferred Stock in any respect.

     - We will not, without the affirmative vote of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock, create or increase the authorized number of any shares of any class or series of stock having a preference as to dividends or distributions, whether upon liquidation, dissolution, or otherwise, that is equal to the shares of Series A Preferred Stock.

     Certain Regulatory Issues Related to Voting Rights. Under Federal Reserve Board regulations, if the holders of shares of Series A Preferred Stock become entitled to vote for the election of directors as described above, the Series A Preferred Stock could be deemed a "class of voting securities." In this instance, a holder, other than a natural person, of 25% or more of the Series A Preferred Stock could then be subject to regulation as a bank holding company in accordance with the Bank Holding Company Act. A holder, other than a natural person, of 5% or more of the Series A Preferred Stock that otherwise exercises a "controlling influence" over the company could also be subject to regulation under the Bank Holding Company Act. In addition, at any time the Series A Preferred Stock is deemed a class of voting securities:

     - any other bank holding company may be required to obtain the approval of the Federal Reserve Board to acquire or retain 5% or more of the outstanding shares of Series A Preferred Stock; and

     - any person other than a bank holding company may be required to file with the Federal Reserve Board under the Change in Bank Control Act to acquire or retain 10% or more of such series.

REDEMPTION OF SHARES

     General.  You may not require us to redeem the Series A Preferred Stock.

     Discretionary Redemption by Premier Bancorp, Inc. We may redeem the shares of Series A Preferred Stock at our option, for cash, in whole or in part, after
  , 2007, or earlier in the event of a change of control, subject to regulatory restrictions and approval. The redemption prices will be the prices shown below, plus an amount equal to declared and unpaid dividends. Holders of Series A Preferred Stock have no right to require the redemption of shares of Series A Preferred Stock at any time.

DATE                                                           REDEMPTION PRICE
----                                                           ----------------
    , 2002 through     , 2003...............................       $25.625
    , 2003 through     , 2004...............................       $25.500
    , 2004 through     , 2005...............................       $25.375
    , 2005 through     , 2006...............................       $25.250
    , 2006 through     , 2007...............................       $25.125
On or after     , 2007......................................       $25.000

     A change of control means (i) any merger or consolidation of us with or into another company in which less than 50% of the outstanding shares of common stock of the surviving entity are held by shareholders who were, immediately prior to such transaction, our common shareholders, (ii) any acquisition of our common stock by any person or group as a result of which the acquiring person or group becomes the owner of more than 50% of our outstanding shares of common stock, or (iii) the sale of all or substantially all of our assets.

     If fewer than all of the outstanding shares of Series A Preferred Stock are redeemed, we will redeem such shares on a pro rata basis.

     We will mail a notice of any proposed redemption to the holders of record of the shares of Series A Preferred Stock to be redeemed, at their address of record, not less than 30 nor more than 60 days prior to the redemption date. The notice of redemption to each holder of shares of Series A Preferred Stock will specify the number of shares of Series A Preferred Stock to be redeemed, the redemption date and the redemption price payable to the holder upon redemption, and will state that from and after the redemption date dividends on those shares will cease. If we redeem less than all the shares owned by a holder, the notice will also specify the number of shares of Series A Preferred Stock of the holder that will be redeemed and the numbers of the certificates representing such shares. Any notice mailed in accordance with these procedures will be conclusively presumed to have been properly given, whether or not the shareholder receives this notice. Our failure to give this notice by mail, or any defect in the notice, to the holders of any shares designated for redemption will not affect the validity of the proceedings for the redemption of any other shares of Series A Preferred Stock.

     If the redemption notice is properly mailed and we pay the redemption price, from and after the redemption date, all cash dividends on the shares of Series A Preferred Stock called for redemption will cease and all rights of the holders of the shares being redeemed as our shareholders will cease on the redemption date. Holders will retain the right to receive the redemption price upon presentation of their stock certificates. If we redeem less than all the shares represented by any certificate, our transfer agent will issue, without cost to the holder, a new certificate representing the unredeemed shares.

     After the redemption of any shares of the Series A Preferred Stock, the redeemed shares will have the status of authorized but unissued shares of preferred stock, without designation as to class or series, until these shares are once more designated as part of a particular class or series by our board of directors.

     Discretionary Redemption Upon Request of the Holder. The Series A Preferred Stock is not redeemable at the option of the holder. If, however, we receive an unsolicited written request for redemption of shares from any holder, we may, from time to time, in our sole discretion, subject to regulatory restrictions and subject to the limitations described below, consider redemption of these shares by tender, in privately negotiated transactions or otherwise.

     Certain Regulatory Considerations Affecting Redemptions. Under current regulations, we may not redeem the Series A Preferred Stock without the prior approval of the Federal Reserve Board. Generally, the Federal Reserve Board will not permit redemption unless:

     - the shares are redeemed with the proceeds of a sale of Tier 1 qualifying securities, including common stock or perpetual preferred stock; or

     - the Federal Reserve Board determines that our condition and circumstances warrant the reduction of a source of permanent capital.

     We cannot assure you that our financial condition will allow us to exercise our discretion to accept any request for redemption of Series A Preferred Stock. We will not redeem any Series A Preferred Stock tendered for redemption:

     - if to do so would, in the opinion of management, be unsafe or unsound in light of our financial condition, including our liquidity position;

     - if payment of interest or principal on any of our outstanding instruments of indebtedness is in arrears or in default; or

     - if payment of any cash dividend on shares of any of our stock ranking at least equal with the Series A Preferred Stock is in arrears as to cash dividends.

LIQUIDATION RIGHTS

     If any voluntary or involuntary liquidation, dissolution or winding up of Premier Bancorp, Inc. occurs, the holders of Series A Preferred Stock will be entitled to receive liquidating distributions, in the amount of $25.00 per share, plus an amount equal to declared and unpaid dividends. Any liquidating distributions will be paid out of our assets available for distribution to shareholders, before any distribution of assets is made to holders of common stock or any of our other capital stock ranking, upon liquidation, junior to the Series A Preferred Stock. The Series A Preferred Stock is junior in liquidation rights to our outstanding liabilities, including our deposit obligation, notes, subordinated debt, and trust preferred securities.

     The voluntary sale, lease or conveyance of all or substantially all of our property or assets to, or our consolidation or merger with, any other corporation will not be deemed to be a liquidation, dissolution or winding up. If the aggregate liquidation preference payable with respect to the Series A Preferred Stock, and any other shares of our capital stock ranking equally with the Series A Preferred Stock with respect to liquidation, are not paid in full upon any voluntary or involuntary liquidation, dissolution or winding up, then the holders of Series A Preferred Stock and of these other shares will share ratably in any distribution of assets in proportion to the full respective preferential amounts they are entitled to receive.

After payment of the full amount of the liquidating distribution they are entitled to receive, the holders of Series A Preferred Stock will not be entitled to any further participation in any distribution of our assets.

EXCHANGE LISTING

     We have applied to list the Series A Preferred Stock on the AMEX under the symbol "PPA.Pr.A". However, we cannot assure you that an independent public market will develop for the Series A Preferred Stock. If a market does develop, we cannot predict the trading price of the Series A Preferred Stock in that market and the Series A Preferred Stock could trade below its initial issue price of $25.00 per share.

CONVERSION PROVISIONS

     The Series A Preferred Stock is not convertible into or exchangeable for any of our other property or securities.

TRANSFER AGENT AND REGISTRAR

     Registrar and Transfer Company acts as the transfer agent and registrar for all of our capital stock, including the Series A Preferred Stock.

                        FEDERAL INCOME TAX CONSEQUENCES

GENERAL

     The following discussion summarizes the U.S. federal income tax consequences of dividends paid on the Series A Preferred Stock and is based upon the Internal Revenue Code of 1986, existing Treasury Department regulations, current published administrative positions of the Internal Revenue Service contained in revenue rulings, revenue procedures and notes and existing judicial decisions. We cannot assure you that legislative or administrative changes or court decisions may not be forthcoming that could significantly modify the statements in this discussion. Any of these changes may or may not be retroactive with respect to transactions effected prior to the date of the changes. We have not requested, and will not request, an opinion of counsel or a ruling from the IRS regarding any of the U.S. federal income tax consequences described below. As a result, we cannot assure you that the IRS will not disagree with or challenge any of the conclusions contained in this prospectus.

     This discussion does not include all of the U.S. federal income tax considerations that may be relevant to you. You are urged to consult your own tax advisors regarding the application of U.S. federal income tax laws to your particular situation, as well as the application of the laws of any state, local or foreign taxing jurisdiction.

     Dividends paid to the holders of Series A Preferred Stock may or may not be taxable depending, in part, on the extent to which they are made out of our current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. In any case, dividends paid with respect to the Series A Preferred Stock may be eligible for the dividends received deduction if held by corporations, as discussed below.

     To the extent, if any, that dividends paid by us to the holders of Series A Preferred Stock exceed our current and accumulated earnings and profits, these dividends will be treated first as a tax-free return of capital, reducing the holder's basis in the Series A Preferred Stock, but not below zero, and thereafter, as capital gains, or ordinary gains if the Series A Preferred Stock is not held by the holder as a capital asset.

     We are currently unable to predict the character of our dividends, if any, for future years, but as required by the tax code, will report annually to our shareholders regarding the tax character of the prior year's dividends.

     Your individual tax circumstances are unique. Accordingly, you are advised to consult your own tax advisor with respect to the income tax treatment of any dividend made on the Series A Preferred Stock.

     Cash dividends paid with respect to the Series A Preferred Stock, whether deemed to be dividends, return of capital, or capital gains for U.S. federal income tax purposes, will result in the same federal income tax consequences to Premier Bancorp, Inc. as other payments of dividends. These dividends are not deductible by Premier Bancorp, Inc. under current tax law. Additionally, dividends to foreign taxpayers are subject to special rules not discussed in this prospectus.

TAX-EXEMPT PLANS

     Holders of Series A Preferred Stock that are tax-exempt pension or profit sharing plans may be entitled to exclude cash dividends received on the Series A Preferred Stock from the calculation of unrelated business taxable income.

CORPORATE HOLDERS

     Certain corporate holders of Series A Preferred Stock may exclude 70% of the dividends received on the Series A Preferred Stock. This percentage may be increased to 80% if the corporate shareholder owns at least 20% of the stock of the issuer, as measured by voting power or fair market value.

     In order to qualify for the exclusion, with regard to any particular dividend, a corporate shareholder must have owned the Series A Preferred Stock for at least 45 days during the 90-day period commencing

45 days prior to the ex-dividend date of the Series A Preferred Stock. For purposes of the foregoing, a corporation will not be deemed to hold the stock for any period during which that corporation has the option to sell the stock or is otherwise protected from the risk of loss regarding the stock.

     The dividends-received deduction will be reduced with respect to debt-financed portfolio stock. In general, any stock is portfolio stock unless the holder owns at least 50% of the stock of the issuing corporation. Portfolio stock is debt-financed if any indebtedness is directly attributable to the investment in such stock.

     The ability to exclude dividends with respect to the Series A Preferred Stock depends, in addition to the foregoing, on the treatment of the Series A Preferred Stock as debt for federal income tax purposes. We believe that the Series A Preferred Stock will be treated as stock, rather than debt, for federal income tax purposes.

                                  UNDERWRITING

     We are offering the shares of Series A      % Non-Cumulative Perpetual
Preferred Stock described in this prospectus through Boenning & Scattergood, Inc. Subject to the terms and conditions of the underwriting agreement, which is filed as an exhibit to the registration statement that includes this prospectus, we have agreed to sell to Boenning & Scattergood, Inc., and Boenning &
Scattergood, Inc. has agreed to purchase,           shares of Series A Preferred
Stock at the public offering prices, less the underwriting discount listed on the cover page of this prospectus.

     The underwriting agreement is subject to a number of terms and conditions and provides that Boenning & Scattergood, Inc. must buy all of the shares if it buys any of them. Boenning & Scattergood, Inc. will sell the shares to the public when and if it buys the shares from us. The Series A Preferred Stock is offered subject to a number of conditions, including:

     - receipt and acceptance of the Series A Preferred Stock by Boenning & Scattergood, Inc.; and

     - the right on the part of Boenning & Scattergood, Inc. to reject orders in whole or in part.

     Boenning & Scattergood, Inc. will initially offer the shares to the public at the price per share shown on the cover page of this prospectus and to certain
dealers at such price less a concession not in excess of $     per share.
Boenning & Scattergood, Inc. may also allow, and any other dealers may reallow,
a concession of not more than $     per share to certain other dealers. After
the public offering of the Series A Preferred Stock is complete, if all of the shares are not sold at the public offering price, Boenning & Scattergood, Inc. may change the public offering price and the other selling terms. No change in the selling terms will vary the proceeds to be received by us as specified on the cover page of this prospectus.

     We have granted Boenning & Scattergood, Inc. an option to buy up to additional shares of Series A Preferred Stock, at the same price per share as the public offering price, less the underwriting discount shown on the cover page of this prospectus. Boenning & Scattergood, Inc. may exercise this option at any time within 30 days after the date of this prospectus only to cover over-allotments in the sale of the shares of Series A Preferred Stock offered by this prospectus.

     The following table shows the per share and total underwriting discounts and commissions to be paid to Boenning & Scattergood, Inc. The underwriting discounts and commissions are equal to the public offering price per share less the amount paid to us. These amounts are shown assuming no exercise and full exercise of the underwriter's over-allotment option to purchase additional shares.

                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per share underwriting discounts and commissions............   $              $
Total underwriting discounts and commissions to be paid by
  us........................................................   $              $

     The expenses of the offering, not including underwriting discounts and
commissions, are estimated to be approximately $          and will be paid by
us. These expenses include the SEC filing fee, printing expenses, certain documented expenses of Boenning & Scattergood, Inc., and transfer agent, registration and other miscellaneous fees.

     In connection with this offering and in compliance with applicable securities laws, Boenning & Scattergood, Inc., may purchase and sell shares of Series A Preferred Stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Series A Preferred Stock in excess of the number of shares to be purchased by Boenning & Scattergood, Inc. in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Series A Preferred Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of Series A Preferred Stock made for the purpose of preventing or retarding a decline in the market price of the Series A Preferred Stock while the offering is in progress.

     Any of these activities may cause the price of the Series A Preferred Stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the AMEX, or otherwise and, if commenced, may be discontinued at any time.

     We have agreed to indemnify Boenning & Scattergood, Inc. against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriter may be required to make in respect of any of those liabilities.


     We have also agreed to pay Boenning & Scattergood, Inc. a fee of $75,000 for the performance of certain financial advisory services relating to, among other things, our consideration of certain capital raising alternatives.


                                 LEGAL MATTERS

     The legality of the preferred stock being issued pursuant to this prospectus has been passed upon for Premier Bancorp, Inc. by the law firm of Shumaker Williams, P.C., Camp Hill, Pennsylvania.

     Certain legal matters pertaining to the underwriter have been passed upon for Boenning & Scattergood, Inc. by the law firm of Pepper Hamilton LLP.

                                    EXPERTS

     The consolidated financial statements of Premier Bancorp, Inc. and subsidiaries at December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     Our common stock is registered under Section 12(b) of the Securities Exchange Act of 1934 and is traded on the American Stock Exchange under the trading symbol "PPA". We are subject to the informational requirements of the Exchange Act and, accordingly, file reports, proxy statements and other information with the Securities and Exchange Commission. The reports, proxy statements and other information filed with the SEC are available for inspection and copying at the SEC's Public Reference Room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We are an electronic filer with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC's Internet site address is http://www.sec.gov. Our Internet site address is http://www.premierbankonline.com. You may also inspect materials and other information concerning us at the offices of the American Stock Exchange, Inc. at 86 Trinity Place, New York, New York 10006. The American Stock Exchange's Internet site address is http://www.amex.com.

     We have filed with the SEC a registration statement on Form S-2 under the Securities Act with respect to the preferred stock offered by this prospectus. This prospectus does not contain all of the information contained in the registration statement, as permitted by the SEC's rules and regulations.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     We "incorporate by reference" into this prospectus the information in documents we file with the Securities and Exchange Commission which means that we can disclose important information to you through these documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference and some information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below which have been filed with the registration statement to which this prospectus is a part. Our SEC File Number is 1-15513.

     - Annual Report on Form 10-KSB for the year ended December 31, 2001;

     - Definitive Proxy Statement on Schedule 14A filed on February 27, 2002 in connection with Premier's special meeting of shareholders held March 28, 2002;


     - Definitive Proxy Statement on Schedule 14A filed on March 29, 2002 in connection with Premier's annual meeting of shareholders held May 9, 2002;



     - Form 8-A12B/A filed on May 9, 2002; and



     - Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.


     We also incorporate by reference any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing of the registration statement that contains this prospectus and before the time that all of the securities offered in this prospectus are sold.

     Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     We will provide without charge to each person, including to whom a prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been referenced in this prospectus other than exhibits to these documents. Requests for these copies should be directed to John C. Soffronoff, President and Chief Executive Officer, Premier Bancorp, Inc., 379 North Main Street, Doylestown, Pennsylvania 18901, telephone number
(215) 345-5100.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Premier Bancorp, Inc. and Subsidiaries Consolidated
  Financial Statements
Independent Auditors' Report................................  F-2
Consolidated Balance Sheets for the period ended March 31,
  2002 (unaudited), December 31, 2001 and 2000..............  F-3
Consolidated Statements of Operations for the three months
  ended March 31, 2002 and 2001 (unaudited) and for the year ended December 31, 2001, 2000 and 1999....................  F-4
Consolidated Statements of Shareholders' Equity and
  Comprehensive Income (Loss) for the year ended December
  31, 2001, 2000 and 1999...................................  F-5
Consolidated Statements of Shareholders' Equity and
  Comprehensive Income (Loss) for the three months ended
  March 31, 2002............................................  F-6
Consolidated Statements of Cash Flows for the three months
  ended March 31, 2002 and 2001 and for the year ended
  December 31, 2001, 2000 and 1999..........................  F-7
Notes to Consolidated Financial Statements..................  F-9

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Premier Bancorp, Inc.:

     We have audited the accompanying consolidated balance sheets of Premier Bancorp, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Premier Bancorp, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

[KPMG SIGNATURE LOGO]

February 11, 2002
Philadelphia, Pennsylvania

                             PREMIER BANCORP, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                               MARCH 31,       DECEMBER 31,
                                                                 2002       -------------------
                                                              (UNAUDITED)     2001       2000
                                                              -----------   --------   --------
                                                                       (IN THOUSANDS)
ASSETS:
Cash and due from banks.....................................   $ 16,864     $ 14,383   $  7,970
Short-term investments......................................     25,176       14,137         --
Interest-bearing deposits...................................      1,198        1,084         56
                                                               --------     --------   --------
Cash and cash equivalents...................................     43,238       29,604      8,026
Investment securities:
  Held to maturity (fair value $500 in 2002, $500 in 2001
     and $5,912 in 2000)....................................        500          500      6,026
  Available for sale (amortized cost $101,962 in 2002,
     $102,399 in 2001 and $99,548 in 2000)..................     97,646       97,851     94,573
Loans held for sale.........................................        479          127         --
Loans receivable (net of allowance for loan losses of $4,102
  in 2002, $3,817 in 2001 and $3,032 in 2000)...............    334,154      310,876    235,552
Other real estate owned, net................................        475          475        252
Premises and equipment......................................      4,511        4,598      4,853
Accrued interest receivable.................................      2,813        2,939      2,517
Deferred taxes..............................................      2,808        2,887      2,703
Other assets................................................      1,033          712        699
                                                               --------     --------   --------
Total assets................................................   $487,657     $450,569   $355,201
                                                               ========     ========   ========
LIABILITIES, MINORITY INTEREST IN SUBSIDIARY AND
  SHAREHOLDERS' EQUITY:
Deposits....................................................   $391,244     $358,282   $303,293
Borrowings..................................................     52,233       49,605     14,404
Accrued interest payable....................................      3,757        4,554      4,127
Other liabilities...........................................      6,095        5,019      5,422
Subordinated debt...........................................      3,500        3,500      1,500
                                                               --------     --------   --------
Total liabilities...........................................    456,829      420,960    328,746
Corporation-obligated mandatorily redeemable capital
  securities of subsidiary trust holding solely junior
  subordinated debentures of the corporation................     10,000       10,000     10,000
Commitments and contingencies (Note 16)
SHAREHOLDERS' EQUITY:
Preferred stock -- no par value; 20,000,000 shares
  authorized; none issued and outstanding...................         --           --         --
Common stock -- $0.33 par value; 30,000,000 shares
  authorized; issued and outstanding 3,367,466 at March 31,
  2002 (Unaudited), 3,242,215 at December 31, 2001 and
  3,105,248 at December 31, 2000............................      1,111        1,070      1,025
Additional paid-in capital..................................     12,308       12,085     11,792
Retained earnings...........................................     10,257        9,455      6,921
Accumulated other comprehensive loss........................     (2,848)      (3,001)    (3,283)
                                                               --------     --------   --------
Total shareholders' equity..................................     20,828       19,609     16,455
                                                               --------     --------   --------
Total liabilities, minority interest in subsidiary and
  shareholders' equity......................................   $487,657     $450,569   $355,201
                                                               ========     ========   ========

   The accompanying notes are an integral part of the consolidated financial statements.

                             PREMIER BANCORP, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                   FOR THE THREE MONTHS
                                                      ENDED MARCH 31,
                                                        (UNAUDITED)           FOR THE YEAR ENDED DECEMBER 31,
                                                  -----------------------   ------------------------------------
                                                     2002         2001         2001         2000         1999
                                                  ----------   ----------   ----------   ----------   ----------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INTEREST INCOME:
  Loans.........................................  $    5,992   $    5,269   $   22,468   $   18,954   $   14,497
  Short-term investments and interest-bearing
     deposits...................................         103          143          403          499          134
  Investments:
     Taxable....................................       1,222        1,400        5,807        6,356        6,338
     Tax-exempt.................................         247          202          973          884          960
                                                  ----------   ----------   ----------   ----------   ----------
Total interest income...........................       7,564        7,014       29,651       26,693       21,929
INTEREST EXPENSE:
  Deposits......................................       3,327        3,889       14,820       12,854        8,822
  Borrowings....................................         519          219        1,805        2,440        2,598
                                                  ----------   ----------   ----------   ----------   ----------
Total interest expense..........................       3,846        4,108       16,625       15,294       11,420
                                                  ----------   ----------   ----------   ----------   ----------
Net interest income.............................       3,718        2,906       13,026       11,399       10,509
Provision for loan losses.......................         285          100          818          528          719
                                                  ----------   ----------   ----------   ----------   ----------
Net interest income after provision.............       3,433        2,806       12,208       10,871        9,790
NON-INTEREST INCOME:
  Service charges and other deposit-related
     fees.......................................          94           69          380          287          194
  Gain (loss), net, on sale of investment
     securities available for sale..............         (38)         (36)          13            3         (151)
  Loss on sale of other real estate owned.......          --           --          (17)          --           --
  Gain on sale of loans held for sale...........          13            5           52           29           81
  Other fees....................................          67           68          166           --           --
                                                  ----------   ----------   ----------   ----------   ----------
Total non-interest income.......................         136          106          594          319          124
NON-INTEREST EXPENSE:
  Salaries and employee benefits................       1,257        1,075        4,337        3,873        3,163
  Occupancy.....................................         200          196          767          641          433
  Data processing...............................         255          239          973          841          667
  Professional services.........................          64           80          323          377          264
  Marketing.....................................          66          121          424          484          306
  Minority interest in expense of subsidiary....         218          218          873          873          866
  Other.........................................         424          364        1,708        1,365        1,045
                                                  ----------   ----------   ----------   ----------   ----------
Total non-interest expense......................       2,484        2,293        9,405        8,454        6,744
                                                  ----------   ----------   ----------   ----------   ----------
Income before income tax........................       1,085          619        3,397        2,736        3,170
Income tax expense..............................         283          155          863          675          765
                                                  ----------   ----------   ----------   ----------   ----------
Net income......................................  $      802   $      464   $    2,534   $    2,061   $    2,405
                                                  ==========   ==========   ==========   ==========   ==========
EARNINGS PER COMMON SHARE:
  Basic.........................................  $     0.24   $     0.15   $     0.79   $     0.67   $     0.80
  Diluted.......................................  $     0.23   $     0.14   $     0.74   $     0.60   $     0.70
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING:
  Basic.........................................   3,277,115    3,172,708    3,212,537    3,097,450    3,016,893
  Diluted.......................................   3,429,582    3,366,671    3,442,369    3,422,832    3,423,430

   The accompanying notes are an integral part of the consolidated financial statements.

                             PREMIER BANCORP, INC.

              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND
                          COMPREHENSIVE INCOME (LOSS)

                                                          FOR THE YEAR ENDED DECEMBER 31, 2001, 2000 AND 1999
                                             ------------------------------------------------------------------------------
                                                                                               ACCUMULATED
                                                                      ADDITIONAL                  OTHER           TOTAL
                                             COMPREHENSIVE   COMMON    PAID-IN     RETAINED   COMPREHENSIVE   SHAREHOLDERS'
                                             INCOME (LOSS)   STOCK     CAPITAL     EARNINGS   INCOME (LOSS)      EQUITY
                                             -------------   ------   ----------   --------   -------------   -------------
                                                                             (IN THOUSANDS)
BALANCE AT DECEMBER 31, 1998...............                  $ 913     $ 8,798      $2,455       $  (399)        $11,767
Comprehensive income
  Net income...............................     $ 2,405         --          --       2,405            --           2,405
  Other comprehensive loss, net of tax
     Unrealized losses on investment
       securities available for sale.......      (4,567)        --          --          --            --              --
     Less: reclassification adjustment for
       losses included in net income.......          75         --          --          --            --              --
                                                -------
  Other comprehensive loss, net of tax.....      (4,492)        --          --          --        (4,492)         (4,492)
                                                -------
Comprehensive loss.........................     $(2,087)        --          --          --            --              --
                                                =======
Stock issued from stock offering...........                     96       2,754          --            --           2,850
Stock issued for options exercised.........                      7         110          --            --             117
                                                             ------    -------      ------       -------         -------
BALANCE AT DECEMBER 31, 1999...............                  $1,016    $11,662      $4,860       $(4,891)        $12,647
                                                             ======    =======      ======       =======         =======
Comprehensive income
  Net income...............................     $ 2,061         --          --       2,061            --           2,061
  Other comprehensive income, net of tax
     Unrealized gain on investment
       securities available for sale.......       1,610         --          --          --            --              --
     Less: reclassification adjustment for
       gains included in net income........          (2)        --          --          --            --              --
                                                -------
  Other comprehensive income...............       1,608         --          --          --         1,608           1,608
                                                -------
Comprehensive income.......................     $ 3,669         --          --          --            --              --
                                                =======
Stock issued for options exercised.........                      9         130          --            --             139
                                                             ------    -------      ------       -------         -------
BALANCE AT DECEMBER 31, 2000...............                  $1,025    $11,792      $6,921       $(3,283)        $16,455
                                                             ======    =======      ======       =======         =======
Comprehensive income
  Net income...............................     $ 2,534         --          --       2,534            --           2,534
  Other comprehensive income, net of tax
     Unrealized gain on investment
       securities available for sale.......         291         --          --          --            --              --
     Less: reclassification adjustment for
       gains included in net income........          (9)        --          --          --            --              --
                                                -------
  Other comprehensive income...............         282         --          --          --           282             282
                                                -------
Comprehensive income.......................     $ 2,816         --          --          --            --              --
                                                =======
Stock issued for options exercised.........                     45         293          --            --             338
                                                             ------    -------      ------       -------         -------
BALANCE AT DECEMBER 31, 2001...............                  $1,070    $12,085      $9,455       $(3,001)        $19,609
                                                             ======    =======      ======       =======         =======

   The accompanying notes are an integral part of the consolidated financial statements.

                             PREMIER BANCORP, INC.

              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND
                          COMPREHENSIVE INCOME (LOSS)

                                                            FOR THE THREE MONTHS ENDED MARCH 31, 2002
                                                                           (UNAUDITED)
                                          ------------------------------------------------------------------------------
                                                                                            ACCUMULATED
                                                                                               OTHER
                                          COMPREHENSIVE            ADDITIONAL              COMPREHENSIVE       TOTAL
                                             INCOME       COMMON    PAID-IN     RETAINED      INCOME       SHAREHOLDERS'
                                             (LOSS)       STOCK     CAPITAL     EARNINGS      (LOSS)          EQUITY
                                          -------------   ------   ----------   --------   -------------   -------------
                                                                          (IN THOUSANDS)
BALANCE AT DECEMBER 31, 2001............                  $1,070    $12,085     $ 9,455       $(3,001)        $19,609
Comprehensive income
  Net income............................      $802           --          --         802            --             802
  Other comprehensive income, net of tax
     Unrealized gain on investment
       securities available for sale....       128           --          --          --            --              --
     Less: reclassification adjustment
       for gains included in net
       income...........................        25           --          --          --            --              --
  Other comprehensive income............       153           --          --          --           153             153
                                              ----
Comprehensive income....................      $955           --          --          --            --              --
                                              ====
Stock issued for options exercised......                     41         223                                       264
                                                          ------    -------     -------       -------         -------
BALANCE AT MARCH 31, 2002...............                  $1,111    $12,308     $10,257       $(2,848)        $20,828
                                                          ======    =======     =======       =======         =======

   The accompanying notes are an integral part of the consolidated financial statements.

                             PREMIER BANCORP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                        FOR THE THREE MONTHS
                                                           ENDED MARCH 31,
                                                             (UNAUDITED)         FOR THE YEAR ENDED DECEMBER 31,
                                                        ---------------------   ---------------------------------
                                                          2002        2001        2001        2000        1999
                                                        ---------   ---------   ---------   ---------   ---------
                                                                             (IN THOUSANDS)
OPERATING ACTIVITIES:
  Net income..........................................  $    802    $    464    $  2,534    $  2,061    $  2,405
  Adjustments to reconcile net income to cash provided
     by (used in) operating activities:
     Depreciation expense.............................       120         134         515         459         351
     Provision for loan losses........................       285         100         818         528         719
     Writedowns and losses on sale of real estate
       owned..........................................        --          --          17          --          --
     Write-off of capitalized costs...................        --          --          --          68          --
     (Accretion) amortization of premiums and
       discounts on investment securities held to
       maturity.......................................        --          --          (2)          7          11
     Amortization of premiums and discounts on
       investment securities available for sale.......        36          40         173         120         135
     Loss (gain) on sales of investment securities
       available for sale.............................        38          36         (13)         (3)        151
     Gain on sales of loans held for sale.............       (13)         (5)        (52)        (29)        (81)
     Originations of loans held for sale..............    (2,390)     (1,087)     (8,702)     (4,727)     (9,421)
     Proceeds from sales of loans held for sale.......     2,051         827       8,627       4,756      11,129
     Decrease (increase) in accrued interest
       receivable.....................................       126        (280)       (422)       (343)       (389)
     Increase in deferred tax asset...................        --          --        (329)       (188)       (203)
     (Increase) decrease in other assets..............      (321)       (980)        (13)         69         (31)
     Increase in deferred loan fees...................       227          48         512         269         149
     (Decrease) increase in accrued interest
       payable........................................      (797)        373         427       1,763         833
     Increase (decrease) in other liabilities.........     1,090      (1,840)       (355)      3,354      (1,013)
                                                        --------    --------    --------    --------    --------
Net cash provided by (used in) operating activities...     1,254      (2,170)      3,735       8,164       4,745
                                                        --------    --------    --------    --------    --------
INVESTING ACTIVITIES:
  Proceeds from sales of investment securities
     available for sale...............................    16,230      11,243      29,569       5,474      19,716
  Repayment of investment securities available for
     sale.............................................     3,488       1,706      11,420       5,757       4,517
  Purchases of investment securities available for
     sale.............................................   (19,355)     (5,958)    (44,000)     (6,410)    (34,512)
  Repayment of investment securities held to
     maturity.........................................        --         369       5,528         848         599
  Purchases of investment securities held to
     maturity.........................................        --          --          --          --      (1,999)
  Net increase in loans receivable....................   (23,790)    (10,322)    (77,129)    (40,480)    (59,754)
  Proceeds from sales of other real estate owned......        --          --         235          --       1,064
  Purchases of premises and equipment.................       (33)        (95)       (260)     (1,573)     (2,520)
                                                        --------    --------    --------    --------    --------
Net cash used in investing activities.................   (23,460)     (3,057)    (74,637)    (36,384)    (72,889)
                                                        --------    --------    --------    --------    --------

   The accompanying notes are an integral part of the consolidated financial statements.

                             PREMIER BANCORP, INC.

                                                        FOR THE THREE MONTHS
                                                           ENDED MARCH 31,
                                                             (UNAUDITED)         FOR THE YEAR ENDED DECEMBER 31,
                                                        ---------------------   ---------------------------------
                                                          2002        2001        2001        2000        1999
                                                        ---------   ---------   ---------   ---------   ---------
                                                                             (IN THOUSANDS)
FINANCING ACTIVITIES:
  Net increase in deposits............................    32,962      11,118      54,989      65,812      46,255
  Net increase (decrease) in borrowings less than 90
     days.............................................     2,628       1,692       5,201     (28,133)     27,601
  Proceeds from borrowings greater than 90 days.......        --          --      30,000          --      10,000
  Repayment of borrowings greater than 90 days........        --          --          --     (10,000)    (15,000)
  Proceeds from subordinated debt.....................        --          --       2,000          --       2,850
  Proceeds from exercised stock options...............       250         241         290          76          29
                                                        --------    --------    --------    --------    --------
Net cash provided by financing activities.............    35,840      13,051      92,480      27,755      71,735
                                                        --------    --------    --------    --------    --------
Increase (decrease) in cash and cash equivalents......    13,634       7,824      21,578        (465)      3,591
CASH AND CASH EQUIVALENTS:
  Beginning of period.................................    29,604       8,026       8,026       8,491       4,900
                                                        --------    --------    --------    --------    --------
  End of period.......................................  $ 43,238    $ 15,850    $ 29,604    $  8,026    $  8,491
                                                        ========    ========    ========    ========    ========
SUPPLEMENTAL DISCLOSURES:
  Cash payments for:
  Interest expense....................................  $  4,643    $  3,735    $ 16,198    $ 13,531    $ 10,587
  Taxes...............................................       650          50         470         660       1,075
SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:
  Change in the estimated fair value of investment
     securities available for sale....................  $    232    $    741    $    427    $  2,435    $ (6,805)
  Change in deferred tax asset related to investment
     securities available for sale....................       (79)       (252)       (145)       (827)      2,313
  Tax effect of exercised stock options...............        14         165          48          63          89
  Transfer of loans to other real estate owned........        --          --         475         252         864

   The accompanying notes are an integral part of the consolidated financial statements.

                             PREMIER BANCORP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BUSINESS

     Premier Bancorp, Inc. (PBI) is a Pennsylvania business corporation and a registered financial holding company headquartered in Doylestown, Bucks County, Pennsylvania. PBI was incorporated on July 15, 1997 and reorganized on November 17, 1997 as the one-bank holding company of Premier Bank. PBI's primary business is the operation of its wholly owned subsidiary, Premier Bank, which is managed as a single business segment.

     Premier Bank provides a full range of banking services to individual and corporate customers through its branch office network located in Bucks, Montgomery and Northampton Counties in Pennsylvania. Premier Bank is a Pennsylvania chartered commercial bank and member of the Federal Reserve Bank of Philadelphia and the Federal Deposit Insurance Corporation. Premier Bank competes with other financial institutions and other financial services companies with respect to services offered and customers.

     Both PBI and Premier Bank are regulated by certain federal and state agencies and are periodically examined by them.

  BASIS OF FINANCIAL STATEMENT PRESENTATION

     The consolidated financial statements include the accounts of PBI and its wholly owned subsidiaries: Premier Bank, PBI Capital Trust, Lenders Abstract, LLC and Premier Bank Insurance Services, LLC. These statements were prepared in accordance with accounting principles generally accepted in the United States of America as applied to the banking industry. All significant intercompany accounts and transactions were eliminated in the consolidated financial statements. Certain previously reported amounts were reclassified to conform to current presentation standards.

  USE OF ESTIMATES

     In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Material estimates that are particularly susceptible to significant change in the near term include the determination of the allowance for loan losses.

  INVESTMENT SECURITIES

     Debt and equity securities are classified as either held to maturity (HTM), trading or as available for sale (AFS). Investments are classified as securities HTM if there is a positive intent and ability to hold to maturity. Securities HTM are reported at amortized cost. Investment securities that are not HTM or held for trading purposes are classified as securities AFS. Securities AFS are reported at fair value, with unrealized gains and losses, net of tax, excluded from earnings and reported as a separate component of shareholders' equity. PBI and its subsidiaries do not engage in any trading activities. The appropriate classification of securities is determined at the time of purchase.

     Securities AFS include securities that are intended to be used as part of PBI's asset/liability management strategy and that may be sold in response to changes in market interest rates and related changes in the securities' prepayment risk or to meet liquidity needs. The majority of the investment portfolio is classified as available for sale.

     Premiums and discounts on debt securities are recognized in interest income using a constant yield method. Gains and losses on sales of investment securities are computed on the specific identification basis and included in non-interest income based on trade date.

                             PREMIER BANCORP, INC.

     Equity securities are limited to stocks owned in the Federal Reserve Bank, the Federal Home Loan Bank of Pittsburgh (FHLB) and the Atlantic Central Bankers Bank, a correspondent bank. These securities are reported at cost, which approximates liquidation value.

  LOANS

     Loans are stated at the principal amount outstanding, net of deferred loan fees and costs. Interest income is accrued on the principal amount outstanding. Loan origination fees and related direct costs are deferred and amortized to income over the term of the respective loan and loan commitment period as a yield adjustment.

     Non-accrual loans are those on which the accrual of interest has stopped. Non-consumer loans are generally placed on non-accrual status if it is believed that collection is doubtful, or when principal or interest is past due 90 days or more. Interest accrued, but not collected at the date a loan is placed on non-accrual status, is reversed and charged against interest income. Subsequent cash receipts are recorded as either a reduction of outstanding principal or as interest income depending on management's assessment of the ultimate collectibility of principal and interest. Loans are returned to accrual status when the borrower's ability to make periodic principal and interest payments returns to normal (i.e., brought current with respect to principal and interest or restructured) and the paying capacity of the borrower and/or the underlying collateral is deemed sufficient to cover principal and interest. Consumer loans are not automatically placed on non-accrual status when principal or interest payments are 90 days past due. Instead, most consumer loans are charged-off when deemed uncollectible or after reaching 120 days past due.

     Impaired loans are measured based on the present value of expected future discounted cash flows, the market price of the loan or the fair value of the underlying collateral if the loan is collateral dependent. Interest income is recognized on impaired loans in the same manner as for non-accrual loans discussed above.

  LOANS HELD FOR SALE

     Residential mortgages held for sale are carried at the lower of aggregate cost or market value. Gains and losses on residential mortgages held for sale are included in non-interest income. Servicing rights are released to purchasers when the loans are sold.

  ALLOWANCE FOR LOAN LOSSES

     The allowance for loan losses reflects management's best estimate of losses, both known and inherent, in the existing loan portfolio. Management's judgment is based on the evaluation of individual loans, past experience, the assessment of current economic conditions, and other relevant factors. The provision for loan losses charged to operating expenses represents the amount necessary to maintain an appropriate allowance. Loan losses are charged directly against the allowance for loan losses when loans are deemed to be uncollectible. Recoveries on previously charged-off loans are added to the allowance when received.

     Estimates are used to determine the allowance for loan losses. A variety of factors are considered in establishing these estimates including current economic conditions, diversification of the loan portfolio, delinquency statistics, borrowers' perceived financial and managerial strengths, the adequacy of underlying collateral, if collateral dependent, or present value of future cash flows, and other relevant factors. In addition, regulatory authorities, as an integral part of their examinations, periodically review the allowance for loan losses. They may require additions to the allowance based upon their judgment and information available to them at the time of examination.

                             PREMIER BANCORP, INC.

  PREMISES AND EQUIPMENT

     Premises and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the assets as follows: buildings -- 15 to 40 years; leasehold improvements -- lesser of the useful life or lease term; equipment -- 5 to 10 years; and software -- 3 years. Expenditures for maintenance and repairs are charged to operations as incurred. Gains or losses on the sale of these assets are recorded when realized. Land is carried at cost.

  OTHER REAL ESTATE OWNED

     Other real estate owned consists of properties acquired through foreclosure proceedings or acceptance of a deed in lieu of foreclosure. Other real estate owned is reported at the lower of the carrying value of the loan or the fair value of the property, net of estimated selling costs. Costs relating to the development or improvement of properties are capitalized. Costs relating to the operation and maintenance of properties are expensed as incurred. Gains and losses are recorded through earnings when the property is sold.

  DERIVATIVE FINANCIAL INSTRUMENTS

     PBI and its subsidiaries have limited involvement with derivative financial instruments and currently use them only in relation to Premier Bank's Index Powered(SM) Certificate of Deposit (IPCD) product. The IPCD, which was introduced in the first quarter 2001, contains an embedded derivative feature that provides a potential return to the depositor based on a formula that is dependent on the return of the Standard & Poor's 500(R) Index. This innovative five year term deposit product allows the customer to receive a return that is based on an equity market index in place of a stated interest rate but, like other traditional certificates of deposit, is insured by the FDIC to the extent provided by law.

     Premier Bank entered into derivative contracts with the FHLB in order to offset the risks associated with the variable cost of the IPCD. Under the terms of these derivative contracts, Premier Bank will receive an amount equal to the amount to be paid to the IPCD depositor, in exchange for a periodic payment stream expressed as a rate of interest.

     The derivative contracts with the FHLB and the derivatives embedded in the IPCD are accounted for in accordance with Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended. Accordingly, PBI carries these derivatives at fair value in the Consolidated Balance Sheets and recognizes any changes in fair value in current period earnings.

  INCOME TAXES

     PBI files a consolidated federal income tax return. The asset and liability method, under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, is used to provide for income taxes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

  EARNINGS PER COMMON SHARE

     Basic earnings per common share is calculated using the weighted-average number of shares outstanding, after giving retroactive effect to the 5% common stock dividend declared on February 17, 2000 and paid on March 10, 2000. Diluted earnings per common share includes dilutive common stock

                             PREMIER BANCORP, INC.

equivalents as computed under the treasury stock method using average common stock prices for the respective period.

  STOCK OPTIONS

     PBI's stock option plan is accounted for in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations, as permitted by Statement No. 123, "Accounting for Stock-Based Compensation." Accordingly, compensation is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. Statement No. 123 requires entities that continue to apply the provisions of APB Opinion No. 25 to provide pro-forma net income and pro-forma earnings per share disclosures for stock option grants made in 1995 and subsequent years as if the fair value based method defined in Statement No. 123 had been applied. PBI elected to continue to apply the provisions of APB Opinion No. 25 and provides the pro-forma disclosure provisions of Statement No. 123.

  STATEMENT OF CASH FLOWS

     Cash and cash equivalents for purposes of this statement consist of cash and due from banks, short-term investments with an original term of 30 days or less, interest-bearing deposits, and overnight federal funds sold.

  RECENT ACCOUNTING PRONOUNCEMENTS

     Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

     In September 2000, the FASB issued Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Statement supercedes and replaces the guidance in Statement No. 125. It revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, although it carries over most of Statement No. 125's provisions without reconsideration. The Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. This Statement is to be applied prospectively with certain exceptions. Other than those exceptions, earlier or retroactive application of its accounting provisions is not permitted. There was no impact on earnings, financial condition, or equity upon adoption of Statement No. 140.

     Business Combinations

     In June 2001, the FASB issued Statement No. 141, "Business Combinations." The Statement addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, "Business Combinations," and FASB Statement No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." All business combinations in the scope of the Statement are to be accounted for using the purchase method.

     The provisions of the Statement apply to all business combinations initiated after June 30, 2001. The Statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. There was no impact on earnings, financial condition, or equity upon adoption of Statement No. 141.

                             PREMIER BANCORP, INC.

     Goodwill and Other Intangible Assets

     In June 2001, the FASB issued Statement No. 142, "Goodwill and Other Intangible Assets." The Statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. The Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements.

     The provisions of the Statement are required to be applied starting with fiscal years beginning after December 15, 2001, except that goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the nonamortization and amortization provisions of the Statement. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not previously been issued. The Statement is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. There was no impact on earnings, financial condition, or equity upon adoption of Statement No. 142 on January 1, 2002.

     Asset Retirement Obligations

     In June 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations." This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. As used in this Statement, a legal obligation is an obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract or by legal construction of a contract under the doctrine of promissory estoppel. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

     This Statement amends FASB Statement No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies," and it applies to all entities. It is effective for financial statements issued for fiscal years beginning after June 15, 2002. Earlier application is encouraged. There is no expected impact on earnings, financial condition, or equity upon adoption of Statement No. 143.

     Impairment or Disposal of Long-Lived Assets

     In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." However, the Statement retains the fundamental provisions of Statement No. 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale.

     This Statement supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. However, this Statement retains the requirement of Opinion 30 to report discontinued operations separately from continuing operations and extends that reporting to a component of

                             PREMIER BANCORP, INC.

an entity that either has been disposed of (by sale, by abandonment, or in distribution to owners) or is classified as held for sale. This Statement also amends ARB No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a temporarily controlled subsidiary.

     The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with earlier application encouraged. The provisions of this Statement generally are to be applied prospectively. There was no impact on earnings, financial condition, or equity upon adoption of Statement No. 144 on January 1, 2002.

NOTE 2 -- COMMON STOCK DIVIDEND

     On February 17, 2000, PBI declared a 5% common stock dividend to shareholders of record as of February 29, 2000 and paid on March 10, 2000. The number of common shares and earnings per common share amounts were restated to reflect this event as of the earliest date presented herein.

NOTE 3 -- CASH AND DUE FROM BANKS

     Premier Bank is required to maintain certain daily average reserve balances in accordance with Federal Reserve Board (FRB) requirements. The FRB reserve requirement was $6,268,000, $3,002,000 and $2,114,000 at March 31, 2002
(Unaudited), December 31, 2001 and December 31, 2000, respectively. In addition, Premier Bank was required to maintain $346,000 in cash reserves at its correspondent bank at each of the dates March 31, 2002 (Unaudited), December 31, 2001 and December 31, 2000.

NOTE 4 -- INVESTMENT SECURITIES

     The amortized cost and estimated fair value of investment securities at March 31, 2002 (Unaudited), December 31, 2001 and December 31, 2000 were as follows.

                                                           GROSS        GROSS      ESTIMATED
                                             AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                                               COST        GAINS        LOSSES       VALUE
                                             ---------   ----------   ----------   ---------
                                                             (IN THOUSANDS)
MARCH 31, 2002 (UNAUDITED)
HELD TO MATURITY:
Other debt securities......................  $    500       $ --       $    --      $   500
                                             --------       ----       -------      -------
Total investment securities held to
  maturity.................................  $    500       $ --       $    --      $   500
                                             ========       ====       =======      =======
AVAILABLE FOR SALE:
Mortgage-backed securities.................  $ 49,479       $171       $  (448)      49,202
Municipal securities.......................    18,125         50          (756)      17,419
Equity securities..........................     2,023         --            --        2,023
Corporate bonds............................    32,225         --        (3,333)      28,892
Other debt securities......................       110         --            --          110
                                             --------       ----       -------      -------
Total investment securities available for
  sale.....................................  $101,962       $221       $(4,537)     $97,646
                                             ========       ====       =======      =======

                             PREMIER BANCORP, INC.

                                                           GROSS        GROSS      ESTIMATED
                                             AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                                               COST        GAINS        LOSSES       VALUE
                                             ---------   ----------   ----------   ---------
                                                             (IN THOUSANDS)
DECEMBER 31, 2001
HELD TO MATURITY:
Other debt securities......................  $    500       $ --       $    --      $   500
                                             --------       ----       -------      -------
Total investment securities held to
  maturity.................................  $    500       $ --       $    --      $   500
                                             ========       ====       =======      =======
AVAILABLE FOR SALE:
Mortgage-backed securities.................  $ 43,286       $220       $  (141)     $43,365
Municipal securities.......................    20,796          3          (768)      20,031
Equity securities..........................     2,023         --            --        2,023
Corporate bonds............................    36,184         --        (3,862)      32,322
Other debt securities......................       110         --            --          110
                                             --------       ----       -------      -------
Total investment securities available for
  sale.....................................  $102,399       $223       $(4,771)     $97,851
                                             ========       ====       =======      =======
DECEMBER 31, 2000
HELD TO MATURITY:
Mortgage-backed securities.................  $    529       $ --       $    (5)     $   524
U.S. government agency obligations.........     4,997         --          (109)       4,888
Other debt securities......................       500         --            --          500
                                             --------       ----       -------      -------
Total investment securities held to
  maturity.................................  $  6,026       $ --       $  (114)     $ 5,912
                                             ========       ====       =======      =======
AVAILABLE FOR SALE:
Mortgage-backed securities.................  $ 45,764       $ 23       $  (645)     $45,142
U.S. government agency obligations.........     4,344         26            (7)       4,363
Municipal securities.......................    17,856         --          (564)      17,292
Equity securities..........................     1,933         --            --        1,933
Corporate bonds............................    29,536         --        (3,808)      25,728
Other debt securities......................       115         --            --          115
                                             --------       ----       -------      -------
Total investment securities available for
  sale.....................................  $ 99,548       $ 49       $(5,024)     $94,573
                                             ========       ====       =======      =======

     Premier Bank pledged $22,965,000 and $20,866,000 in investment securities as collateral for customer repurchase agreements at March 31, 2002 (Unaudited) and December 31, 2001, respectively.

     The amortized cost and estimated fair value of investment securities AFS and HTM by contractual maturity at March 31, 2002 (Unaudited) and December 31, 2001 are shown in the following tables.

                             PREMIER BANCORP, INC.

     Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

                                             INVESTMENT SECURITIES    INVESTMENT SECURITIES
                                                HELD TO MATURITY        AVAILABLE FOR SALE
                                             ----------------------   ----------------------
                                             AMORTIZED   ESTIMATED    AMORTIZED   ESTIMATED
MARCH 31, 2002 (UNAUDITED)                     COST      FAIR VALUE     COST      FAIR VALUE
--------------------------                   ---------   ----------   ---------   ----------
                                                             (IN THOUSANDS)
Due in one year or less....................      --           --      $  9,264     $ 9,350
Due after one year through five years......      --           --        16,236      16,309
Due after five years through ten years.....     500          500         6,958       6,908
Due after ten years........................      --           --        69,504      65,079
                                               ----         ----      --------     -------
     Total.................................    $500         $500      $101,962     $97,646
                                               ====         ====      ========     =======

                                             INVESTMENT SECURITIES    INVESTMENT SECURITIES
                                                HELD TO MATURITY        AVAILABLE FOR SALE
                                             ----------------------   ----------------------
                                             AMORTIZED   ESTIMATED    AMORTIZED   ESTIMATED
DECEMBER 31, 2001                              COST      FAIR VALUE     COST      FAIR VALUE
-----------------                            ---------   ----------   ---------   ----------
                                                             (IN THOUSANDS)
Due in one year or less....................    $ --         $ --      $  9,621     $ 9,639
Due after one year through five years......      --           --        16,584      16,614
Due after five years through ten years.....     500          500         5,923       5,934
Due after ten years........................      --           --        70,271      65,664
                                               ----         ----      --------     -------
     Total.................................    $500         $500      $102,399     $97,851
                                               ====         ====      ========     =======

     Proceeds from sales of investment securities available for sale are as follows.

                                            FOR THE THREE MONTHS
                                               ENDED MARCH 31,
                                                 (UNAUDITED)        FOR THE YEAR ENDED DECEMBER 31,
                                            ---------------------   --------------------------------
                                              2002        2001       2001         2000        1999
                                            ---------   ---------   -------   ------------   -------
                                                                 (IN THOUSANDS)
Proceeds..................................   $16,230     $11,243    $29,569      $5,474      $19,716
Gross gains...............................       170           8         62           7           71
Gross losses..............................       208          44         49           4          222

                             PREMIER BANCORP, INC.

NOTE 5 -- LOANS

     Loan categories and their respective balances are as follows.

                                                       MARCH 31,       DECEMBER 31,
                                                         2002       -------------------
                                                      (UNAUDITED)     2001       2000
                                                      -----------   --------   --------
                                                               (IN THOUSANDS)
Real estate-farmland................................   $    209     $    214   $    230
Real estate-construction............................      8,564       15,911      4,395
Real estate-residential.............................     31,569       30,188     25,401
Real estate-multifamily.............................     18,091       15,011     13,667
Real estate-commercial..............................    233,244      208,412    161,675
Commercial..........................................     47,146       45,238     32,295
Consumer............................................      1,033        1,092      1,782
                                                       --------     --------   --------
Total loans.........................................    339,856      316,066    239,445
Deferred loan fees..................................     (1,600)      (1,373)      (861)
Allowance for loan losses...........................     (4,102)      (3,817)    (3,032)
                                                       --------     --------   --------
Total loans, net....................................   $334,154     $310,876   $235,552
                                                       ========     ========   ========

     Premier Bank generally lends in the Greater Delaware and Lehigh Valleys of Pennsylvania and New Jersey with a majority of its borrowers located in communities surrounding its branch offices. Most loans are collateralized in part by real estate. Accordingly, lending activities could be affected by changes in the general economy, the regional economy or real estate values.

     Non-accrual and impaired loans are one and the same at both March 31, 2002 (Unaudited) and December 31, 2001. Non-accrual/impaired loans were $2,629,000 and $2,687,000 at March 31, 2002 (Unaudited) and December 31, 2001, respectively. There were no non-accrual/impaired loans at December 31, 2000. The average recorded investment in non-accrual/impaired loans was $2,690,000 for the three months ended March 31, 2002 (Unaudited) compared to $458,000 and $106,000 for the year ended December 31, 2001 and 2000, respectively.

     Interest income recognized on non-accrual/impaired loans was $0 for both the three months ended March 31, 2002 (Unaudited) and 2001 (Unaudited), respectively, and $51,000, $0, and $2,000 for the year ended December 31, 2001, 2000, and 1999, respectively. Foregone interest on non-accrual/impaired loans was $62,000 and $0 for the three months ended March 31, 2002 (Unaudited) and 2001 (Unaudited), respectively, and $43,000, $0, and $13,000 for the year ended December 31, 2001, 2000 and 1999, respectively.

     Potential problem loans are those loans believed to require increased supervision and review and may, depending on the economic environment and other factors, become non-performing assets in future periods. Potential problem loans totaled $2,689,000, $2,356,000 and $3,666,000 at March 31, 2002 (Unaudited),
December 31, 2001 and December 31, 2000, respectively. Most of these loans are secured by real estate.

                             PREMIER BANCORP, INC.

NOTE 6 -- ALLOWANCE FOR LOAN LOSSES

     Activity in the allowance for loan losses is shown below.

                                                     FOR THE THREE
                                                     MONTHS ENDED
                                                       MARCH 31,         FOR THE YEAR ENDED
                                                      (UNAUDITED)           DECEMBER 31,
                                                    ---------------   ------------------------
                                                     2002     2001     2001     2000     1999
                                                    ------   ------   ------   ------   ------
                                                                  (IN THOUSANDS)
Balance at beginning of period....................  $3,817   $3,032   $3,032   $2,511   $1,805
Charge-offs.......................................      --       (4)     (33)      (7)     (13)
Provision for loan losses.........................     285      100      818      528      719
                                                    ------   ------   ------   ------   ------
Balance at end of period..........................  $4,102   $3,128   $3,817   $3,032   $2,511
                                                    ======   ======   ======   ======   ======

NOTE 7 -- PREMISES AND EQUIPMENT

     Premises and equipment, stated at cost less accumulated depreciation and amortization, are summarized below.

                                                           MARCH 31,      DECEMBER 31,
                                                             2002       -----------------
                                                          (UNAUDITED)    2001      2000
                                                          -----------   -------   -------
                                                                  (IN THOUSANDS)
Building................................................    $ 2,464     $ 2,464   $ 2,434
Land....................................................      1,061       1,061     1,002
Leasehold improvements..................................        382         382       387
Furniture, fixtures and equipment.......................      2,120       2,087     2,454
                                                            -------     -------   -------
Cost....................................................      6,027       5,994     6,277
Accumulated depreciation and amortization...............     (1,516)     (1,396)   (1,424)
                                                            -------     -------   -------
Carrying value..........................................    $ 4,511     $ 4,598   $ 4,853
                                                            =======     =======   =======

     Depreciation and amortization expenses on premises and equipment were $120,000 and $134,000 for the three months ended March 31, 2002 (Unaudited) and 2001 (Unaudited), respectively, and $515,000 and $459,000 for the year ended December 31, 2001, and 2000, respectively.

     At March 31, 2002 (Unaudited) and December 31, 2001 both the Bensalem branch and the Southampton branch and operations center were leased. In addition, the land occupied by the Montgomeryville branch was also leased. The Bensalem and Montgomeryville branches opened in the fourth quarter of 2000. All leases include options for renewal.

                             PREMIER BANCORP, INC.

     Required minimum annual rentals due on non-cancelable leases expiring after one year were approximately $2,905,000 in the aggregate at December 31, 2001, respectively. Future minimum payments under these leases are as follows:

                                                                   FUTURE
                                                                  MINIMUM
FOR THE YEAR ENDING DECEMBER 31,                                  PAYMENTS
--------------------------------                               --------------
                                                               (IN THOUSANDS)
2002........................................................       $  241
2003........................................................          189
2004........................................................          181
2005........................................................          186
2006........................................................          194
2007 and thereafter.........................................        1,914
                                                                   ------
                                                                   $2,905
                                                                   ======

NOTE 8 -- DEPOSITS

     Deposit categories and their respective balances and weighted average interest rates are as follows.

                                                                                    DECEMBER 31,
                                                            ------------------------------------------------------------
                            MARCH 31, 2002 (UNAUDITED)                  2001                            2000
                          -------------------------------   -----------------------------   ----------------------------
                          WEIGHTED                          WEIGHTED                        WEIGHTED
                          AVERAGE                           AVERAGE                         AVERAGE
                          INTEREST                  % OF    INTEREST               % OF     INTEREST               % OF
                            RATE       AMOUNT      TOTAL      RATE      AMOUNT     TOTAL      RATE      AMOUNT    TOTAL
                          --------   -----------   ------   --------   --------   -------   --------   --------   ------
                                                              (DOLLARS IN THOUSANDS)
Interest checking.......    2.83%     $101,065      25.83%    2.69%    $ 58,826     16.42%    2.53%    $ 25,690     8.47%
Money market............    2.30%       16,985       4.34%    2.32%      16,997      4.74%    5.37%      15,347     5.06%
Savings.................    2.24%       46,651      11.93%    2.25%      44,059     12.30%    3.50%      40,682    13.41%
Time....................    4.65%      194,734      49.77%    5.31%     208,057     58.07%    6.50%     193,736    63.88%
                            ----      --------     ------     ----     --------   -------     ----     --------   ------
Total interest-bearing
  deposits..............    3.71%      359,435      91.87%    4.27%     327,939     91.53%    5.62%     275,455    90.82%
                            ====                              ====                            ====
Non-interest-bearing
  deposits..............                31,809       8.13%               30,343      8.47%               27,838     9.18%
                                      --------     ------              --------   -------              --------   ------
Total deposits..........               391,244     100.00%              358,282    100.00%              303,293   100.00%
                                      ========     ======              ========   =======              ========   ======

     Time deposits as of March 31, 2002 (Unaudited) and December 31, 2001 mature as follows.

                                                         AMOUNTS      AMOUNTS
                                                         $100,000    LESS THAN
MARCH 31, 2002 (UNAUDITED)                              OR GREATER   $100,000     TOTAL
--------------------------                              ----------   ---------   --------
                                                                 (IN THOUSANDS)
2002..................................................   $28,945     $ 85,179    $114,124
2003..................................................     7,064       26,394      33,458
2004..................................................     3,969       14,042      18,011
2005..................................................       916        7,634       8,550
2006..................................................    10,352        5,737      16,089
2007 and thereafter...................................     3,272        1,230       4,502
                                                         -------     --------    --------
                                                         $54,518     $140,216    $194,734
                                                         =======     ========    ========

                             PREMIER BANCORP, INC.

                                                         AMOUNTS      AMOUNTS
                                                         $100,000    LESS THAN
DECEMBER 31, 2001                                       OR GREATER   $100,000     TOTAL
-----------------                                       ----------   ---------   --------
                                                                 (IN THOUSANDS)
2002..................................................   $39,979     $126,387    $166,366
2003..................................................     3,204       13,632      16,836
2004..................................................     2,203        8,477      10,680
2005..................................................       719        3,134       3,853
2006..................................................     7,897        2,375      10,272
2007 and thereafter...................................        --           50          50
                                                         -------     --------    --------
                                                         $54,002     $154,055    $208,057
                                                         =======     ========    ========

     Interest expense on deposits is as follows.

                                                   FOR THE THREE
                                                   MONTHS ENDED
                                                     MARCH 31,
                                                    (UNAUDITED)     FOR THE YEAR ENDED DECEMBER 31,
                                                  ---------------   --------------------------------
                                                   2002     2001      2001        2000        1999
                                                  ------   ------   ---------   ---------   --------
                                                                    (IN THOUSANDS)
Interest checking...............................  $  535   $  157    $   809     $   560     $  473
Money market....................................      95      197        624         329         37
Savings.........................................     251      369      1,294       1,666      1,888
Time............................................   2,446    3,166     12,093      10,299      6,424
                                                  ------   ------    -------     -------     ------
Total interest expense on deposits..............  $3,327   $3,889    $14,820     $12,854     $8,822
                                                  ======   ======    =======     =======     ======

NOTE 9 -- BORROWINGS

     At both March 31, 2002 (Unaudited) and December 31, 2001 short-term borrowings were comprised entirely of overnight borrowings from customers. At December 31, 2000 short-term borrowings included $785,000 in overnight federal funds purchased and $13,619,000 in overnight borrowings from customers. Long-term FHLB borrowings at March 31, 2002 (Unaudited) and December 31, 2001 are fixed rate and mature in 2008.

     All borrowings from the FHLB are secured by a blanket lien against all of Premier Bank's assets. In addition, the FHLB's collateral policies require borrowers who exceed certain borrowing levels to deliver certain investment securities to them as collateral. Under this policy, Premier Bank was not required to deliver investment securities as collateral to the FHLB at March 31, 2002 or December 31, 2001. Customer repurchase agreements are collateralized by investment securities in an amount equal to or exceeding such borrowings. Premier Bank controls investment securities pledged as collateral for customer repurchase agreements.

     At March 31, 2002 (Unaudited), December 31, 2001, and December 31, 2000, Premier Bank had a $6,000,000 unsecured federal funds line of credit with its correspondent bank. Premier Bank's borrowing limit with the FHLB was $72,823,000, $74,898,000, and $63,223,000 at March 31, 2002 (Unaudited),
December 31, 2001, and December 31, 2000 respectively. At March 31, 2002 (Unaudited), Premier Bank had unused borrowing capacity of $6,000,000 and $32,323,000 with its correspondent bank and the FHLB, respectively. At December 31, 2001, Premier Bank had unused borrowing capacity of $6,000,000 and $37,798,000 with its correspondent bank and the FHLB, respectively, compared to $5,215,000 and $63,223,000 at December 31, 2000, respectively.

                             PREMIER BANCORP, INC.

                                                                 AMOUNT        AVERAGE      AVERAGE
                                          TOTAL               OUTSTANDING      AMOUNT       INTEREST
                                         BALANCE   WEIGHTED   AT MONTH END   OUTSTANDING      RATE
                                         END OF    AVERAGE     DURING THE    DURING THE    DURING THE
                                         PERIOD      RATE        PERIOD        PERIOD        PERIOD
                                         -------   --------   ------------   -----------   ----------
                                                          (DOLLARS IN THOUSANDS)
MARCH 31, 2002 (UNAUDITED)
-------------------------------
Short-term borrowings..................  $22,233     0.75%      $22,233        $16,311        0.77%
Long-term FHLB borrowings..............   30,000     5.85%       30,000         30,000        5.93%
                                         -------     ----                      -------        ----
                                         $52,233     3.68%                     $46,311        4.12%
                                         =======     ====                      =======        ====

DECEMBER 31, 2001
--------------------
Short-term borrowings..................  $19,605     0.75%      $25,692        $18,894        2.91%
Long-term FHLB borrowings..............   30,000     5.85%       30,000         19,288        5.93%
                                         -------     ----                      -------        ----
                                         $49,605     3.83%                     $38,182        4.44%
                                         =======     ====                      =======        ====

DECEMBER 31, 2000
--------------------
Short-term borrowings..................  $14,404     5.59%      $58,807        $38,193        6.05%
                                         =======     ====                      =======        ====

DECEMBER 31, 1999
--------------------
Short-term borrowings..................  $52,537     5.80%      $52,537        $33,735        5.25%
Long-term FHLB borrowings..............       --       --        15,000         13,315        5.42%
                                         -------     ----                      -------        ----
                                         $52,537     5.80%                     $47,050        5.30%
                                         =======     ====                      =======        ====

NOTE 10 -- SUBORDINATED DEBT

     Premier Bank has borrowed a total of $3,500,000 from two financial institutions for the purpose of funding its continued growth and maintaining certain regulatory capital ratios. These borrowings, which are unsecured, were issued on two separate dates. Premier Bank can prepay these notes with regulatory approval.

     The issue dated December 31, 2001 is a variable rate note that adjusts quarterly based on the LIBOR index plus 425 basis points. Interest on this note is payable quarterly with principal due at maturity.

     The issue dated January 9, 1997 is a variable rate note that adjusts annually in January based on the 1 year Treasury index plus 240 basis points. Interest on this note is payable monthly for the first 10 years. Principal and interest payments begin in year 11 with full amortization by maturity.

                                          INTEREST RATE AT
  ISSUE                                    MARCH 31, 2002    INTEREST RATE AT    INTEREST RATE AT
   DATE      MATURITY DATE     AMOUNT       (UNAUDITED)      DECEMBER 31, 2001   DECEMBER 31, 2000
----------   -------------   ----------   ----------------   -----------------   -----------------
12/31/2001..  12/31/2016     $2,000,000         6.29%              6.15%                 --
1/9/1997..     1/12/2012     $1,500,000         4.64%              7.29%               8.49%

NOTE 11 -- DERIVATIVE INSTRUMENTS

     PBI and its subsidiaries have limited involvement with derivative financial instruments and currently use them only in relation to Premier Bank's Index Powered(SM) Certificate of Deposit (IPCD) product. The IPCD, which was introduced in the first quarter 2001, contains an embedded derivative feature that provides a potential return to the depositor based on a formula that is dependent on the return of the

                             PREMIER BANCORP, INC.

Standard & Poor's 500(R) Index. This innovative deposit product allows the customer to receive a return that is based on an equity market index in place of a stated interest rate but, like other traditional certificates of deposit, is insured by the FDIC to the extent provided by law.

     Premier Bank entered into derivative contracts with the FHLB in order to offset the risks associated with the variable cost of the IPCD. Under the terms of these derivative contracts, Premier Bank will receive an amount equal to the amount to be paid to the IPCD depositor, in exchange for a periodic payment stream expressed as a rate of interest.

     The notional amount of derivative contracts was $14,854,000 and $10,905,000 at March 31, 2002 (Unaudited) and December 31, 2001, respectively. The fair value of derivatives is included in "Other liabilities" and approximated $2,614,000 and $2,055,000 at March 31, 2002 (Unaudited) and December 31, 2001,
respectively. During the three months ended March 31, 2002 (Unaudited), approximately $19,000 was recorded in other income for net changes in the fair market value of derivatives compared to $7,000 in expense for the quarter ended March 31, 2001 (Unaudited). For the year ended December 31, 2001, approximately $158,000 was recorded in other expense for net changes in the fair market value of derivatives. The fair value adjustments are due to changes in prevailing interest rates and the resulting valuation of future payments due to the FHLB. These valuation adjustments will cumulatively net to zero at the maturity of the contracts.

NOTE 12 -- EARNINGS PER COMMON SHARE

     The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per common share calculations.

                                                                         COMMON          PER COMMON
FOR THE THREE MONTHS ENDED MARCH 31, 2002 (UNAUDITED)  NET INCOME        SHARES         SHARE AMOUNT
-----------------------------------------------------  ----------       ---------       ------------
                                                         (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
Basic earnings per common share.................         $  802         3,277,115          $0.24
Effect of dilutive common stock options.........             --           152,467          (0.01)
                                                         ------         ---------          -----
Earnings per diluted common share...............         $  802         3,429,582          $0.23
                                                         ======         =========          =====

                                                                         COMMON          PER COMMON
FOR THE THREE MONTHS ENDED MARCH 31, 2001 (UNAUDITED)  NET INCOME        SHARES         SHARE AMOUNT
-----------------------------------------------------  ----------       ---------       ------------
                                                         (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
Basic earnings per common share.................         $  464         3,172,708          $0.15
Effect of dilutive common stock options.........             --           193,963          (0.01)
                                                         ------         ---------          -----
Earnings per diluted common share...............         $  464         3,366,671          $0.14
                                                         ======         =========          =====

                                                               COMMON          PER COMMON
   FOR THE YEAR ENDED DECEMBER 31, 2001      NET INCOME        SHARES         SHARE AMOUNT
   ------------------------------------      ----------       ---------       ------------
                                               (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
Basic earnings per common share............    $2,534         3,212,537          $0.79
Effect of dilutive common stock options....        --           229,832          (0.05)
                                               ------         ---------          -----
Diluted earnings per common share..........    $2,534         3,442,369          $0.74
                                               ======         =========          =====

                             PREMIER BANCORP, INC.

                                                                 COMMON        PER COMMON
     FOR THE YEAR ENDED DECEMBER 31, 2000        NET INCOME      SHARES       SHARE AMOUNT
     ------------------------------------        ----------     ---------     ------------
                                                 (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
Basic earnings per common share................    $2,061       3,097,450        $0.67
Effect of dilutive common stock options........        --         325,382        (0.07)
                                                   ------       ---------        -----
Diluted earnings per common share..............    $2,061       3,422,832        $0.60
                                                   ======       =========        =====

                                                                 COMMON        PER COMMON
     FOR THE YEAR ENDED DECEMBER 31, 1999        NET INCOME      SHARES       SHARE AMOUNT
     ------------------------------------        ----------     ---------     ------------
                                                 (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
Basic earnings per common share................    $2,405       3,016,893        $0.80
Effect of dilutive common stock options........        --         324,315        (0.08)
                                                   ------       ---------        -----
Diluted earnings per common share..............    $2,405       3,341,208        $0.72
                                                   ======       =========        =====

     Basic earnings per common share is calculated using the weighted average number of common shares outstanding after giving retroactive effect to the 5% common stock dividend declared on February 17, 2000. Options to purchase 395,463 and 571,697 shares of common stock were outstanding at March 31, 2002 (Unaudited) and March 31, 2001 (Unaudited), respectively. Options to purchase 539,023, 700,325 and 688,326 shares of common stock were outstanding at December 31, 2001, 2000 and 1999, respectively. Options, to the extent dilutive, were included in the computation of earnings per diluted common share for each respective period. Options to purchase 51,998 shares were anti-dilutive for all quarters of 2002 and 2001 and, therefore, excluded from the calculation of earnings per diluted common share. Options to purchase 48,581 common shares on average were anti-dilutive for the year ended December 31, 2000 and, therefore, excluded from the calculation of earnings per diluted common share.

NOTE 13 -- INCOME TAXES

     The components of the provision for income taxes are as follows.

                                                        FOR THE THREE
                                                        MONTHS ENDED
                                                          MARCH 31,       FOR THE YEAR ENDED
                                                         (UNAUDITED)         DECEMBER 31,
                                                        -------------   ----------------------
                                                        2002    2001     2001    2000    1999
                                                        -----   -----   ------   -----   -----
                                                                    (IN THOUSANDS)
Current tax expense...................................  $283    $155    $1,192   $ 863   $ 968
Deferred income tax benefit...........................    --      --      (329)   (188)   (203)
                                                        ----    ----    ------   -----   -----
Income tax expense....................................  $283    $155    $  863   $ 675   $ 765
                                                        ====    ====    ======   =====   =====

                             PREMIER BANCORP, INC.

     The tax effects of temporary differences that represent the significant portion of deferred tax assets and liabilities are as follows:

                                                       FOR THE THREE    FOR THE YEAR ENDED
                                                        MONTHS ENDED       DECEMBER 31,
                                                       MARCH 31, 2002   ------------------
                                                        (UNAUDITED)      2001       2000
                                                       --------------   -------    -------
                                                                 (IN THOUSANDS)
Deferred tax assets:
  Unrealized net loss on investment securities
     available for sale..............................      $1,468       $1,547     $1,692
  Allowance for loan loss............................       1,298        1,298      1,031
  Non-accrued interest...............................          27           27         --
  Depreciation.......................................          13           13         28
  Other..............................................          26           26         --
                                                           ------       ------     ------
Total deferred tax assets............................       2,832        2,911      2,751
                                                           ------       ------     ------
Deferred tax liabilities:
  Depreciation.......................................          --           --        (26)
  Tax bad debt reserve...............................         (24)         (24)       (22)
                                                           ------       ------     ------
Total deferred tax liabilities.......................         (24)         (24)       (48)
                                                           ------       ------     ------
Net deferred tax asset...............................      $2,808       $2,887     $2,703
                                                           ======       ======     ======

     The realizability of deferred tax assets is dependent upon a variety of factors, including the generation of future taxable income, the existence of taxes paid and recoverable, the reversal of deferred tax liabilities and tax planning strategies. Based upon these and other factors, it is believed more likely than not that the benefits of these deferred tax assets will be realized.

     A reconciliation of income tax expense in the accompanying statements of operations with the amount computed by applying the statutory federal income tax rate to earnings before income taxes is as follows.

                                                         FOR THE THREE
                                                         MONTHS ENDED
                                                           MARCH 31,       FOR THE YEAR ENDED
                                                          (UNAUDITED)         DECEMBER 31,
                                                         -------------   ----------------------
                                                         2002    2001     2001    2000    1999
                                                         -----   -----   ------   ----   ------
                                                                     (IN THOUSANDS)
Tax expense at 34% rate................................  $369    $211    $1,155   $930   $1,078
Interest from tax exempt loans and investments.........   (84)    (61)     (305)  (268)    (300)
Other, net.............................................    (2)      5        13     13      (13)
                                                         ----    ----    ------   ----   ------
Income tax expense.....................................  $283    $155    $  863   $675   $  765
                                                         ====    ====    ======   ====   ======

NOTE 14 -- EMPLOYEE BENEFIT PLANS

     Premier Bank maintains a defined contribution savings plan covering substantially all employees. The plan allows eligible employees to make contributions by salary reduction pursuant to the provisions of 401(k) of the Internal Revenue Code. Approximately $29,000 and $24,000 in discretionary matching 401(k) contributions were expensed in during the three months ended March 31, 2002 (Unaudited) and 2001 (Unaudited), respectively. Approximately $88,000, $81,000 and $54,000 in discretionary matching 401(k) contributions were expensed during the year ended December 31, 2001, 2000 and 1999, respectively.

                             PREMIER BANCORP, INC.

NOTE 15 -- STOCK OPTION PLAN

     The number of options and strike prices in the following discussion are provided after incorporating a retroactive adjustment due to the 5% common stock dividend declared on February 17, 2000 and paid on March 10, 2000. In connection with the bank's initial stock offering in 1992, 486,497 options were issued to purchase common stock to certain incorporators, directors, officers, and institutional investors. The options are exercisable at a price of $2.89 per share and expire April 23, 2002. The options are transferable and contain certain customary anti-dilution clauses in the case of certain events. At March 31, 2002 (Unaudited), December 31, 2001 and December 31, 2000, there were 91,715, 234,488 and 397,446 of such options outstanding, respectively.

     In addition, a stock option program was adopted in 1995 whereby up to 315,000 options may be granted to employees or directors based on a discretionary incentive program. The exercise price of options granted under this program will be at the fair value of common stock as of the grant date. Options expire ten years from the date of grant. Options granted under this program, with the exception of 85,050 options granted in 1997, were vested immediately. The 85,050 options granted in 1997 were fully vested in 2001. A total of 306,674 options were granted under this program as of both March 31, 2002 (Unaudited) and December 31, 2001. A total of 38,333 options were granted under this program as of December 31, 2000. There were 303,748, 304,535 and 302,879 of such options outstanding at March 31, 2002 (Unaudited), December 31, 2001 and December 31, 2000, respectively.

     A summary of stock option activity for the three months ended March 31, 2002 and 2001 and for the year ended December 31, 2001, 2000 and 1999 is as follows.

                                                      FOR THE THREE MONTHS ENDED
                                                              (UNAUDITED)
                                               -----------------------------------------
                                                 MARCH 31, 2002        MARCH 31, 2001
                                               -------------------   -------------------
                                                          WEIGHTED              WEIGHTED
                                                          AVERAGE               AVERAGE
                                                          EXERCISE              EXERCISE
                                               OPTIONS     PRICE     OPTIONS     PRICE
                                               --------   --------   --------   --------
Outstanding at beginning of period...........   539,023    $4.63      700,325    $4.22
Granted......................................        --       --        2,600     6.25
Exercised....................................  (143,560)    2.89     (131,228)    2.90
                                               --------    -----     --------    -----
Outstanding at end of period.................   395,463    $5.26      571,697    $4.53
                                               ========    =====     ========    =====
Exercisable at end of period.................   395,463               571,697

                                                    FOR THE YEAR ENDED DECEMBER 31,
                                     -------------------------------------------------------------
                                            2001                  2000                 1999
                                     -------------------   ------------------   ------------------
                                                WEIGHTED             WEIGHTED             WEIGHTED
                                                AVERAGE              AVERAGE              AVERAGE
                                                EXERCISE             EXERCISE             EXERCISE
                                     OPTIONS     PRICE     OPTIONS    PRICE     OPTIONS    PRICE
                                     --------   --------   -------   --------   -------   --------
Outstanding at beginning of
  period...........................   700,325    $4.22     688,326    $ 3.72    705,936    $ 3.55
Granted............................     2,600     6.25      38,333     12.26     13,665     10.48
Exercised..........................  (163,902)    2.89     (26,334)     2.89    (31,275)     2.91
                                     --------    -----     -------    ------    -------    ------
Outstanding at end of period.......   539,023    $4.63     700,325    $ 4.22    688,326    $ 3.72
                                     ========    =====     =======    ======    =======    ======
Exercisable at end of period.......   539,023              666,305              628,791

                             PREMIER BANCORP, INC.

     The following summarizes information about stock options outstanding and exercisable at March 31, 2002, December 31, 2001 and 2000.

                                        MARCH 31, 2002
                                          (UNAUDITED)
---------------------------------------------------------------------   -----------------------
-----------------------------------------------------------------------------------------------
                         OPTIONS OUTSTANDING                              OPTIONS EXERCISABLE
---------------------------------------------------------------------   -----------------------
                                         WEIGHTED AVERAGE   WEIGHTED-                 WEIGHTED-
                                            REMAINING        AVERAGE                   AVERAGE
                             NUMBER        CONTRACTUAL      EXERCISE      NUMBER      EXERCISE
RANGE OF EXERCISE PRICES   OUTSTANDING   LIFE (IN YEARS)      PRICE     EXERCISABLE     PRICE
------------------------   -----------   ----------------   ---------   -----------   ---------
         $ 2.89               91,715           0.04          $ 2.89        91,715      $ 2.89
           3.50               12,061           3.75            3.50        12,061        3.50
           4.76              221,156           4.75            4.76       221,156        4.76
           5.71               15,933           5.75            5.71        15,933        5.71
           6.25                2,600           8.75            6.25         2,600        6.25
          10.48               13,665           6.75           10.48        13,665       10.48
          12.26
         ------               38,333           7.75           12.26        38,333       12.26
                             -------           ----          ------       -------      ------
$2.89 to $12.26
         ======              395,463           4.05          $ 5.26       395,463      $ 5.26
                             =======           ====          ======       =======      ======

                                       DECEMBER 31, 2001
----------------------------------------------------------------------   -----------------------
------------------------------------------------------------------------------------------------
                         OPTIONS OUTSTANDING                               OPTIONS EXERCISABLE
----------------------------------------------------------------------   -----------------------
                                         WEIGHTED AVERAGE    WEIGHTED-                 WEIGHTED-
                                             REMAINING        AVERAGE                   AVERAGE
                             NUMBER         CONTRACTUAL      EXERCISE      NUMBER      EXERCISE
RANGE OF EXERCISE PRICES   OUTSTANDING    LIFE (IN YEARS)      PRICE     EXERCISABLE     PRICE
------------------------   -----------   -----------------   ---------   -----------   ---------
         $ 2.89              234,488           0.33           $ 2.89       234,488      $ 2.89
           3.50               12,502           4.00             3.50        12,502        3.50
           4.76              221,502           5.00             4.76       221,502        4.76
           5.71               15,933           6.00             5.71        15,933        5.71
           6.25                2,600           9.00             6.25         2,600        6.25
          10.48               13,665           7.00            10.48        13,665       10.48
          12.26
         ------               38,333           8.00            12.26        38,333       12.26
                             -------           ----           ------       -------      ------
$2.89 to $12.26
         ======              539,023           3.26           $ 4.63       539,023      $ 4.63
                             =======           ====           ======       =======      ======

                                       DECEMBER 31, 2000
-----------------------------------------------------------------------------------------------
                         OPTIONS OUTSTANDING                              OPTIONS EXERCISABLE
---------------------------------------------------------------------   -----------------------
                                         WEIGHTED AVERAGE   WEIGHTED-                 WEIGHTED-
                                            REMAINING        AVERAGE                   AVERAGE
                             NUMBER        CONTRACTUAL      EXERCISE      NUMBER      EXERCISE
RANGE OF EXERCISE PRICES   OUTSTANDING   LIFE (IN YEARS)      PRICE     EXERCISABLE     PRICE
------------------------   -----------   ----------------   ---------   -----------   ---------
         $ 2.89              397,446           1.33          $ 2.89       397,446      $ 2.89
           3.50               12,911           5.00            3.50        12,911        3.50
           4.76              222,037           6.00            4.76       188,017        4.76
           5.71               15,933           7.00            5.71        15,933        5.71
          10.48               13,665           8.00           10.48        13,665       10.48
          12.26
         ------               38,333           9.00           12.26        38,333       12.26
                             -------           ----          ------       -------      ------
$2.89 to $12.26
         ======              700,325           3.56          $ 4.22       666,305      $ 4.19
                             =======           ====          ======       =======      ======

                             PREMIER BANCORP, INC.

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" encourages, but does not require, the adoption of fair value accounting for stock-based compensation to employees. PBI elected not to adopt the fair value accounting provisions of Statement No. 123 and instead applies APB Opinion 25 and related interpretation in accounting for the plan. Pro-forma disclosures of Statement No. 123 have been provided.

     The fair value of each option granted using the Black Scholes option pricing model was $3.36 in 2002 (Unaudited) and 2001, $7.50 in 2000 and $7.32 in 1999. Significant assumptions used in the model for 2002, 2001, 2000 and 1999 grants include: a weighted average risk-free rate of return of 5.25% in 2002 (Unaudited), 2001 and 2000 and 4.61% in 1999; volatility of 35% in 2002 (Unaudited), 2001 and 2000 and 50% in 1999; ten year expected option life for 2002 (Unaudited), 2001, 2000 and 1999; and no dividends for 2002 (Unaudited), 2001, 2000 and 1999. Had the grant date fair value provisions of Statement No. 123 been adopted, PBI would have recognized additional compensation expense of $121,000, $371,000, $156,000 in 2001, 2000 and 1999, respectively. There were no stock option grants during the three months ended March 31, 2002 (Unaudited).

     As a result, net income and earnings per common share would have been reduced to the pro-forma amounts indicated below.

                                                  FOR THE THREE
                                                   MONTHS ENDED
                                                    MARCH 31,
                                                   (UNAUDITED)      FOR THE YEAR ENDED DECEMBER 31,
                                                  --------------    --------------------------------
                                                  2002     2001       2001        2000        1999
                                                  -----    -----    --------    --------    --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income
  As reported...................................  $ 802    $ 464     $2,534      $2,061      $2,405
  Pro forma.....................................    802      343      2,413       1,690       2,249
Basic earnings per common share
  As reported...................................  $0.24    $0.15     $ 0.79      $ 0.67      $ 0.80
  Pro forma.....................................   0.24     0.11       0.75        0.55        0.75
Diluted earnings per common share
  As reported...................................  $0.23    $0.14     $ 0.74      $ 0.60      $ 0.70
  Pro forma.....................................   0.23     0.10       0.70        0.49        0.66

NOTE 16 -- COMMITMENTS AND CONTINGENCIES

     Premier Bank is a party to financial instruments with off-balance sheet risk in the normal course of business. These financial instruments include commitments to extend credit and stand-by letters of credit to meet the financing needs of its customers. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. The contract or notional amounts of those instruments reflect Premier Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument.

                             PREMIER BANCORP, INC.

     Financial instruments whose contract amounts represent credit risk at March 31, 2002 (Unaudited) and December 31, 2001 and 2000 were as follows.

                                                         CONTRACT OR NOTIONAL AMOUNT
                                                      ----------------------------------
                                                                         DECEMBER 31,
                                                      MARCH 31, 2002   -----------------
                                                       (UNAUDITED)      2001      2000
                                                      --------------   -------   -------
                                                                (IN THOUSANDS)
Commitments to extend credit........................     $46,528       $42,397   $32,340
Stand-by letters of credit..........................     $ 2,832       $ 3,242   $ 3,006

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any conditions established in the contract. Premier Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies but may include inventory, property, plant and equipment, and income producing commercial properties. The commitments at March 31, 2002 (Unaudited), December 31, 2001 and 2000 were principally to originate commercial loans and other loans secured by real estate. At March 31, 2002 (Unaudited), fixed and adjustable/variable rate commitments totaled $10,796,000 and $35,732,000, respectively. At December 31, 2001, fixed and adjustable/variable rate commitments totaled $7,857,000 and $34,540,000, respectively. At December 31, 2000, fixed and adjustable/variable rate commitments totaled $1,927,000 and $30,413,000, respectively.

     Premier Bank issues stand-by letters of credit to guarantee the performance of a customer to a third party. Most guarantees extend for one year or less. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

     The amount of collateral received on loan commitments and on stand-by letters of credit is dependent upon the individual transaction and the creditworthiness of the customer.

  CONCENTRATIONS OF CREDIT RISK

     Premier Bank generally lends in the Greater Delaware and Lehigh Valleys of Pennsylvania and New Jersey with a majority of its borrowers located in communities surrounding its branches. The majority of the loan portfolio is secured by residential and commercial real estate. Accordingly, the primary concentration of credit risk is related to the real estate market in these areas. The ultimate collectibility of loans is susceptible to changes in local market conditions, and therefore, dependent upon the local economic environment. In addition, loan concentrations are also considered to exist when there are amounts loaned or committed to be loaned to a multiple number of borrowers engaged in similar activities which would cause their ability to meet contractual obligations to be similarly impacted by economic or other conditions. The loan portfolio contains many borrowers who are employed in the medical professions, restaurant and lodging industry and real estate business.

     Premier Bank's investment portfolio has a concentration in corporate bonds issued by other financial institutions. Corporate bonds totaled $28,892,000 or 29%, $32,322,000 or 33%, and $25,728,000 or 26% of the investment portfolio at March 31, 2002 (Unaudited), December 31, 2001 and 2000, respectively.

  LEGAL PROCEEDINGS

     At March 31, 2002 (Unaudited), December 31, 2001 and 2000, there were no known material legal proceedings pending against PBI, its subsidiaries or its property. In addition, no material proceedings are known to be contemplated by governmental authorities against PBI, its subsidiaries or its property.

                             PREMIER BANCORP, INC.

NOTE 17 -- RELATED PARTY TRANSACTIONS

     As a matter of policy, Premier Bank does not extend credit to employees, officers or directors.

     Premier Bank incurred $111,000, $115,000 and $107,000 in expenses for management and financial consulting services rendered by the Chairman of the Board of Directors during the year ended December 31 200l, 2000 and 1999, respectively, and $27,000 during the three months ended March 31, 2001. As of January 1, 2002, the Chairman of the Board of Directors is also an employee of the bank.

NOTE 18 -- DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     PBI is required to disclose the estimated fair values of financial instruments, whether or not recognized in the balance sheet. For PBI, as for most financial institutions, substantially all of its assets and liabilities are considered financial instruments.

     Estimates of fair value are made at a specific point in time, based upon, where available, relevant market prices and information about the financial instrument. Such estimates do not include any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. For a substantial portion of financial instruments, no quoted market exists. Therefore, estimates of fair value are necessarily based on a number of significant assumptions regarding the amount and timing of estimated future cash flows, which are discounted to reflect varying degrees of risk. Given the uncertainties surrounding these assumptions, the reported fair values may not represent actual values of financial instruments that could have been realized as of each date presented or that will be realized in the future. Use of different assumptions or methodologies is likely to result in significantly different fair value estimates.

     The fair value of non-interest-bearing demand deposits, interest checking accounts, money market accounts and savings accounts is assumed equal to the carrying amount. This approach to estimating fair value excludes the significant benefit that results from the low-cost funding provided by such deposit liabilities, as compared to alternative sources of funding. As a consequence, the values below distort the actual fair value of a banking organization that is a going concern.

     The estimated fair values and carrying amounts of financial assets and liabilities are summarized as follows.

                                      MARCH 31, 2002
                                        (UNAUDITED)          DECEMBER 31, 2001       DECEMBER 31, 2000
                                   ---------------------   ---------------------   ---------------------
                                   ESTIMATED    CARRYING   ESTIMATED    CARRYING   ESTIMATED    CARRYING
                                   FAIR VALUE    AMOUNT    FAIR VALUE    AMOUNT    FAIR VALUE    AMOUNT
                                   ----------   --------   ----------   --------   ----------   --------
                                                  (IN THOUSANDS)
FINANCIAL ASSETS:
Cash and due from banks..........   $ 16,864    $ 16,864    $ 14,383    $ 14,383    $  7,970    $  7,970
Short-term investments...........     25,176      25,176      14,137      14,137          --          --
Interest-bearing deposits........      1,198       1,198       1,084       1,084          56          56
Investment securities:
  Available for sale.............     97,646      97,646      97,851      97,851      94,573      94,573
  Held to maturity...............        500         500         500         500       5,912       6,026
Net loans........................    360,213     334,154     335,966     310,876     232,246     235,552
Accrued interest receivable......      2,813       2,813       2,939       2,939       2,517       2,517

                             PREMIER BANCORP, INC.

                                      MARCH 31, 2002
                                        (UNAUDITED)          DECEMBER 31, 2001       DECEMBER 31, 2000
                                   ---------------------   ---------------------   ---------------------
                                   ESTIMATED    CARRYING   ESTIMATED    CARRYING   ESTIMATED    CARRYING
                                   FAIR VALUE    AMOUNT    FAIR VALUE    AMOUNT    FAIR VALUE    AMOUNT
                                   ----------   --------   ----------   --------   ----------   --------
                                                  (IN THOUSANDS)


FINANCIAL LIABILITIES:
Deposits with no stated
  maturities.....................   $196,510    $196,510    $150,225    $150,225    $109,557    $109,557
Deposits with stated
  maturities.....................    197,181     194,734     210,554     208,229     195,528     193,736
Borrowings.......................     52,536      52,233      50,120      49,605      14,402      14,404
Subordinated debt................      3,576       3,500       3,505       3,500       1,500       1,500
Accrued interest payable.........      3,757       3,757       4,554       4,554       4,127       4,127
Derivative instruments...........      2,255       2,255       2,055       2,055          --          --

     The following methods and assumptions were used to estimate the fair value of each major classification of financial instruments at March 31, 2002 (Unaudited) and December 31, 2001 and 2000.

     Cash and due from banks, short-term investments and interest-bearing deposits: Current carrying amounts approximate estimated fair values.

     Investment securities: Current quoted market prices were used to estimate fair value.

     Net loans and loans held for sale: Fair values were estimated using the present value of the estimated cash flows, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

     Accrued interest receivable and accrued interest payable: Current carrying amounts approximate estimated fair values.

     Deposit liabilities: The fair value of deposits with no stated maturity (i.e., demand deposits, interest checking accounts, money market accounts and savings accounts) are by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Deposits with a stated maturity (time deposits), excluding IPCD's, have been valued using the present value of cash flows discounted at rates approximating the current market for similar deposits. The fair value of IPCD's was reported at face value net of the estimated fair value of embedded derivatives. Premier Bank obtains estimated fair values of embedded derivatives from a third party financial institution.

     Borrowings: Borrowings have been valued using the present value of cash flows discounted at rates approximating the current market for similar liabilities.

     Subordinated debt: Fair values were estimated using the present value of the estimated cash flows using interest rates currently being offered for similar liabilities.

     Derivative instruments: Derivative instruments are used only in relation to Premier Bank's Index Powered(SM) Certificate of Deposit (IPCD) product. These derivatives are carried at fair value in accordance with Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. Premier Bank obtains estimated fair values from a third party financial institution.

     Off-balance-sheet instruments: Off-balance-sheet instruments are primarily comprised of loan commitments that are generally priced at market at the time of funding. Fees on commitments to extend credit and stand-by letters of credit are deemed to be immaterial and these instruments are expected to be settled at face value or expire unused. It is impractical to assign any fair value to these instruments. At March 31, 2002 (Unaudited), December 31, 2001 and 2000 loan commitments were $46,528,000, $42,397,000, and $32,340,000, respectively.
Stand-by letters of credit were $2,832,000, $3,242,000, and $3,006,000 at March 31, 2002 (Unaudited) and December 31, 2001 and 2000, respectively.

                             PREMIER BANCORP, INC.

NOTE 19 -- PARENT COMPANY FINANCIAL INFORMATION

                                                         MARCH 31,      DECEMBER 31,
                                                           2002       -----------------
                                                        (UNAUDITED)    2001      2000
                                                        -----------   -------   -------
                                                                (IN THOUSANDS)
ASSETS:
Cash on deposit with subsidiary bank..................    $   253     $    91   $ 1,359
Investment securities available for sale..............         --          --     1,844
Investment in subsidiaries............................     30,365      29,562    23,269
Deferred issuance costs on capital securities.........        420         424       440
Accrued interest receivable...........................          3          10        52
Other.................................................        285         243       239
                                                          -------     -------   -------
     Total assets.....................................    $31,326     $30,330   $27,203
                                                          =======     =======   =======


LIABILITIES AND SHAREHOLDERS' EQUITY:
Borrowings from subsidiary trust......................    $10,310     $10,310   $10,310
Accrued interest payable..............................        113         334       334
Other.................................................         75          77       104
                                                          -------     -------   -------
     Total liabilities................................     10,498      10,721    10,748


SHAREHOLDERS' EQUITY:
Common stock..........................................      1,111       1,070     1,025
Additional paid-in capital............................     12,308      12,085    11,792
Retained earnings.....................................     10,257       9,455     6,921
Accumulated other comprehensive loss..................     (2,848)     (3,001)   (3,283)
                                                          -------     -------   -------
     Total shareholders' equity.......................     20,828      19,609    16,455
                                                          -------     -------   -------
Total liabilities and shareholders' equity............    $31,326     $30,330   $27,203
                                                          =======     =======   =======

                             PREMIER BANCORP, INC.

                       CONDENSED STATEMENTS OF OPERATIONS

                                                      FOR THE THREE
                                                      MONTHS ENDED
                                                        MARCH 31,        FOR THE YEAR ENDED
                                                       (UNAUDITED)          DECEMBER 31,
                                                      -------------   ------------------------
                                                       2002    2001    2001     2000     1999
                                                      ------   ----   ------   ------   ------
                                                                   (IN THOUSANDS)
Interest income on investment securities available
  for sale..........................................  $   --   $ 37   $   88   $  145   $  268
Interest income on capital securities of subsidiary
  trust.............................................       7      7       27       27       28
Equity in undistributed income of subsidiaries......     650    706    3,556    3,072    3,260
Dividend income from subsidiary bank................     442     --       --       --       --
Loss on sale of investment securities available for
  sale..............................................      --     --       --       --      (69)
                                                      ------   ----   ------   ------   ------
Total income........................................   1,099    750    3,671    3,244    3,487
                                                      ------   ----   ------   ------   ------
Interest expense....................................     225    225      884      884      878
Other expense.......................................      72     61      253      299      204
                                                      ------   ----   ------   ------   ------
Total expense.......................................     297    286    1,137    1,183    1,082
                                                      ------   ----   ------   ------   ------
Income before taxes.................................     802    464    2,534    2,061    2,405
Income tax expense..................................      --     --       --       --       --
                                                      ------   ----   ------   ------   ------
Net income..........................................  $  802   $464   $2,534   $2,061   $2,405
                                                      ======   ====   ======   ======   ======

                             PREMIER BANCORP, INC.

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                  FOR THE THREE
                                                   MONTHS ENDED
                                                    MARCH 31,
                                                   (UNAUDITED)      FOR THE YEAR ENDED DECEMBER 31,
                                                  --------------   ---------------------------------
                                                  2002    2001       2001        2000        1999
                                                  ----   -------   ---------   ---------   ---------
                                                                    (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income......................................  $802   $   464    $ 2,534     $ 2,061     $ 2,405
Deduct items not affecting cash flows:
  Equity in undistributed income of
     subsidiaries...............................  (650)     (706)    (3,556)     (3,072)     (3,260)
  Amortization of deferred issuance costs on
     capital securities.........................     4         4         16          16          16
  Amortization of premiums and discounts on
     investment securities available for sale...    --        --         --          --           4
  Loss on sale of securities available for
     sale.......................................    --        --         --          --          69
  Decrease (increase) in accrued interest
     receivable.................................     7       (30)       (20)        (22)         37
  (Increase) decrease in other assets...........   (28)      (16)        (5)         23          57
  Decrease in accrued interest payable..........  (221)     (221)        --          --         (15)
  (Decrease) increase in other liabilities......    (2)      (23)       (27)         36          27
                                                  ----   -------    -------     -------     -------
Net cash used in operating activities...........   (88)     (528)    (1,058)       (958)       (660)
                                                  ----   -------    -------     -------     -------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of investment securities available for
  sale..........................................    --        --         --          --      (1,024)
Proceeds from sale of investment securities
  available for sale............................    --        --         --          --       2,959
Capital investment in subsidiary bank...........    --        --       (500)         --      (2,419)
                                                  ----   -------    -------     -------     -------
Net cash used in investing activities...........    --        --       (500)         --        (484)
                                                  ----   -------    -------     -------     -------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from common stock offering.............    --        --         --          --       2,850
Proceeds from exercised stock options...........   250       241        290          76          29
Issuance cost related to capital securities.....    --        --         --          --         (47)
                                                  ----   -------    -------     -------     -------
Net cash provided by financing activities.......   250       241        290          76       2,832
                                                  ----   -------    -------     -------     -------
Net decrease in cash and cash equivalents.......   162      (287)    (1,268)       (882)      1,688
Cash and cash equivalents at beginning of
  period........................................    91     1,359      1,359       2,241         553
                                                  ----   -------    -------     -------     -------
Cash and cash equivalents at end of period......  $253   $ 1,072    $    91     $ 1,359     $ 2,241
                                                  ====   =======    =======     =======     =======

NOTE 20 -- REGULATORY RESTRICTIONS

     PBI and Premier Bank are subject to various regulatory capital requirements of federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that if undertaken, could have a direct material effect on PBI's and Premier Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under accounting practices, must be

                             PREMIER BANCORP, INC.

met. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     PBI and Premier Bank must maintain certain minimum capital amounts and ratios to be considered adequately capitalized as set forth in the table below. Management believes that PBI and Premier Bank met all relevant capital adequacy requirements at March 31, 2002 (Unaudited) and December 31, 2001 and 2000. Management also believes that PBI and Premier Bank were "well capitalized" at March 31, 2002 (Unaudited), December 31, 2001 and 2000 under the regulatory framework for prompt corrective action provisions of Section 38 of the Federal Deposit Insurance Act.

     To be categorized as "well capitalized," PBI and Premier Bank must maintain the minimum ratios listed in the table below. Capital amounts and ratios are presented in the following table.

                                                           REQUIRED TO BE
                                                             "ADEQUATELY        REQUIRED TO BE
                                             ACTUAL         CAPITALIZED"      "WELL CAPITALIZED"
                                        ----------------   ---------------   --------------------
                                        AMOUNT    RATIO    AMOUNT    RATIO    AMOUNT      RATIO
                                        -------   ------   -------   -----   ---------   --------
                                                         (DOLLARS IN THOUSANDS)
MARCH 31, 2002 (UNAUDITED)
Total capital to risk-weighted assets
  Premier Bancorp, Inc. ..............  $41,278   10.35%   $31,892   8.00%    $39,865     10.00%
  Premier Bank........................   40,505   10.17%    31,856   8.00%     39,820     10.00%
Tier 1 capital to risk-weighted assets
  Premier Bancorp, Inc. ..............   31,567    7.92%    15,946   4.00%     23,919      6.00%
  Premier Bank........................   32,903    8.26%    15,928   4.00%     23,892      6.00%
Tier 1 capital to average assets
  Premier Bancorp, Inc. ..............   31,567    6.81%    18,551   4.00%     23,189      5.00%
  Premier Bank........................   32,903    7.10%    18,534   4.00%     23,167      5.00%

DECEMBER 31, 2001
Total capital to risk-weighted assets
  Premier Bancorp, Inc. ..............  $39,927   10.62%   $30,078   8.00%    $37,598     10.00%
  Premier Bank........................   39,569   10.54%    30,044   8.00%     37,555     10.00%
Tier 1 capital to risk-weighted assets
  Premier Bancorp, Inc. ..............   30,147    8.02%    15,039   4.00%     22,559      6.00%
  Premier Bank........................   32,252    8.59%    15,022   4.00%     22,533      6.00%
Tier 1 capital to average assets
  Premier Bancorp, Inc. ..............   30,147    6.83%    17,668   4.00%     22,085      5.00%
  Premier Bank........................   32,252    7.32%    17,630   4.00%     22,038      5.00%

DECEMBER 31, 2000
Total capital to risk-weighted assets
  Premier Bancorp, Inc. ..............  $34,270   12.04%   $22,763   8.00%    $28,454     10.00%
  Premier Bank........................   30,681   10.88%    22,566   8.00%     28,208     10.00%
Tier 1 capital to risk-weighted assets
  Premier Bancorp, Inc. ..............   26,318    9.25%    11,382   4.00%     17,073      6.00%
  Premier Bank........................   26,148    9.27%    11,283   4.00%     16,925      6.00%
Tier 1 capital to average assets
  Premier Bancorp, Inc. ..............   26,318    7.41%    14,201   4.00%     17,751      5.00%
  Premier Bank........................   26,148    7.42%    14,105   4.00%     17,632      5.00%

                             PREMIER BANCORP, INC.

NOTE 21 -- DIVIDEND POLICY

     PBI's ability to pay dividends is dependent upon its ability to obtain dividends from its subsidiaries, principally Premier Bank. PBI's future dividend policy is subject to the discretion of its Board of Directors and will depend upon a number of factors, including future earnings, financial conditions, cash needs, and general business conditions. Holders of common stock will be entitled to receive dividends as and when declared by PBI's Board of Directors out of funds legally available for that purpose.

     The bank's ability to pay dividends is subject to the regulatory restrictions set forth in the Pennsylvania Banking Code of 1965, the Federal Reserve Act and the Federal Deposit Insurance Act. Under the Pennsylvania Banking Code, the bank can declare and pay cash dividends only out of accumulated undivided profits, which were $14,960,000 at March 31, 2002 (Unaudited) and $14,310,000 at December 31, 2001. Cash dividends require Federal Reserve Board approval if the total of all cash dividends declared by the bank in any calendar year, including the proposed cash dividend, exceeds the total of the bank's net profits for that year plus its retained net profits from the preceding two years less any required transfers to surplus or to a fund for the retirement of preferred stock, if any. At March 31, 2002, Premier Bank had retained net profits available for distribution without Federal Reserve Board approval of $7,717,000 (Unaudited). The Federal Deposit Insurance Act generally prohibits all payments of dividends by any bank that is in default of any FDIC assessment. At March 31, 2002 (Unaudited) and December 31, 2001, Premier Bank was not in default of any FDIC assessments.

NOTE 22 -- CAPITAL SECURITIES

     On August 11, 1998, PBI's subsidiary, PBI Capital Trust, issued $10,000,000 of 8.57% capital securities due August 15, 2028. The trust is a Delaware statutory business trust. PBI is the sole owner of the trust. The trust used the proceeds from the capital securities to acquire $10,000,000 in 8.57% junior subordinated deferrable interest debentures issued by PBI. The junior subordinated debentures are the sole assets of the trust, and payments under the junior subordinated debentures are the sole revenue of the trust. PBI Capital Trust used the proceeds from the sale of the junior subordinated debentures for general corporate purposes, including, but not limited to, investments in and advances to Premier Bank, branch expansion, and funding loans. Proceeds from the capital securities provide PBI with additional Tier 1 and Tier 2 capital.

     Capital securities are reported in the Consolidated Balance Sheets under the caption "Corporation-obligated mandatorily redeemable capital securities of subsidiary trust holding solely junior subordinated debentures of the corporation." Interest payments on these securities are reported in the Consolidated Statements of Operations under the caption "Minority interest in expense of subsidiary."

NOTE 23 -- OTHER COMPREHENSIVE INCOME (LOSS)

     Other comprehensive income components and their related tax benefit/expense are as follows.

                                                              BEFORE-TAX   TAX BENEFIT   NET-OF-TAX
FOR THE THREE MONTHS ENDED MARCH 31, 2002 (UNAUDITED)           AMOUNT      (EXPENSE)      AMOUNT
-----------------------------------------------------         ----------   -----------   ----------
                                                                         (IN THOUSANDS)
Unrealized gains on investment securities available for sale
  Unrealized holding gains arising during the period........     $194         $(66)         $128
  Reclassification adjustment for losses included in net
     income.................................................       38          (13)           25
                                                                 ----         ----          ----
Other comprehensive income..................................     $232         $(79)         $153
                                                                 ====         ====          ====

                             PREMIER BANCORP, INC.

                                                              BEFORE-TAX   TAX BENEFIT   NET-OF-TAX
FOR THE THREE MONTHS ENDED MARCH 31, 2001 (UNAUDITED)           AMOUNT      (EXPENSE)      AMOUNT
-----------------------------------------------------         ----------   -----------   ----------
                                                                         (IN THOUSANDS)
Unrealized gains on investment securities available for sale
  Unrealized holding gains arising during the period........     $705         $(240)        $465
  Reclassification adjustment for losses included in net
     income.................................................       36           (12)          24
                                                                 ----         -----         ----
Other comprehensive income..................................     $741         $(252)        $489
                                                                 ====         =====         ====

                                                              BEFORE-TAX   TAX BENEFIT   NET-OF-TAX
FOR THE YEAR ENDED DECEMBER 31, 2001                            AMOUNT      (EXPENSE)      AMOUNT
------------------------------------                          ----------   -----------   ----------
                                                                         (IN THOUSANDS)
Unrealized gains on investment securities available for sale
  Unrealized holding gains arising during the period........     $440         $(149)        $291
  Reclassification adjustment for gains included in net
     income.................................................      (13)            4           (9)
                                                                 ----         -----         ----
Other comprehensive income..................................     $427         $(145)        $282
                                                                 ====         =====         ====

                                                              BEFORE-TAX   TAX BENEFIT   NET-OF-TAX
FOR THE YEAR ENDED DECEMBER 31, 2000                            AMOUNT      (EXPENSE)      AMOUNT
------------------------------------                          ----------   -----------   ----------
                                                                         (IN THOUSANDS)
Unrealized gains on investment securities available for sale
  Unrealized holding gains arising during the period........    $2,438        $(828)       $1,610
  Reclassification adjustment for gains included in net
     income.................................................        (3)           1            (2)
                                                                ------        -----        ------
Other comprehensive income..................................    $2,435        $(827)       $1,608
                                                                ======        =====        ======

                                                              BEFORE-TAX   TAX BENEFIT   NET-OF-TAX
FOR THE YEAR ENDED DECEMBER 31, 1999                            AMOUNT      (EXPENSE)      AMOUNT
------------------------------------                          ----------   -----------   ----------
                                                                         (IN THOUSANDS)
Unrealized losses on investment securities available for
  sale
  Unrealized holding gains arising during the period........   $(6,919)      $2,352       $(4,567)
  Reclassification adjustment for losses included in net
     income.................................................       114          (39)           75
                                                               -------       ------       -------
Other comprehensive loss....................................   $(6,805)      $2,313       $(4,492)
                                                               =======       ======       =======

NOTE 24 -- SUBSEQUENT EVENT (UNAUDITED)

     On March 28, 2002, the shareholders of PBI approved an amendment to the Articles of Incorporation to authorize 20,000,000 shares of preferred stock. Articles of Amendment were filed with the Pennsylvania Department of State on March 29, 2002. Currently, PBI's Board of Directors intends to raise approximately $10,000,000 from the issuance of Series A Perpetual Non-Cumulative Preferred Stock in an underwritten public offering commencing in the second quarter of 2002.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          [PREMIER BANCORP INC. LOGO]

                                               Shares
                                       of
                        Series A        % Non-Cumulative
                           Perpetual Preferred Stock

                            ------------------------

                                   PROSPECTUS
                            ------------------------

                      (BOENNING & SCATTERGOOD, INC. LOGO)

                                          , 2002

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14:  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


SEC Registration Fee........................................  $  1,269.60
                                                              -----------
NASD Filing Fee.............................................     1,650.00
                                                              -----------
AMEX Filing Fee.............................................     1,500.00
                                                              -----------
Transfer Agent Fees(1)......................................     1,500.00
                                                              -----------
Accounting Fees and Expenses(1).............................   130,000.00
                                                              -----------
Legal Fees and Disbursements(1).............................   120,000.00
                                                              -----------
Printing Expenses(1)........................................   150,000.00
                                                              -----------
Total Expenses..............................................  $405,919.60
                                                              ===========


---------------

(1) Estimated

ITEM 15:  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Subchapter D of Chapter 17 of the Pennsylvania Business Corporation Law of 1988, as amended (15 Pa. C.S. sec.sec.1101-4162) provides that a business corporation has the power under certain circumstances to indemnify its directors, officers, employees and agents against certain expenses incurred by them in connection with any threatened, pending or completed action, suit or proceeding.

     Article X of Premier Bancorp, Inc.'s Amended and Restated Bylaws provide for the indemnification of its directors, officers, employees and agents in accordance with, and to the maximum extent permitted by, the provisions of Subchapter D of Chapter 17 of the Pennsylvania Business Corporation Law of 1988, as amended. We attach the pertinent provisions of Subchapter D as Exhibit 99.1 to this Registration Statement.

ITEM 16.  EXHIBITS

     (a) Exhibits


 1.1   Form of Underwriting Agreement between Premier Bancorp, Inc.
       and Boenning & Scattergood, Inc.
 4.1*  Amended and Restated Articles of Incorporation of Premier
       Bancorp, Inc.
 4.2   Amended and Restated Bylaws of Premier Bancorp, Inc.
       (Incorporated by reference to Exhibit 3(ii) to PBI's
       Quarterly Report on Form 10-QSB filed with the SEC on November 14, 2000 and amended on December 19, 2000.)
 4.3   Trust Indenture for Trust Preferred Securities.
       (Incorporated by Reference to Exhibit 4.1 to PBI's
       Registration Statement No. 333-70311 on Form S-4 filed with the SEC on January 8, 1999 and amended on February 8, 1999.)
 4.4   Form of Statement of Rights, Designations and Preferences of
       Series A Preferred Stock.
 5.1 Opinion of Shumaker Williams, P.C. as to the legality of the preferred stock.
10.1   Premier Bank's 1995 Incentive Stock Option Plan.
       (Incorporated by reference to Exhibit 99.6 to PBI's
       Registration Statement No. 333-34243 on Form S-4 filed with the SEC on August 22, 1997 and amended on September 9,
       1997.)
10.2   Change of Control Agreement between Premier Bancorp, Inc.,
       Premier Bank and John C. Soffronoff. (Incorporated by reference to Exhibit 10.2 to PBI's Quarterly Report on Form
       10-QSB filed with the SEC on November 13, 1998.)

10.3   Change of Control Agreement between Premier Bancorp, Inc.,
       Premier Bank and John J. Ginley. (Incorporated by reference to Exhibit 10.3 to PBI's Quarterly Report on Form 10-QSB filed with the SEC on November 13, 1998).
10.4   Change of Control Agreement between Premier Bancorp, Inc.
       Premier Bank and Bruce E. Sickel. (Incorporated by reference to Exhibit 10.4 to PBI's Quarterly Report on Form 10-QSB filed with the SEC on November 13, 1998).
11.1*  Statement regarding computation of per share earnings.
12.1*  Statement regarding computation of ratios.
23.1   Consent of KPMG LLP, Independent Auditors.
23.2   Consent of Shumaker Williams, P.C. (included in Exhibit
       5.1).
24.1*  Power of Attorney, included on Page II-3 of the Registration
       Statement, is incorporated herein by reference.
99.1*  Pennsylvania Statutes relating to Indemnification.


---------------


* Previously filed.


ITEM 17.  UNDERTAKINGS

     (b) FILINGS INCORPORATING SUBSEQUENT EXCHANGE ACT DOCUMENTS BY
REFERENCE. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (h) REQUEST FOR ACCELERATION OF EFFECTIVE DATE. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the bylaws of the registrant, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (i) REGISTRATION STATEMENT PERMITTED BY RULE 430A UNDER THE SECURITIES ACT OF 1933.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Doylestown, Commonwealth of Pennsylvania, on this 11th day of June, 2002.


                                          PREMIER BANCORP, INC.

                                                /s/ JOHN C. SOFFRONOFF
                                          --------------------------------------
                                                    John C. Soffronoff
                                          President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the registration statement on Form S-2 has been signed by the following persons in the capacities and on the dates indicated.


                    SIGNATURE                                       TITLE                      DATE
                    ---------                                       -----                      ----

                        *                            President, Chief Executive Officer,   June 11, 2002
 ------------------------------------------------    Director
                John C. Soffronoff


                        *                            Chief Financial Officer, Treasurer,   June 11, 2002
 ------------------------------------------------    Director
                 Bruce E. Sickel


                        *                            Chief Accounting Officer,             June 11, 2002
 ------------------------------------------------    Controller
                Joanne M. Calibeo


                        *                            Chairman of the Board, Director       June 11, 2002
 ------------------------------------------------
                  Clark S. Frame


                        *                            Vice Chairman of the Board,           June 11, 2002
 ------------------------------------------------    Director
               Barry J. Miles, Sr.


                        *                            Director                              June 11, 2002
 ------------------------------------------------
                 Daniel E. Cohen


                        *                            Senior Lending Officer, Secretary,    June 11, 2002
 ------------------------------------------------    Director
                  John J. Ginley


                        *                            Director                              June 11, 2002
 ------------------------------------------------
              Dr. Thomas E. Mackell


                        *                            Director                              June 11, 2002
 ------------------------------------------------
                Dr. Daniel A. Nesi


                        *                            Director                              June 11, 2002
 ------------------------------------------------
                  Neil W. Norton

                    SIGNATURE                                       TITLE                      DATE
                    ---------                                       -----                      ----


                        *                            Director                              June 11, 2002
 ------------------------------------------------
                 Thomas M. O'Mara


                        *                            Director                              June 11, 2002
 ------------------------------------------------
               Michael J. Perrucci


                        *                            Director                              June 11, 2002
 ------------------------------------------------
                  Brian R. Rich


                        *                            Director                              June 11, 2002
 ------------------------------------------------
                  Ezio U. Rossi


                        *                            Director                              June 11, 2002
 ------------------------------------------------
                 Richard F. Ryon


                        *                            Director                              June 11, 2002
 ------------------------------------------------
                  Gerald Schatz


                        *                            Director                              June 11, 2002
 ------------------------------------------------
                 Irving N. Stein


                        *                            Director                              June 11, 2002
 ------------------------------------------------
                 Thomas P. Stitt


                        *                            Director                              June 11, 2002
 ------------------------------------------------
            HelenBeth Garofalo Vilcek


                        *                            Director                              June 11, 2002
 ------------------------------------------------
                John A. Zebrowski


 *By              /s/ JOHN C. SOFFRONOFF                                                   June 11, 2002
        -----------------------------------------
                    John C. Soffronoff
                     Attorney-in-fact


               /s/ BRUCE E. SICKEL                                                         June 11, 2002
 ------------------------------------------------
                 Bruce E. Sickel
                 Attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT
-------
  1.1     Form of Underwriting Agreement between Premier Bancorp, Inc.
          and Boenning & Scattergood, Inc.
  4.1*    Amended and Restated Articles of Incorporation of Premier
          Bancorp, Inc.
  4.2     Amended and Restated Bylaws of Premier Bancorp, Inc.
          (Incorporated by reference to Exhibit 3(ii) to PBI's
          Quarterly Report on Form 10-QSB filed with the SEC on
          November 14, 2000 and amended on December 19, 2000.)
  4.3     Trust Indenture for Trust Preferred Securities.
          (Incorporated by Reference to Exhibit 4.1 to PBI's
          Registration Statement No. 333-70311 on Form S-4 filed with the SEC on January 8, 1999 and amended on February 8, 1999.)
  4.4     Form of Statement of Rights, Designations and Preferences of
          Series A Preferred Stock.
  5.1     Opinion of Shumaker Williams, P.C. as to the legality of the preferred stock.
 10.1     Premier Bank's 1995 Incentive Stock Option Plan.
          (Incorporated by reference to Exhibit 99.6 to PBI's
          Registration Statement No. 333-34243 on Form S-4 filed with the SEC on August 22, 1997 and amended on September 9,
          1997.)
 10.2     Change of Control Agreement between Premier Bancorp, Inc.,
          Premier Bank and John C. Soffronoff. (Incorporated by
          reference to Exhibit 10.2 to PBI's Quarterly Report on Form
          10-QSB filed with the SEC on November 13, 1998.)
 10.3     Change of Control Agreement between Premier Bancorp, Inc.,
          Premier Bank and John J. Ginley. (Incorporated by reference to Exhibit 10.3 to PBI's Quarterly Report on Form 10-QSB
          filed with the SEC on November 13, 1998).
 10.5     Change of Control Agreement between Premier Bancorp, Inc.
          Premier Bank and Bruce E. Sickel. (Incorporated by reference to Exhibit 10.4 to PBI's Quarterly Report on Form 10-QSB
          filed with the SEC on November 13, 1998).
 11.1*    Statement regarding computation of per share earnings.
 12.1*    Statement regarding computation of ratios.
 23.1     Consent of KPMG LLP, Independent Auditors.
 23.2     Consent of Shumaker Williams, P.C. (included in Exhibit
          5.1).
 24.1*    Power of Attorney, included on Page II-3 of the Registration
          Statement, is incorporated herein by reference.
 99.1*    Pennsylvania Statutes relating to Indemnification.


---------------


* Previously filed